As filed with the Securities and Exchange Commission on August 22, 2003

                                                   1933 Act File No. 333-71716
                                                   1940 Act File No. 811-10537

       U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549
                                    FORM N-2
                        (Check appropriate box or boxes)

[X]         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ ]
            Pre-Effective Amendment No. __ [X] Post-Effective Amendment No. 3
                                     and/or
[X]         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
            Amendment No. 5

                 OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
                 --------------------------------------------
               (Exact Name of Registrant Specified in Charter)

                    498 Seventh Avenue, New York, NY 10018
                    --------------------------------------
  (Address of Principal Executive Offices) (Number, Street, City, State, Zip
                                      Code)

                                 1-800-858-9826
              (Registrant's Telephone Number, Including Area Code)

                             Katherine P. Feld, Esq.
                             OppenheimerFunds, Inc.
                     498 Seventh Avenue, New York, NY 10018
    (Name and Address (Number, Street, State, Zip Code) of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective (check applicable box):
[ X ] when declared effective pursuant to section 8(c), or as follows: (the following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities Act of 1933)
[   ] immediately upon filing pursuant to paragraph (b)
[   ] on _____________ pursuant to paragraph (b)
[   ] 60 days after filing pursuant to paragraph (a)
[   ] on _____________ pursuant to paragraph (a) of Rule 486.
[   ] This post-effective amendment designates a new effective date for a previously-filed registration statement.

[   ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-71716.

                        PROSPECTUS dated August __, 2003

                 OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
                       Limited Liability Company Interests
                             --------------------

            INVESTMENT OBJECTIVE. The Fund is a limited liability company registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund's investment objective is to seek long-term capital appreciation consistent with preservation of capital while attempting to generate positive returns over various market cycles. The Fund will pursue this objective by investing primarily in private investment partnerships and similar investment vehicles that are managed by a select group of alternative asset managers that employ various "market neutral"
investment strategies.

            Investing in the Fund's limited liability company interests
("Interests") involves a high degree of risk. See "RISK FACTORS" beginning on page 17.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

OppenheimerFunds   Distributor,   Inc.   (the   "Distributor")   acts  as  the
distributor  of  Interests  on  a  best  efforts  basis,  subject  to  various conditions. Interests are being offered through the Distributor and other brokers  and  dealers  that have  entered  into  selling  agreements  with the
Distributor. Interests will be sold only to "Qualified Investors." See
"Investor  Qualifications."  The  full  amount  of  the  sales  load  will  be reallowed by the  Distributor  to selling  brokers and  dealers.  In addition, the  Distributor  (or one of its  affiliates)  may pay from its own  resources additional  compensation  to brokers  and  dealers of up to 1% of the value of
Interests   sold   by   such   brokers   and   dealers.   (See   "Distribution
Arrangements.")

                       OppenheimerFunds Distributor, Inc.

            INVESTMENT PROGRAM. The Fund will pursue its investment objective by investing primarily in private investment partnerships and similar investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") that employ various "market neutral"
investment strategies. Market neutral investment strategies seek to provide predictable investment returns regardless of general stock market movements.
These strategies encompass a broad range of investment programs that historically have exhibited a low correlation to the general performance of equity, debt and other markets. They include investment programs that involve the use of hedging and arbitrage techniques in the equity, fixed income, currency and commodity markets. Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, U.S. and
non-U.S. equities and equity-related instruments, currencies, financial futures, and fixed income and other debt-related instruments. In connection with their investment programs, Portfolio Managers will make use of a variety of sophisticated investment techniques that often involve, among other things, short sales of securities, the use of leverage (i.e., borrowing money for investment purposes), and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts, and options on futures. In lieu of investing in Portfolio Funds, the Fund may on occasion retain a Portfolio Manager to manage a designated portion of the Fund's assets in accordance with the Portfolio Manager's specialized investment style.
The Fund's investment manager will have primary responsibility for selecting
Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. It will consider various criteria in selecting Portfolio Managers, including: the historical investment performance of the Portfolio Manager; its reputation and experience; the effectiveness of its risk management systems; its adherence to its stated investment philosophy;
the quality and stability of the Portfolio Manager's organization; and whether key personnel of the Portfolio Manager have substantial investments in the
Portfolio Manager's investment program.

            INVESTMENT ADVISER. OppenheimerFunds, Inc. (the "Adviser") serves as the Fund's investment adviser. It has operated as an investment adviser since
January 1960. The Adviser (including its subsidiaries) managed more than $130 billion of assets as of June 30, 2003. Its clients include the Oppenheimer mutual funds with more than 7 million shareholder accounts.

            MANAGER. Tremont Partners, Inc. (the "Investment Manager"), an
affiliate of the Adviser, serves as the investment manager and provides day-to-day investment management services to the Fund, subject to the general supervision of the Adviser. Since 1984, the Investment Manager and its
affiliates have provided alternative investment solutions to a diverse client base, including financial institutions, mutual funds, other investment companies, investment managers and high net worth individuals.

            RESTRICTIONS ON TRANSFER. With very limited exceptions, limited liability company interests in the Fund ("Interests") are not transferable and liquidity will be provided only through repurchase offers which may be made from time to time by the Fund as determined by the Board of Managers of the Fund (the
"Board") in its sole discretion. See "Repurchases of Interests and Transfers."

            REPURCHASES OF INTERESTS. To provide a limited degree of liquidity to investors, the Fund from time to time will offer to repurchase its outstanding Interests pursuant to written tenders by investors. Repurchase offers will be made at such times and on such terms as may be determined by the
Board in its sole discretion. The Fund offered to repurchase Interests as of
December 31, 2002 and March 31, 2003, and will offer thereafter, twice each year, as of the last business day of March and September. The Fund's Limited
Liability Company Agreement (the "LLC Agreement") provides that the Fund will be dissolved if the Interest of any investor that has submitted a written request for repurchase of its Interest, in accordance with the terms of the LLC
Agreement, has not been repurchased by the Fund within a period of two years after the investor's request. A redemption fee equal to 1.00% of the value of an
Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund.
See "Repurchases of Interests and Transfers."

            MANAGEMENT FEE AND INCENTIVE ALLOCATION. The Fund will pay the
Adviser a monthly fee (the "Management Fee") computed at the annual rate of
1.00% of the aggregate value of outstanding Interests determined as of the last day of the month (before any repurchases of Interests or the Incentive
Allocation, described below). See "Management of the Fund--General."

            The Adviser (or an affiliated company of the Adviser that it designates) is also entitled to receive a performance-based allocation equal to
5% of the net profits, if any, in excess of the "Preferred Return" that otherwise would have been credited to the capital account of each investor (the
"Incentive Allocation"). Generally, the Incentive Allocation will be made as of the end of each calendar year and upon the repurchase of an Interest (or a portion of an Interest). It will apply only to net profits that exceed both: (i)
any balance in a "Loss Recovery Account" established for the investor; and (ii)
the Preferred Return. The Preferred Return is an amount determined by applying an annual percentage rate equal to the 2-year Treasury constant maturity rate to the capital account balance of an investor as of the beginning of each fiscal period within the applicable period for which the Incentive Allocation is to be determined (an "Allocation Period"). The 2-year Treasury constant maturity rate used for this purpose will be established at the beginning of each calendar year and will be such rate as is reported by the Board of Governors of the Federal
Reserve System as of the last business day of the prior calendar year.

            With respect to a repurchase by the Fund as of a date that would not, but for such repurchase, be the end of an Allocation Period, the Incentive
Allocation will apply on a proportionate basis if a portion of an investor's
Interest is repurchased by the Fund. In such case, the Incentive Allocation will be made on a pro rata portion of any net profits allocable to the investor
(based on the percentage portion of the Interest repurchased), and by attributing a pro rata portion of both the Preferred Return and any balance in the Loss Recovery Account to the portion of the Interest being repurchased (with appropriate reduction to the Preferred Return and the remaining balance of the
Loss Recovery Account as to the portion of the Interest that is not repurchased).

            The Incentive Allocation presents risks that are not present in funds without an incentive allocation. The overall fees, expenses and the
Incentive Allocation payable by the Fund or borne by its investors will be higher than the fees and expenses of most other registered investment companies, but generally will be similar to those of many private investment funds and certain other registered investment companies with investment policies similar to those of the Fund. See "Management of the Fund--Incentive Allocation."

            INVESTOR QUALIFICATIONS. Interests are being offered only to investors that represent that they are natural persons or companies (other than investment companies) that have a net worth (or in the case of individuals, a joint net worth with their spouse) of more than $1,500,000 or that they meet certain other qualification requirements ("Qualified Investors"). The minimum initial investment in the Fund by any investor is $50,000, and the minimum additional investment in the Fund by any investor is $5,000. Investors generally must hold their Interests through the Distributor or through a broker or dealer that has entered into a selling agreement with the Distributor. Interests are being offered only to investors that are U.S. persons for Federal income tax purposes and may not be purchased by charitable remainder trusts. See "Investor
Qualifications."

            This prospectus concisely provides the information that a
prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference.
Additional information about the Fund, including a statement of additional information ("SAI") dated August __, 2003, has been filed with the Securities and Exchange Commission. The SAI is available upon request and without charge by writing the Fund at the address above or by calling (800) 858-9826. The SAI is incorporated by reference into this prospectus in its entirety. The table of contents of the SAI appears on page 51 of this prospectus. The SAI, and other information about the Fund, is also available on the SEC's website
(http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

            Interests are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board
or any other government agency.

            You should rely only on the information contained in this
prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Interests in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                             PROSPECTUS SUMMARY

            This is only a summary. The summary does not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the
SAI.

The Fund                              Oppenheimer  Tremont Market Neutral Fund,
                                      LLC (the  "Fund") is a limited  liability
                                      company.  The  Fund  is  registered  as a
                                      non-diversified,   closed-end  management
                                      investment  company under the  Investment
                                      Company  Act of  1940,  as  amended  (the
                                      "Investment         Company        Act").
                                      OppenheimerFunds,  Inc.  (the  "Adviser")
                                      serves   as   the    Fund's    investment
                                      adviser.   Tremont  Partners,  Inc.  (the
                                      "Investment  Manager"),  an  affiliate of
                                      the   Adviser,   serves  as  the   Fund's
                                      investment manager.

                                      Investors who purchase limited liability
                                      company interests in the Fund
                                      ("Interests") in the offering, and other
                                      persons who acquire Interests and are
                                      admitted to the Fund by its Board of
                                      Managers (the "Board"), will become
                                      members of the Fund ("Members").

Investment Objective and Principal    The  Fund's  investment  objective  is to
  Strategies                          seek   long-term   capital   appreciation
                                      consistent with preservation of capital
                                      while attempting to generate positive
                                      returns over various market cycles. The
                                      Fund seeks to achieve this objective by
                                      allocating its assets for investment among
                                      a select group of alternative asset
                                      managers ("Portfolio Managers") employing
                                      a variety of "market neutral" investment
                                      strategies. Market neutral investment
                                      strategies seek to provide predictable
                                      investment returns regardless of general
                                      stock market movements. The Investment
                                      Manager is primarily responsible for
                                      selecting the Portfolio Managers and
                                      determining the portion of the Fund's
                                      assets to be allocated to each Portfolio
                                      Manager, subject to the general
                                      supervision of the Adviser and the Board.
                                      The Fund will implement these allocation
                                      decisions by investing primarily in
                                      private investment partnerships and
                                      similar investment vehicles that are
                                      managed by Portfolio Managers ("Portfolio
                                      Funds").

                                      The Fund's assets will be allocated
                                      primarily to Portfolio Managers that
                                      pursue "market neutral" investment
                                      strategies. These strategies encompass a
                                      broad range of investment programs that
                                      historically have exhibited a low
                                      correlation to the general performance of
                                      equity, debt and other markets. They
                                      include investment programs involving the
                                      use of hedging and arbitrage techniques in
                                      the equity, fixed income, currency and
                                      commodity markets. These investment
                                      programs employ a variety of sophisticated
                                      investment techniques that include, among
                                      other things, short sales of securities,
                                      use of leverage (i.e., borrowing money for
                                      investment purposes), and transactions in
                                      derivative securities and other financial
                                      instruments such as stock options, index
                                      options, futures contracts and options on
                                      futures. Portfolio Managers' use of these
                                      techniques will be an integral part of
                                      their investment programs, and involves
                                      significant risks to the Fund.

                                      The investment strategies of the Portfolio
                                      Managers may include, among others:
                                      o     index arbitrage;
                                      o     interest rate arbitrage;
                                      o     merger arbitrage;
                                      o     convertible    bond   and   warrant
                                            hedging;
                                      o     statistical    long/short    equity
                                            strategies; and
                                      o     pairs trading.

                                      These   strategies  are  described  under
                                      "Investment   Objectives   and  Principal
                                      Strategies   -  The   Fund's   Investment
                                      Program."

                                      Portfolio Managers will generally invest
                                      primarily in marketable securities,
                                      although certain Portfolio Managers may
                                      also invest in privately placed securities
                                      and other investments that are illiquid.
                                      Interests in the Portfolio Funds will not
                                      themselves be marketable and will only
                                      have limited liquidity. Portfolio Managers
                                      may invest and trade in a wide range of
                                      instruments and markets, including, but
                                      not limited to, domestic and foreign
                                      equities and equity-related instruments,
                                      currencies, financial futures, and fixed
                                      income and other debt-related instruments.
                                      Portfolio Managers are generally not
                                      limited as to the markets (either by
                                      location or type, such as large
                                      capitalization, small capitalization or
                                      non-U.S. markets) in which they may invest
                                      or the investment discipline that they may
                                      employ (such as value or growth or
                                      bottom-up or top-down analysis).

                                      Portfolio Funds in which the Fund will
                                      invest may include private investment
                                      limited partnerships, joint ventures,
                                      other investment companies and similar
                                      entities managed by Portfolio Managers. In
                                      addition, the Fund may on occasion retain
                                      one or more Portfolio Managers to manage
                                      and invest designated portions of the
                                      Fund's assets (either as separately
                                      managed accounts or by creating separate
                                      investment vehicles in which a Portfolio
                                      Manager will serve as general partner of
                                      the vehicle and the Fund will be the sole
                                      limited partner). (Any arrangement in
                                      which the Fund retains a Portfolio Manager
                                      to manage an account or investment vehicle
                                      for the Fund is referred to as a
                                      "Portfolio Account.")

                                      The Investment Manager will select
                                      Portfolio Managers on the basis of various
                                      criteria, generally including, among other
                                      things: the Portfolio Manager's
                                      performance during various time periods
                                      and market cycles; the Portfolio Manager's
                                      reputation, experience and training; its
                                      articulation of, and adherence to, its
                                      investment philosophy; the presence and
                                      deemed effectiveness of its risk
                                      management discipline; results of on-site
                                      interviews of the management team; the
                                      quality and stability of the Portfolio
                                      Manager's organization, including internal
                                      and external professional staff; and the
                                      existence of substantial investments in
                                      the Portfolio Manager's investment program
                                      by key personnel of the Portfolio Manager.
                                      Based on its analysis of these criteria,
                                      the Investment Manager will allocate the
                                      Fund's assets among available Portfolio
                                      Managers that have demonstrated records of
                                      superior investment performance in
                                      pursuing market neutral investment
                                      strategies, consistent with the Fund's
                                      goal of long-term capital appreciation,
                                      while focusing on the risk characteristics
                                      of those strategies and the Fund's overall
                                      risk exposure. The Investment Manager will
                                      seek to construct an investment portfolio
                                      for the Fund in which there is expected to
                                      be a low overall degree of correlation of
                                      the investment performance of Portfolio
                                      Managers across investment styles and
                                      little or no correlation between the
                                      overall performance of the Fund's
                                      portfolio and the general performance of
                                      equity and other markets.

                                      The Investment Manager will regularly
                                      evaluate each Portfolio Manager to
                                      determine whether its investment program
                                      is consistent with the Fund's investment
                                      objective and whether its investment
                                      performance is satisfactory. Based on
                                      these evaluations, the Investment Manager
                                      will allocate and reallocate the Fund's
                                      assets among Portfolio Managers and may
                                      terminate or add Portfolio Managers. The
                                      termination of Portfolio Managers and the
                                      addition of Portfolio Managers that do not
                                      manage Portfolio Accounts will not require
                                      the approval of Members.

                                      See  "Investment  Objective and Principal
                                      Strategies."

                                      An   investment   in  the  Fund  involves
                                      substantial  risks and no  assurance  can
                                      be given that the Fund will  achieve  its
                                      investment objective.

The Investment Adviser                The    Fund's     investment     adviser,
                                      OppenheimerFunds,  Inc.,  has operated as
                                      an   investment   adviser  since  January
                                      1960.   The   Adviser    (including   its
                                      subsidiaries)   managed  more  than  $130
                                      billion  of assets  as of June 30,  2003.
                                      Its  clients   include  the   Oppenheimer
                                      mutual  funds  with  more  than 7 million
                                      shareholder accounts.

                                      Pursuant to an investment advisory
                                      agreement with the Fund (the "Advisory
                                      Agreement"), the Adviser is responsible
                                      for developing, implementing and
                                      supervising the Fund's investment program.
                                      The Adviser is authorized, subject to the
                                      approval of the Board and Members, to
                                      retain one of its affiliates to provide
                                      any or all of the investment advisory
                                      services required to be provided to the
                                      Fund or to assist the Adviser in providing
                                      these services. See "Management of the
                                      Fund--General."

                                      In consideration of services provided by
                                      the Adviser, the Fund will pay the Adviser
                                      a monthly fee (the "Management Fee")
                                      computed at the annual rate of 1.00% of
                                      the aggregate value of outstanding
                                      Interests determined as of the last day of
                                      the month (before any repurchases of
                                      Interests or Incentive Allocations). See
                                      "Management of the Fund." In addition, the
                                      Adviser (or an affiliated company of the
                                      Adviser that it designates) is entitled to
                                      be the special advisory member of the Fund
                                      (the "Special Advisory Member") and to
                                      receive in such capacity a
                                      performance-based incentive allocation
                                      that is determined as a percentage of the
                                      net profits in excess of a preferred
                                      return otherwise allocable to each Member
                                      and allocated to a capital account in the
                                      Fund maintained solely for this purpose
                                      (the "Special Advisory Account"). See
                                      "Management of the Fund--Incentive
                                      Allocation."

The Investment Manager                The Investment  Manager,  an affiliate of
                                      the  Adviser,  has been  retained  by the
                                      Adviser    to   serve   as   the   Fund's
                                      investment  manager  and  is  responsible
                                      for   providing   day-to-day   investment
                                      management  services to the Fund, subject
                                      to  the   supervision   of  the  Adviser.
                                      Since 1984,  the  Investment  Manager and
                                      its affiliates have provided  alternative
                                      investment  solutions to a diverse client
                                      base,  including financial  institutions,
                                      mutual funds, other investment  companies
                                      and high  net  worth  individuals.  These
                                      services  include tracking and evaluating
                                      over   2,000    domestic   and   offshore
                                      investment    funds.    The    Investment
                                      Manager   and   its    affiliates    were
                                      responsible  for the  allocation  of over
                                      $7   billion  of  client   assets   among
                                      alternative investment strategies,  as of
                                      June 30,  2003.  The Adviser will pay the
                                      Investment  Manager a  monthly  fee equal
                                      to 50% of the  amount  of the  Management
                                      Fee  earned by the  Adviser  pursuant  to
                                      the Advisory  Agreement.  See "Management
                                      of the Fund." In  addition,  the  Adviser
                                      has designated the Investment  Manager as
                                      the Special  Advisory  Member entitled to
                                      receive     in    such     capacity     a
                                      performance-based   incentive  allocation
                                      that is  determined  as a  percentage  of
                                      the net  profits in excess of a preferred
                                      return   otherwise   allocable   to  each
                                      Member.    The    Investment    Manager's
                                      retention   as  the   Fund's   investment
                                      manager  was  approved  by the  Board and
                                      was also  approved  by the Adviser as the
                                      Fund's sole initial Member.

Incentive Allocation                  The Adviser (or an affiliated  company of
                                      the  Adviser  that  it   designates)   is
                                      entitled  to receive a  performance-based
                                      allocation   equal   to  5%  of  the  net
                                      profits,   if  any,   in  excess  of  the
                                      "Preferred   Return"   (described  below)
                                      that  otherwise  would have been credited
                                      to the  capital  account  of each  Member
                                      (the   "Incentive    Allocation").    The
                                      Incentive   Allocation  will  be  debited
                                      from each  Member's  capital  account and
                                      credited   to   the   Special    Advisory
                                      Account,  and  generally  will be made as
                                      of the end of each  calendar  year (which
                                      commenced  December 31,  2002),  and upon
                                      the  repurchase of the Member's  Interest
                                      (or any portion  thereof).  It will apply
                                      only to net  profits  for the  applicable
                                      period   that   exceed   both:    (i) the
                                      Preferred  Return  for  the  period;  and
                                      (ii) any  balance  in  a  "Loss  Recovery
                                      Account"  (described  below)  established
                                      for the Member.

                                      The Preferred Return is an amount
                                      determined by applying an annual
                                      percentage rate equal to the 2-year
                                      Treasury constant maturity rate to the
                                      capital account balance of a Member as of
                                      the beginning of each fiscal period within
                                      the applicable the period for which the
                                      Incentive Allocation is to be determined
                                      (an "Allocation Period"). The 2-year
                                      Treasury constant maturity rate used for
                                      this purpose will be established at the
                                      beginning of each calendar year and will
                                      be such rate as is reported by the Board
                                      of Governors of the Federal Reserve System
                                      as of the last business day of the prior
                                      calendar year.

                                      The Incentive Allocation will be made only
                                      with respect to net profits allocable to a
                                      Member that exceed any balance in the
                                      Member's Loss Recovery Account. The Loss
                                      Recovery Account is a memorandum account
                                      with respect to each Member that has an
                                      initial balance of zero. As of the first
                                      day after the close of each Allocation
                                      Period, the balance of the account is
                                      adjusted in the manner provided by the
                                      Fund's Limited Liability Company Agreement
                                      (the "LLC Agreement") to increase the
                                      balance to reflect net losses allocated to
                                      the Member and to decrease the balance
                                      (but not below zero) to reflect any net
                                      profits allocated to the Member. The Loss
                                      Recovery Account operates to assure that a
                                      Member is not subject to the Incentive
                                      Allocation on net profits except to the
                                      extent they exceed prior net losses.

                                      With respect to a repurchase by the Fund
                                      as of a date that would not, but for such
                                      repurchase, be the end of an Allocation
                                      Period, the Incentive Allocation will
                                      apply on a proportionate basis if a
                                      portion of a Member's Interest is
                                      repurchased by the Fund. In such case, the
                                      Incentive Allocation will be made on a pro
                                      rata portion of any net profits allocable
                                      to the Member (based on the percentage
                                      portion of the Interest repurchased), and
                                      by attributing a pro rata portion of the
                                      Preferred Return and any balance in the
                                      Loss Recovery Account to the portion of
                                      the Interest being repurchased (with
                                      appropriate reduction to the Preferred
                                      Return and the remaining balance of the
                                      Loss Recovery Account as to the portion of
                                      the Interest that is not repurchased). See
                                      "Management of the Fund--Incentive
                                      Allocation."

                                      The Adviser has designated the Investment
                                      Manager as the Special Advisory Member of
                                      the Fund entitled to receive the Incentive
                                      Allocation. See "Management of the
                                      Fund--General."

Administration Fee                    Pursuant to an  Administration  Agreement
                                      between  the  Fund and the  Adviser,  the
                                      Fund will pay the  Adviser a monthly  fee
                                      computed  at the annual  rate of 0.25% of
                                      the   aggregate   value  of   outstanding
                                      Interests  determined  as of the last day
                                      of the month (before any  repurchases  of
                                      Interests  or Incentive  Allocations)  in
                                      consideration for certain  administrative
                                      services  provided  to  the  Fund  by the
                                      Adviser.    See    "Management   of   the
                                      Fund--Administrative Services."

Investor Servicing Fee                The    Fund    will    pay   a   fee   to
                                      OppenheimerFunds  Distributor,  Inc. (the
                                      "Distributor")   to   reimburse   it  for
                                      payments  made  to   broker-dealers   and
                                      certain  financial   advisers  that  have
                                      agreed  to   provide   ongoing   investor
                                      services    and    account    maintenance
                                      services  to  investors  in the Fund that
                                      are their  customers  ("Investor  Service
                                      Providers").   This   fee  will  be  paid
                                      quarterly and will be in an amount,  with
                                      respect   to   each   Investor    Service
                                      Provider,  not to exceed  the  lesser of:
                                      (i)  0.50%  (on an  annualized  basis) of
                                      the   aggregate   value  of   outstanding
                                      Interests  held by investors that receive
                                      services   from  the   Investor   Service
                                      Provider,  determined  as of the last day
                                      of  the  calendar   quarter  (before  any
                                      repurchases    of    Interests   or   the
                                      Incentive   Allocation);   or  (ii)   the
                                      Distributor's   actual  payments  to  the
                                      Investor    Service     Provider.     See
                                      "Management    of    the    Fund--Investor
                                      Servicing Arrangements."

Borrowing                             The Fund is  authorized  to borrow  money
                                      for   investment   purposes,    to   meet
                                      repurchase    requests   and   for   cash
                                      management  purposes.  Borrowings  by the
                                      Fund,  including any borrowings on behalf
                                      of  Portfolio  Accounts,  will be subject
                                      to  a  300%  asset  coverage  requirement
                                      under   the   Investment   Company   Act.
                                      Borrowings  by  Portfolio  Funds  are not
                                      subject   to   this   requirement.    Any
                                      borrowings  by the  Fund  for  investment
                                      purposes (a practice know as  "leverage")
                                      will  be  made   solely   for   Portfolio
                                      Accounts and involve  certain risks.  See
                                      "Risk Factors - Leverage;  Borrowing" and
                                      "Investment   Objective   and   Principal
                                      Strategies - Borrowing; Use of Leverage."

Investor Qualifications               Interests   are  being  offered  only  to
                                      investors  that  represent  that they are
                                      individuals  or  companies   (other  than
                                      investment  companies)  that  have  a net
                                      worth (or in the case of  individuals,  a
                                      joint net worth  with  their  spouse)  of
                                      more  than  $1,500,000  or that they meet
                                      certain other qualification  requirements
                                      ("Qualified  Investors").   In  addition,
                                      Interests   are  being  offered  only  to
                                      investors  that  are  U.S.   persons  for
                                      Federal  income tax  purposes and may not
                                      be  purchased  by  charitable   remainder
                                      trusts.

                                      Before an investor may invest in the Fund,
                                      the Distributor or the investor's sales
                                      representative will require a
                                      certification from the investor that it is
                                      a Qualified Investor and that it will not
                                      transfer its Interest except in the
                                      limited circumstances permitted under the
                                      LLC Agreement. (The form of investor
                                      certification that each investor will be
                                      asked to sign is contained in Appendix A
                                      of this prospectus.) If an investor's
                                      certification is not received on or before
                                      the date Interests are to be issued, the
                                      investor's order will not be accepted. See
                                      "Investor Qualifications."

Investor                              Suitability An investment in the Fund
                                      involves substantial risks.

                                      It is possible that an investor may lose
                                      some or all of its investment. Before
                                      making an investment decision, an investor
                                      should (i) consider the suitability of
                                      this investment with respect to its
                                      investment objectives and personal
                                      situation and (ii) consider factors such
                                      as its personal net worth, income, age,
                                      risk tolerance and liquidity needs.

The                                   Offering Interests are offered and may be
                                      purchased on a monthly basis or at such
                                      other times as may be determined by the
                                      Board.

                                      The minimum initial investment in the Fund
                                      by an investor is $50,000 (including the
                                      applicable sales load). Subsequent
                                      investments must be at least $5,000
                                      (including the applicable sales load).
                                      Investments of less than $500,000 are
                                      subject to a sales load of 2.5% and
                                      investments of $500,000 or more will be
                                      subject to a sales load of 1.5%, in each
                                      case computed as a percentage of the
                                      public offering price. Under a right of
                                      accumulation offered by the Fund, the
                                      amount of each additional investment in
                                      the Fund by a Member will be aggregated
                                      with the amount of the Member's initial
                                      investment and any other additional
                                      investments by the Member in determining
                                      the applicable sales load. The right of
                                      accumulation also applies to investments
                                      in the Fund by an investor's spouse and
                                      investments for certain related accounts.
                                      In addition, no sales load will be charged
                                      to certain types of investors. To be
                                      eligible to receive a waiver of the sales
                                      load, an investor must advise the
                                      Distributor or the selling broker or
                                      dealer when making an investment. See
                                      "Distribution Arrangements."

                                      The full amount of the sales load is
                                      reallowed by the Distributor to selling
                                      brokers and dealers. In addition, the
                                      Distributor (or one of its affiliates) may
                                      pay from its own resources additional
                                      compensation to brokers and dealers of up
                                      to 1% of the value of Interests sold by
                                      such brokers and dealers.

Distribution Policy                   The  Fund  has no  present  intention  of
                                      making periodic  distributions of its net
                                      income  or  gains,  if any,  to  Members.
                                      The  amount  and times of  distributions,
                                      if any,  will be  determined  in the sole
                                      discretion  of the Board.  Whether or not
                                      distributions  are made,  Members will be
                                      required  each  year  to  pay  applicable
                                      Federal and state income taxes.

Unlisted Closed-End Structure;        The  Fund  is  a  closed-end   management
  Limited Liquidity and               investment   company.   Closed-end  funds
  Transfer Restrictions               differ    from    open-end     management
                                      investment companies (commonly known as
                                      mutual funds) in that investors in a
                                      closed-end fund, such as the Fund, do not
                                      have the right to redeem their shares or
                                      interests on a daily basis.

                                      In addition, there is no public market for
                                      Interests and none is expected to develop.
                                      With very limited exceptions, Interests
                                      are not transferable, and liquidity will
                                      be provided only through repurchase offers
                                      made from time to time by the Fund, as
                                      described below. If an investor attempts
                                      to transfer its Interest in violation of
                                      the LLC Agreement, the transfer will not
                                      be permitted and will be void. An
                                      investment in the Fund is therefore
                                      suitable only for investors who can bear
                                      the risks associated with the limited
                                      liquidity of Interests and should be
                                      viewed as a long-term investment.
                                      Interests generally may be held only
                                      through the Distributor or a broker or
                                      dealer that has entered into a selling
                                      agreement with the Distributor.

Repurchases of Interests              No Member  will have the right to require
                                      the   Fund   to   redeem   the   Member's
                                      Interest.  The  Fund  from  time  to time
                                      may  offer  to   repurchase   outstanding
                                      Interests  pursuant to written tenders by
                                      Members.  Repurchase  offers will be made
                                      at such  times  and on such  terms as may
                                      be  determined  by the  Board in its sole
                                      discretion,  and generally will be offers
                                      to  repurchase a specified  dollar amount
                                      of   outstanding   Interests.   The  Fund
                                      offered  to  repurchase  Interests  as of
                                      December  31,  2002 and March  31,  2003,
                                      and will  offer  thereafter,  twice  each
                                      year,  as of  the  last  business  day of
                                      March and  September.  A  redemption  fee
                                      equal  to  1.00%  of  the   value  of  an
                                      Interest  (or  portion  of  an  Interest)
                                      repurchased  by the  Fund  will  apply if
                                      the date as of which the  Interest  is to
                                      be valued for purposes of  repurchase  is
                                      less than one year  following the date of
                                      a  Member's  initial  investment  in  the
                                      Fund. If  applicable,  the redemption fee
                                      will be  deducted  before  payment of the
                                      proceeds   of  a   repurchase.   The  LLC
                                      Agreement  provides that the Fund will be
                                      dissolved  if the  Interest of any Member
                                      that has submitted a written  request for
                                      repurchase    of   its    Interest,    in
                                      accordance  with  the  terms  of the  LLC
                                      Agreement,  has not been  repurchased  by
                                      the Fund  within a  period  of two  years
                                      after the Member's request.

                                      If a repurchase offer is oversubscribed by
                                      Members who tender Interests, the Fund
                                      will repurchase only a pro rata portion of
                                      the Interest tendered by each Member. In
                                      addition, a Member who tenders for
                                      repurchase only a portion of an Interest
                                      will be required to maintain a minimum
                                      capital account balance of $50,000, net of
                                      the amount of the Incentive Allocation, if
                                      any, that is to be debited from the
                                      capital account of the Member as of the
                                      date that the Fund values Interests for
                                      repurchase. The Fund maintains the right
                                      to reduce the portion of an Interest to be
                                      repurchased from a Member so that the
                                      required minimum capital account balance
                                      is maintained.

                                      The Fund may redeem all or part of an
                                      Interest if, among other reasons, the
                                      Adviser determines that it would be in the
                                      best interests of the Fund to do so. The
                                      Fund reserves the right to reduce that
                                      portion of the Interest to be purchased
                                      from a Member to maintain the Member's
                                      capital account balance at $50,000 if a
                                      Member tenders a portion of an Interest
                                      and the repurchase of that portion would
                                      cause the Member's capital account balance
                                      to fall below this required minimum. See
                                      "Repurchases of Interests and
                                      Transfers--No Right of Redemption" and
                                      "--Repurchases of Interests."

Taxation
                                      Special Fund Counsel has rendered an
                                      opinion that the Fund will be treated as a
                                      partnership and not as an association
                                      taxable as a corporation for Federal
                                      income tax purposes. Special Fund Counsel
                                      has also rendered its opinion that, under
                                      a "facts and circumstances" test set forth
                                      in regulations adopted by the U.S.
                                      Treasury Department, the Fund will not be
                                      treated as a "publicly traded partnership"
                                      taxable as a corporation. Accordingly, the
                                      Fund should not be subject to Federal
                                      income tax, and each Member will be
                                      required to report on its own annual tax
                                      return such Member's distributive share of
                                      the Fund's taxable income or loss.

                                      If it were determined that the Fund should
                                      be treated as an association or a publicly
                                      traded partnership taxable as a
                                      corporation (as a result of a successful
                                      challenge to the opinions rendered by
                                      counsel to the Fund or otherwise), the
                                      taxable income of the Fund would be
                                      subject to corporate income tax and any
                                      distributions of profits from the Fund
                                      would be treated as dividends. See
                                      "Taxes."

ERISA Plans And Other                 Because the Fund and Portfolio  Funds may
  Tax-Exempt Entities                 use  leverage,  investors  subject to the
                                      Employee Retirement Income Security Act of
                                      1974 ("ERISA") and other tax-exempt
                                      investors may incur income tax liability
                                      to the extent the Fund's transactions are
                                      treated as giving rise to unrelated
                                      business taxable income. The Fund is not
                                      designed for investment by charitable
                                      remainder trusts and, therefore, such
                                      trusts may not purchase Interests. See
                                      "Taxes."

Risks and Special Considerations      An   investment   in  the  Fund  involves
                                      substantial     risks     and     special
                                      considerations,       including       the
                                      following:
                                      o     Investing in the Fund can result in
                                            a loss of capital invested.
                                      o     Various risks are associated with
                                            the securities and other instruments
                                            in which Portfolio Managers may
                                            invest and the specialized
                                            investment techniques they may use.
                                      o     The Fund is, and certain Portfolio
                                            Funds may be, newly formed and have
                                            no operating histories.
                                      o     Interests     are     subject    to
                                            substantial     restrictions     on
                                            transfer     and    have    limited
                                            liquidity.
                                      o     The Fund is a non-diversified fund
                                            and invests in Portfolio Funds that
                                            may not have diversified investment
                                            portfolios and may, in some cases,
                                            concentrate their investments in a
                                            single industry or group of related
                                            industries.
                                      o     Portfolio Managers will charge the
                                            Fund asset-based fees and typically
                                            will also be entitled to receive
                                            performance-based allocations. These
                                            are in addition to the fees and
                                            Incentive Allocation imposed by the
                                            Fund.
                                      o     Performance-based allocations may
                                            create incentives for the Investment
                                            Manager or a Portfolio Manager to
                                            make risky investments.
                                      o     The   Adviser,    the    Investment
                                            Manager  and   Portfolio   Managers
                                            have    conflicts    of   interest.
                                            Portfolio    Managers    may,    in
                                            pursuing   independently   of   one
                                            another      their       respective
                                            investment    objectives,    effect
                                            offsetting   transactions,    which
                                            could  result  in the Fund  bearing
                                            transactional     costs     without
                                            obtaining any benefit.
                                      o     Portfolio Funds generally will not
                                            be registered as investment
                                            companies under the Investment
                                            Company Act.
                                      o     The Investment Manager may have
                                            little or no means of independently
                                            verifying information provided by
                                            Portfolio Managers.
                                      o     Investors will bear fees, expenses
                                            and performance-based allocations at
                                            the Fund level and also at the
                                            Portfolio Fund or Portfolio Account
                                            level.
                                      o     The Fund may be subject to
                                            performance-based allocations by
                                            Portfolio Managers even if the
                                            Fund's overall returns are negative.
                                      o     The Fund may make additional
                                            investments in or effect withdrawals
                                            from Portfolio Funds only at certain
                                            times.
                                      o     The Fund may receive securities that
                                            are illiquid or difficult to value
                                            in connection with withdrawals and
                                            distributions from Portfolio Funds.
                                      o     Delays in Portfolio Manager
                                            reporting may delay reports to
                                            Members and require Members to seek
                                            extensions of the deadline to file
                                            their tax returns.
                                      o     The fees and performance-based
                                            allocations payable by the Fund and
                                            Members are higher than those of
                                            most other registered investment
                                            companies.

                                      In view of the  risks  noted  above,  the
                                      Fund should be  considered a  speculative
                                      investment  and  investors  should invest
                                      in the Fund  only if they can  sustain  a
                                      complete loss of their investment.

                                      No guarantee or representation is made
                                      that the investment program of the Fund or
                                      any Portfolio Manager will be successful,
                                      that the various Portfolio Managers
                                      selected will produce positive returns or
                                      that the Fund will achieve its investment
                                      objective. See "Risk Factors."

                              SUMMARY OF FUND EXPENSES

            The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.

Investor Transaction Expenses
   Maximum Sales Load (as a percentage of offering price).....2.50%  (1)
   Redemption Fee (as percentage of value of Interest repurchased)      1.00%
      (applies to repurchases less than one year after date of initial investment)

Annual Expenses (as a percentage of net assets attributable to
   Interests)
   Management Fee.............................................1.00%
   Administration Fee.........................................0.25%
   Investor Servicing Fee.....................................0.11%
   Other expenses.............................................0.60% (2)
   Total annual expenses
      (excluding Incentive Allocation)........................1.96%

   Incentive Allocation.......................................5.00% (3)
      (as percentage of net profits in excess of Preferred Return)

   (1)   Investments of less than $500,000 are subject to a sales load of 2.5%
         and investments of $500,000 or more will be subject to a sales load of
         1.5%, in each case as a percentage of the public offering price. Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by a Member will be aggregated with the amount of the Member's initial investment and any other additional investments by the Member in determining the applicable sales load. No sales load will be charged to certain types of investors. See
         "Distribution Arrangements."

   (2)   Does not include ongoing offering costs (which are not expected to exceed 1% of net assets annually) which will be charged to capital as incurred and borne by Members pro rata in accordance with their respective capital account balances.

   (3)   The Adviser (or an affiliate of the Adviser that it designates) is entitled to receive a performance-based allocation equal to 5% of the net profits, if any, in excess of the "Preferred Return" that otherwise would have been credited to the capital account of each Member (the
         "Incentive Allocation"). The Preferred Return is an amount determined by applying an annual percentage rate equal to the 2-year Treasury constant maturity rate to the capital account balance of a Member as of the beginning of each fiscal period within the applicable the period for which the Incentive Allocation is to be determined. The Incentive
         Allocation will be debited from each Member's capital account and credited to a capital account maintained solely for this purpose (the
         "Special Advisory Account"), and generally will be made as of the end of each calendar year (which commenced December 31, 2002), and upon the repurchase of the Member's Interest (or a portion thereof). The
         Incentive Allocation will be made only with respect to net profits allocable to a Member that exceed any balance in the Member's Loss
         Recovery Account. See "Management of the Fund--Incentive Allocation."

            The purpose of the table above is to assist prospective investors in understanding the various costs and expenses investors in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

            The   follow                                           5 Years
examples  are  based on
fees   and   expenses
forth above,  including ing 10YYea
Incentive  Allocation,  the
should not be  considereset
representation   of  futthe
expenses.  Actual  expenand
may  be   greater  or  ld a
than those  shown,  and ure
Fund's   actual   rate  ses
return  may be  greater ess
less than the  hypothetithe
5%  return  assumed  in  of
examples.   If  the  act or
rate of return  exceeds cal
or   if   the    differethe
between  the Fund's  actual
rate    of    return    5%,
Preferred     Return    nce
greater       than      ual
difference  assumed  in and
examples below,  the dol is
amounts of expenses  (whthe
for    purposes    of   the
examples   are  assumed lar
include    the    Incentich
Allocation)     could   the
significantly        hig to
because  of  the  Incentive
Allocation.              be
                        her
            The   followive
examples  are  intended
help  you   understand
cost  of  investing  in ing
Fund.   The   first   ta to
assumes   that  you  invthe
$1,000  in the Fund for the
time periods indicated. ble
                        est
            The first  lthe
in the table below  assu
that  you   redeem  all
your  investment at the ine
of   those   periods.   mes
second  line  assumes  t of
you keep  your  investmeend
Both     redemption     The
retention  assume that yhat
investment  has a 5% retnt.
each   year  and  that  and
Fund's  operating  expenour
remain   the   same.   Yurn
actual  costs may be higthe
or lower  because  expenses
will vary over time.  Baour
on these  assumptions  yher
expenses    would   be  ses
follows:                sed
                        our

If shares are redeemed:  as   1 Year    3 Years   5 Years    10 Years

                        ---------------------------------------------
                        ---------------------------------------------

                               $55      $87      $132     $255

                        ---------------------------------------------

   ------------------------------------------------------------------

   If shares are not    1 Year    3 Years     5 Years     10 Years
   redeemed:

   ------------------------------------------------------------------
    -----------------------------------

                               $45      $87      $132     $255

    -----------------------------------

            The following examples are intended to help you understand the cost of investing in the Fund. The next table assumes that you invest $50,000 in the
Fund for the time periods indicated.

            The first line in the table below assumes that you redeem all of your investment at the end of those periods. The second line assumes that you keep your investment. Both redemption and retention assume that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Your actual costs may be higher or lower because expenses will vary over time. Based on these assumptions your expenses would be as follows:

   ------------------------------------------------------------------

   If shares are        1 Year    3 Years     5 Years     10 Years
   redeemed:

   ------------------------------------------------------------------
   ------------------------------------------------------------------

                        $2,757    $4,355      $6,582      $12,753

   ------------------------------------------------------------------

   ------------------------------------------------------------------

   If shares are not    1 Year    3 Years     5 Years     10 Years
   redeemed:

   ------------------------------------------------------------------
   ------------------------------------------------------------------

                        $2,255    $4,355      $6,582      $12,753

  ------------------------------------------------------------------

                                    RISK FACTORS

            An investment in the Fund involves substantial risks, including the risk that the entire amount invested may be lost. The Fund allocates its assets to Portfolio Managers and invests in Portfolio Funds that invest in and actively trade securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various risks are also associated with an investment in the Fund, including risks relating to the multi-manager structure of the Fund, risks relating to compensation arrangements and risks relating to the limited liquidity of Interests.

            Prospective investors should consider the following factors in determining whether an investment in the Fund is a suitable investment. However, the risks enumerated below should not be viewed as encompassing all of the risks associated with an investment in the Fund. Prospective investors should read this entire prospectus and the statement of additional information of the Fund
(the "SAI") and consult with their own advisers before deciding whether to invest. In addition, as the Fund's investment program develops and changes over time (subject to limitations established by the Fund's investment policies and restrictions), an investment in the Fund may in the future be subject to additional and different risk factors.

INVESTMENT-RELATED RISKS

            General Economic and Market Conditions. The success of the Fund's investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by Portfolio Funds and Portfolio
Accounts. Unexpected volatility or illiquidity could impair the Fund's profitability or result in losses.

            Highly Volatile Markets. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile.
Price movements of forward, futures and other derivative contracts in which a
Portfolio Fund's or Portfolio Account's assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds and Portfolio
Accounts are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

            Risks of Securities Activities. All securities investing and trading activities involve the risk of loss of capital. While the Investment Manager will attempt to moderate these risks, there can be no assurance that the Fund's investment activities will be successful or that Members will not suffer losses.
The following discussion sets forth some of the more significant risks associated with the Portfolio Managers' styles of investing:

            Equity Securities. Portfolio Managers' investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Portfolio Managers also may invest in depository receipts relating to non-U.S. securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

            Fixed-Income Securities. The value of fixed-income securities in which Portfolio Funds and Portfolio Accounts invest will change in response to fluctuations in interest rates. In addition, the value of certain fixed-income securities can fluctuate in response to perceptions of credit worthiness, political stability or soundness of economic policies. Valuations of other fixed-income instruments, such as mortgage-backed securities, may fluctuate in response to changes in the economic environment that may affect future cash flows.

            Non-U.S. Investments. It is expected that Portfolio Funds and
Portfolio Accounts will invest in securities of non-U.S. companies and countries. Investing in these securities involves certain considerations not usually associated with investing in securities of U.S. companies or the U.S.
government, including political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments; the possibility of imposition of withholding or other taxes on dividends, interest, capital gain or other income; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict a Portfolio Manager's investment opportunities. In addition, accounting and financial reporting standards that prevail in foreign countries generally are not equivalent to United States standards and, consequently, less information is available to investors in companies located in such countries than is available to investors in companies located in the United States.
Moreover, an issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other.
There is also less regulation, generally, of the securities markets in foreign countries than there is in the United States. In addition, unfavorable changes in foreign currency exchange rate may adversely affect the U.S. dollar values of securities denominated in foreign currencies or traded in non-U.S. markets.
Portfolio Managers may, but are generally not required to hedge against such risk, and there is no assurance that any attempted hedge will be successful.

            Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more mature markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems. Investments in issuers in emerging and developing markets may be subject to greater risks of government restrictions with respect to withdrawing the proceeds from sales of such investments. Economies of developing countries may be more dependent on relatively few industries that may be highly vulnerable to local and global changes. Governments of developing countries may be more unstable and present greater risks of nationalization or restrictions on foreign ownership of stocks of local companies.

            Illiquid Portfolio Investments. Portfolio Funds and Portfolio
Accounts may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and a Portfolio Fund or
Portfolio Account may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

            The Portfolio Managers may utilize a variety of special investment instruments and techniques to hedge the portfolios of the Portfolio Funds against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue a Portfolio Fund's or Portfolio Account's investment objective. These strategies may be executed through derivative transactions. Certain of the special investment instruments and techniques that the Portfolio Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

            Derivatives. Derivatives are securities and other instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by
Portfolio Funds or Portfolio Accounts in the future that cannot be determined at this time or until such instruments are developed or invested in by Portfolio
Funds or Portfolio Accounts. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.

            Call and Put Options. There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

            Hedging Transactions. The Portfolio Managers may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Portfolio Managers to hedge against a change or event at a price sufficient to protect a Portfolio Fund's or Portfolio Account's assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While a Portfolio Manager may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the non-occurrence of other events being hedged against may result in a poorer overall performance for the Fund than if the Portfolio
Manager had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary.
Moreover, for a variety of reasons, the Portfolio Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the
Portfolio Managers from achieving the intended hedge or expose the Fund to additional risk of loss.

            Counterparty Credit Risk. Many of the markets in which the Portfolio
Funds or Portfolio Accounts effect their transactions are "over-the-counter" or
"inter-dealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of
"exchange based" markets. To the extent a Portfolio Fund or Portfolio Account invests in swaps, derivative or synthetic instruments, or other over-the-counter transactions, on these markets, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default.
These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Portfolio Fund or Portfolio Account to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the
Portfolio Fund or Portfolio Account to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Portfolio Fund or Portfolio Account has concentrated its transactions with a single or small group of counterparties. Portfolio Funds and Portfolio Accounts are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. However, the Investment Manager, with the intent to diversify, intends to monitor counterparty credit exposure of
Portfolio Funds and Portfolio Accounts. The ability of Portfolio Funds and
Portfolio Accounts to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties'
financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

            Leverage; Interest Rates; Margin. The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Portfolio Funds generally are also permitted to borrow money. The Fund, Portfolio Funds and Portfolio Accounts may directly or indirectly borrow funds from brokerage firms and banks. Borrowing for investment purposes is known as "leverage." Portfolio Funds and Portfolio Accounts may also
"leverage" by using options, swaps, forwards and other derivative instruments.
Although leverage presents opportunities for increasing total investment return, it has the effect of potentially increasing losses as well. Any event that adversely affects the value of an investment, either directly or indirectly, by a Portfolio Fund or Portfolio Account could be magnified to the extent that leverage is employed. The cumulative effect of the use of leverage, directly or indirectly, in a market that moves adversely to the investments of the entity employing the leverage could result in a loss that would be greater than if leverage were not employed. In addition, to the extent that the Fund, Portfolio
Managers or Portfolio Funds borrow funds, the rates at which they can borrow may affect the operating results of the Fund. Any borrowings by the Fund for investment purposes will be made solely for Portfolio Accounts.

            In general, the anticipated use of short-term margin borrowings by
Portfolio Funds and Portfolio Accounts results in certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the Portfolio Funds or
Portfolio Funds have borrowed increase their maintenance margin requirements
(i.e., reduce the percentage of a position that can be financed), then the
Portfolio Funds or Portfolio Accounts could be subject to a "margin call,"
pursuant to which they must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of the assets of a Portfolio Fund or Portfolio Account, it might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

            Short Selling. The Portfolio Managers may engage in short selling.
Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows an investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase.
Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice.

            Portfolio Funds and Portfolio Accounts may also effect short sales
"against the box." These transactions involve selling short securities that are owned (or that a Portfolio Fund or Portfolio Account has the right to obtain).
When a Portfolio Fund or Portfolio Account enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding.
Portfolio Funds and Portfolio Accounts will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

GENERAL RISKS

            Lack of Operating History. Certain Portfolio Funds may be newly formed entities that have no operating histories. In such cases, the Investment
Manager will have evaluated the past investment performance of Portfolio
Managers or their personnel. However, this past investment performance may not be indicative of the future results of an investment in a Portfolio Fund managed by a Portfolio Manager. Although the Investment Manager, its affiliates and their personnel have considerable experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, the Fund's investment program should be evaluated on the basis that there can be no assurance that the Investment Manager's assessments of Portfolio Managers, and in turn their assessments of the short-term or long-term prospects of investments, will prove accurate. Thus, the Fund may not achieve its investment objective and the Fund's net asset value may decrease.

            Non-Diversified Status and Industry Concentration. The Fund is a
"non-diversified" investment company. Thus, there are no percentage limitations imposed by the Investment Company Act of 1940, as amended (the "Investment
Company Act") on the percentage of the Fund's assets that may be invested in the securities of any one issuer. Also, there are no requirements that the investments of Portfolio Funds be diversified. The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments. To address this risk, not more than 10% of the
Fund's net assets will be allocated to any one Portfolio Manager.

      In addition, although the Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in a single industry or group of related industries (but will invest 25% or more of the value of its total assets in Portfolio Funds that pursue market neutral investment strategies except during temporary periods of adverse market conditions affecting Portfolio Funds that pursue such strategies), Portfolio Funds generally are not subject to similar industry concentration restrictions on their investments and, in some cases, may invest
25% or more of the value of their total assets in a single industry or group of related industries. The Fund will not invest in a Portfolio Fund if, as a result of such investment, 25% or more of the value of the Fund's total assets will be invested in Portfolio Funds that, in the aggregate, have investment programs that focus on investing in any single industry or group of related industries.
Nevertheless, it is possible that, at any given time, the assets of Portfolio
Funds in which the Fund has invested will, in the aggregate, have investments in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. The Fund does not believe that this situation is likely to occur given the nature of its investment program.
However, because these circumstances may arise, the Fund is subject to greater investment risk to the extent that a significant portion of its assets may at some times be invested, indirectly through Portfolio Funds in which it invests, in the securities of issuers engaged in similar businesses that are likely to be affected by the same market conditions and other industry-specific risk factors.
Portfolio Funds are not generally required to provide current information regarding their investments to their investors (including the Fund). Thus, the
Fund and the Investment Manager may not be able to determine at any given time whether or the extent to which Portfolio Funds, in the aggregate, have invested
25% or more of their combined assets in any particular industry or group of related industries.

            Incentive Allocation. Each Portfolio Manager generally will be entitled to receive performance-based allocations, expected to range from 15% to
25% of net profits, with respect to the Portfolio Fund that it manages.
Performance-based allocations may create an incentive for Portfolio Managers to make investments that are riskier or more speculative than those that might have been made in the absence of such arrangements. In addition, because the performance-based allocations are generally calculated on a basis that includes realized and unrealized appreciation, these allocations may be greater than if they were based solely on realized gains.

            In addition, the Adviser (or an affiliate that it designates) will generally be entitled to receive a performance-based allocation from the net profits, if any, in excess of the Preferred Return that otherwise would have been credited to the capital account of each Member (the "Incentive
Allocation"), assuming there is no positive balance in the Member's Loss
Recovery Account. This special allocation of 5% of such net profits may create an incentive for the Investment Manager to make investment decisions on behalf of the Fund that are riskier or more speculative than would be the case in the absence of the Incentive Allocation. In addition, because the Incentive
Allocation is calculated on a basis that includes unrealized appreciation of the
Fund's assets, the Incentive Allocation may be greater than if it were based solely on realized gains. See "Management of the Fund--Incentive Allocation."

            Limited Liquidity; In-kind Distributions. An investment in the Fund provides limited liquidity since Interests may be held only through the
Distributor or a broker or dealer that has entered into a selling agreement with the Distributor, and Members will not be able to redeem Interests on a daily basis because the Fund is a closed-end fund. In addition, with very limited exceptions, Interests are not transferable, and liquidity will be provided only through repurchase offers made from time to time by the Fund. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Interests and should be viewed as a long-term investment.

            Payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than the Investment Manager would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Adviser and the Investment Manager intend to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Interests.

            If a Member tenders its Interest (or a portion of its Interest) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Member after the date on which the repurchase offer terminates.
However, the value of Interests that are tendered by Members generally will not be determined until a date approximately one month later and will be based on the value of the Fund's assets as of such later date. A Member will thus continue to bear investment risk after an Interest is tendered for repurchase and until the date as of which the Interest is valued for purposes of repurchase. In addition, a redemption fee equal to 1.00% of the value of an
Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund.

            The Fund expects to distribute cash to the holders of Interests that are repurchased. However, there can be no assurance that the Fund will have sufficient cash to pay for Interests that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased
Interests. Although the Fund does not generally intend to make distributions in-kind, under the foregoing circumstances, and in other unusual circumstances where the Board determines that making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Interests for repurchase,
Members may receive in-kind distributions of investments from the Fund's portfolio (valued in accordance with the Fund's valuation policies) in connection with the repurchase of Interests by the Fund. Any such distributions will be made on the same basis to all Members in connection with any particular repurchase offer. In addition, a distribution may be made partly in cash and partly in-kind. An in-kind distribution may consist of securities that are not readily marketable and may be subject to restrictions on resale. Members receiving an in-kind distribution will incur costs, including commissions, in disposing of securities that they receive, and in the case of securities that are not readily marketable, Members may not be able to sell the securities except at prices that are lower than those at which the securities were valued by the Fund or without substantial delay. For these various reasons, an investment in the Interests is suitable only for sophisticated investors. See
"Repurchases of Interests and Transfers."

            Conflicts of Interest. The Adviser, the Investment Manager and their affiliates, as well as many of the Portfolio Managers and their respective affiliates, provide investment advisory and other services to clients other than the Fund and Portfolio Funds. In addition, investment professionals associated with the Adviser, the Investment Manager or Portfolio Managers may carry on investment activities for their own accounts and the accounts of family members
(collectively with other accounts managed by the Adviser, the Investment Manager and their affiliates, "Other Accounts"). The Fund and Portfolio Funds have no interest in these activities. As a result of the foregoing, the Adviser, the
Investment Manager and Portfolio Managers will be engaged in substantial activities other than on behalf of the Fund and may have differing economic interests in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, between the Fund and Other
Accounts.

            There may be circumstances under which the Investment Manager or a
Portfolio Manager will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Fund's or a Portfolio Fund's assets they commit to such investment. There also may be circumstances under which the Investment Manager or a Portfolio
Manager purchases or sells an investment for their Other Accounts and does not purchase or sell the same investment for the Fund or a Portfolio Fund, or purchases or sells an investment for the Fund and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of the
Investment Manager, and generally also the policy of the Portfolio Managers, that: investment decisions for the Fund, Portfolio Accounts and Other Accounts
be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting each account that they manage; and investment transactions and opportunities be fairly allocated among their clients, including the Fund and Portfolio Funds.

            The Adviser, the Investment Manager, Portfolio Managers and their respective affiliates may have interests in Other Accounts they manage which differ from their interests in the Fund and Portfolio Funds and may manage such accounts on terms that are more favorable to them than the terms on which they manage the Fund or Portfolio Funds. In addition, the Investment Manager and
Portfolio Managers may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees and Incentive Allocation to which the Fund and its Members are subject.

            Tax Risks. A noncorporate Member's share of the Fund's investment expenses (including, but not limited to, the Management Fee, the administration fee paid to the Adviser and the Fund's share of any fees payable by Portfolio
Funds to the Portfolio Managers) may be subject to certain limitations on deductibility for regular Federal income tax purposes. Such expenses may be completely disallowed for purposes of determining the noncorporate Member's alternative minimum tax liability will apply. See "Taxes."

            Distributions to Members and Payment of Tax Liability. The Fund does not intend to make periodic distributions of its net income or gains, if any, to
Members. Whether or not distributions are made, Members will be required each year to pay applicable Federal and state income taxes on their respective shares of the Fund's taxable income, and may have to pay applicable taxes from other sources. The amount and times of any distributions will be determined in the sole discretion of the Board. See "Taxes."

            Possible Delays in Schedule K-1s. Each year, the Fund will distribute Schedules K-1 to Members so that they can prepare their respective income tax returns. The preparation of such returns is each Member's sole responsibility. The Fund's ability to provide final Schedules K-1 to Members for any given tax year prior to April 15 of the following year will depend upon when it receives the requisite information from Portfolio Funds. The Fund will provide Schedules K-1 as soon as practicable after it receives all necessary information. However, it is inevitable that delays will occur. Members should therefore be prepared to obtain extensions of the filing dates for their
Federal, state and local income tax returns. Members should consult their personal tax advisers.

            Considerations for ERISA Plans and Other Tax-Exempt Entities.
Investors subject to the Employee Retirement Income Security Act of 1974, as
amended ("ERISA"), and other tax-exempt entities, including employee benefit plans, Individual Retirement Accounts and 401(k) and Keogh Plans, may purchase
Interests. The Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Code. For further information regarding an investment in the Fund by investors subject to ERISA, see "ERISA Considerations" in the
SAI. Because the Fund and the Portfolio Funds in which it invests may use leverage, a tax-exempt investor may incur income tax liability to the extent the
Fund's transactions are treated as giving rise to unrelated business taxable income. See "Taxes." The Fund is not designed for investment by charitable remainder trusts. For this reason, charitable remainder trusts may not purchase
Interests.

SPECIAL RISKS OF MULTI-MANAGER STRUCTURE

            Portfolio Funds generally will not be registered as investment companies under the Investment Company Act and, therefore, the Fund will not have the benefit of various protections afforded by the Investment Company Act with respect to its investments in Portfolio Funds. Although the Investment
Manager expects to receive detailed information from each Portfolio Manager regarding its investment performance and investment strategy on a regular basis, in most cases the Investment Manager has little or no means of independently verifying this information. A Portfolio Manager may use proprietary investment strategies that are not fully disclosed to the Investment Manager, which may involve risks under some market conditions that are not anticipated by the
Investment Manager. In addition, many Portfolio Managers will not be registered as investment advisers under the Investment Advisers Act of 1940 (the "Advisers
Act") in reliance on certain exemptions from registration under that act. In such cases, Portfolio Managers will not be subject to various disclosure requirements and rules that would apply to registered investment advisers.

            By investing in Portfolio Funds and Portfolio Accounts indirectly through the Fund, investors bear asset-based fees and performance-based allocations at the Fund level and the Portfolio Fund or Portfolio Account level.
Similarly, Members bear a proportionate share of the other operating expenses of the Fund (including the Investor Servicing Fee and administrative expenses) and, indirectly, similar expenses of the Portfolio Funds and Portfolio Accounts. An investor who meets the conditions imposed by the Portfolio Managers, including investment minimums that may be considerably higher than the $50,000 minimum imposed by the Fund, could invest directly with the Portfolio Managers.

            Each Portfolio Manager will receive any performance-based allocation to which it is entitled irrespective of the investment performance of other
Portfolio Managers or the investment performance of the Fund generally. Thus, a
Portfolio Manager with positive investment performance will receive this allocation from the Fund (and indirectly from Members) even if the Fund's overall investment return is negative. Investment decisions of the Portfolio
Managers are made independently of each other. As a result, at any particular time, one Portfolio Manager may be purchasing shares of an issuer for a
Portfolio Fund or Portfolio Account whose shares are being sold by another
Portfolio Manager for another Portfolio Fund or Portfolio Account. In any such situations, the Fund could indirectly incur certain transaction costs without accomplishing any net investment result.

            Since the Fund may make additional investments in or effect withdrawals from a Portfolio Fund only at certain times pursuant to limitations set forth in the governing documents of the Portfolio Fund, the Fund from time to time: may have to invest a greater portion of its assets temporarily in money market securities than it otherwise might wish to invest; may have to borrow money to repurchase Interests; and may not be able to withdraw its investment in a Portfolio Fund promptly after it has made a decision to do so. This may adversely affect the Fund's investment return or increase the Fund's expenses.

            Portfolio Funds may be permitted to redeem their interests in-kind.
Thus, upon the Fund's withdrawal of all or a portion of its interest in a
Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In these circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund.

            The Fund may agree to indemnify certain of the Portfolio Funds and, subject to certain limitations imposed by the Investment Company Act, certain
Portfolio Managers from liability, damage, cost or expense arising out of, among other things, certain acts or omissions.

            Portfolio Account Allocations. The Fund may on occasion allocate its assets to a Portfolio Manager by retaining the Portfolio Manager to manage a
Portfolio Account for the Fund, rather than invest in the Portfolio Manager's
Portfolio Fund. Portfolio Accounts can expose the Fund to theoretically unlimited liability, and it is possible, given the leverage at which certain of the Portfolio Managers will trade, that the Fund could lose more in a Portfolio
Account that is managed by a particular Portfolio Manager than the Fund has allocated to such Portfolio Manager to invest. This risk may be avoided if the
Fund, instead of retaining a Portfolio Manager to manage a separate account comprised of a designated portion of the Fund's assets, creates a separate investment vehicle for which a Portfolio Manager will serve as general partner and in which the Fund will be the sole limited partner. Use of this structure, however, involves various expenses, and there is no requirement that separate investment vehicles be created for Portfolio Accounts.

            Estimates. In most cases, the Fund will have little ability to assess the accuracy of the valuations received from a Portfolio Manager regarding a Portfolio Fund. Furthermore, these valuations will typically be estimates only, subject to revision based on each Portfolio Fund's annual audit.
Revisions to the Fund's gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the annual audits of Portfolio Funds are completed.

            Certain securities in which Portfolio Funds invest may not have readily ascertainable market prices. These securities will nevertheless generally be valued by Portfolio Managers, which valuations will be conclusive with respect to the Fund, even though Portfolio Managers will generally face a conflict of interest in valuing such securities because the values given to the securities will affect the compensation of the Portfolio Managers. Any such securities held by a Portfolio Account will be valued at their "fair value" as determined in good faith by the Board.

                         INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

THE FUND'S OBJECTIVE AND POLICIES

            The Fund's investment objective is to seek long-term capital appreciation consistent with preservation of capital while attempting to generate positive returns over various market cycles. Current income is not an objective. No assurance can be given that the Fund will achieve its investment objective.

            The Fund's investment objective is fundamental and may not be changed without the approval of Members. However, except as otherwise stated in this prospectus or in the SAI, the investment policies and restrictions of the
Fund are not fundamental and may be changed by the Board. The Fund's fundamental investment policies are listed in the SAI. Its principal investment policies and strategies are discussed below. The Fund may change any investment policies and strategies that are not fundamental, if the Board believes doing so would be consistent with the Fund's investment objective.

THE FUND'S INVESTMENT PROGRAM

            The Fund pursues its investment objective by allocating its assets for investment among a select group of Portfolio Managers that are alternative asset managers and employ a variety of "market neutral" investment strategies.
Market neutral investment strategies seek to provide predictable investment returns regardless of general stock market movements. The Investment Manager is primarily responsible for selecting the Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager, subject to the general supervision of the Adviser and the Board. The Fund will implement these allocation decisions primarily by investing in Portfolio Funds that are managed by Portfolio Managers selected by the Investment Manager.

            Portfolio Funds are investment funds, typically organized as limited partnerships, that are not required to register under the Investment Company Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held) in the fund. The typical Portfolio Fund will have greater investment flexibility than traditional investment funds (such as mutual funds and most other registered investment companies) as to the types of securities owned, the types of trading strategies employed, and in many cases, the amount of leverage it may use.

            The Investment Manager takes a three-tiered approach to asset allocation and Portfolio Manager selection. Its methodology is premised on the belief that consistent, superior long-term performance necessitates first, a rigorous, top-down, or macro, view of the various alternative investment fund strategies; second, an in-depth analysis of the types of strategy attributes that best complement the Fund's investment objective; and third, identification of Portfolio Managers whose investment styles and historical investment returns and risk characteristics best embody those attributes.

            Under normal market conditions, at least 80% of the Fund's net assets (plus the amount of any borrowings by the Fund for investment purposes)
will be allocated to Portfolio Managers that pursue "market neutral" investment strategies. These strategies encompass a broad range of investment programs that historically have exhibited a low correlation to the performance of equity, debt and other markets. They include investment programs involving use of hedging and arbitrage techniques in the equity, fixed income, currency and commodity markets. These investment programs employ a variety of sophisticated investment techniques that include, among other things, short sales of securities, use of leverage, and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts and options on futures.

            The investment strategies of the Portfolio Managers may include, among others: o Index arbitrage. This strategy involves investing in a group of securities comprising an index, or a representative sample of an index, in order to capture the pricing differences that may arise between the index and the component securities.
o     Interest rate arbitrage. This strategy seeks to exploit price anomalies between related securities with prices that fluctuate in response to interest rate movements.
o     Merger arbitrage. This strategy involves investing simultaneously in long and short positions in companies involved in a merger or acquisition in order to profit from the expected price movements of the acquiring and target companies.
o     Convertible bond and warrant hedging. This strategy involves investing in undervalued instruments that are convertible into equity securities and then hedging out systematic risks associated with either the convertible instrument, the underlying security or both.
o     Statistical long/short equity strategies. This strategy involves constructing portfolios of offsetting long and short equity positions using mathematical or statistical techniques to identify relative value between long and short positions.
o     Pairs trading. This is a specific type of equity hedging strategy that involves effecting offsetting long and short equity positions in the same industry or sector.

            Portfolio Managers using arbitrage strategies attempt to identify and exploit pricing inefficiencies between related instruments or combinations of instruments. Sophisticated mathematical and statistical techniques and models are used to attempt to identify relative value between related instruments or combinations of instruments and to capture mispricings among such instruments.
Portfolio Managers pursuing arbitrage strategies utilize a variety of techniques and models, ranging from purely quantitative, short-term models to more discretionary approaches using fundamental research to construct long and short portfolios.

            The Investment Manager will allocate the Fund's assets among available Portfolio Managers that have demonstrated records of superior investment performance in pursuing market neutral investment strategies, consistent with the Fund's goal of long-term capital appreciation, while focusing on the risk characteristics of those strategies and the Fund's overall risk exposure. In doing so, the Investment Manager will seek to construct an investment portfolio for the Fund in which there is expected to be a low overall degree of correlation of the investment performance of Portfolio Managers across investment styles and little or no correlation between the overall performance of the Fund's portfolio and the general performance of equity and other markets.
The Fund's structure and its investment approach are intended to provide investors several advantages over direct investments in private investment funds, including: the ability to invest in a professionally constructed and managed investment portfolio; access to a diverse group of Portfolio Managers that utilize varying investment styles and strategies; reduced risk exposure that comes from investing with multiple Portfolio Managers that have exhibited low volatility of investment returns and low correlation to one another. The
Investment Manager expects generally to allocate the Fund's assets to approximately 10 to 20 Portfolio Managers.

            The multi-manager approach followed by the Fund will involve allocation of the Fund's assets to Portfolio Managers that employ various market neutral investment styles and strategies and will provide investors access to a variety of Portfolio Managers. The Fund will invest in various types of
Portfolio Funds managed by Portfolio Managers, including limited partnerships, joint ventures, other investment companies and similar entities. However, the
Fund may on occasion retain one or more Portfolio Managers to manage and invest designated portions of the Fund's assets (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner of the vehicle and the Fund will be the sole limited partner). (Any arrangement in which the Fund retains a Portfolio Manager to manage an account or investment vehicle for the Fund is referred to as a
"Portfolio Account.") The retention of a Portfolio Manager to manage a Portfolio
Account is subject to the approval of the Board, including a majority of the persons comprising the Board (the "Managers") who are not "interested persons,"
as defined by the Investment Company Act, of the Fund or the Portfolio Manager
(the "Independent Managers"). The retention of a Portfolio Manager will in such cases also be subject to approval by Members, unless the Fund seeks and obtains an order of the Securities and Exchange Commission (the "SEC") exempting the
Fund from this requirement. The Fund's participation in any Portfolio Account arrangement will be subject to the requirement that the Portfolio Manager be registered as an investment adviser under the Advisers Act, and the Fund's contractual arrangements with the Portfolio Manager will be subject to the requirements of the Investment Company Act applicable to investment advisory contracts.

            Portfolio Managers will be selected on the basis of various criteria, generally including, among other things, an analysis of: the Portfolio
Manager's performance during various time periods and market cycles; the
Portfolio Manager's reputation, experience and training; its articulation of and adherence to its investment philosophy; the presence and deemed effectiveness of risk management discipline; on-site interviews of the management team; the quality and stability of the Portfolio Manager's organization, including internal and external professional staff; and whether key personnel of the
Portfolio Manager have substantial personal investments in the Portfolio
Manager's investment program. Although it is the general policy of the Fund to allocate assets among Portfolio Managers that use market neutral strategies, the
Investment Manager may allocate a limited portion of the Fund's assets to
Portfolio Managers that do not use market neutral strategies, but which use other strategies that have investment performance characteristics that have historically been negatively correlated to the equity and debt markets, generally, in an attempt to generate a consistent return pattern with lower volatility. The Fund will not allocate more than 20% of its net assets to these
Portfolio Managers.

            Not more than 10% of the Fund's net assets will be allocated to any one Portfolio Manager. In addition, the Fund will limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund's outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Fund's contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various Investment Company Act prohibitions on affiliated transactions. However, to permit the investment of more of its assets in smaller Portfolio Funds deemed attractive by the Investment Manager, the Fund may purchase non-voting securities of Portfolio Funds, subject to a limitation that the Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund's outstanding equity.

            Portfolio Managers will generally invest primarily in marketable securities, although certain Portfolio Managers may also invest in privately placed securities and other investments that are illiquid. Interests in
Portfolio Funds will not themselves be marketable and will only have limited liquidity. Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, domestic and foreign equities and equity-related instruments, currencies, financial futures, and fixed income and other debt-related instruments. Portfolio Managers are generally not limited as to the markets (either by location or type, such as large capitalization, small capitalization or non-U.S. markets) in which they may invest or the investment discipline that they may employ (such as value, growth or bottom-up or top-down analysis). In managing Portfolio Funds,
Portfolio Managers will not be subject to the Fund's investment policies and restrictions or the various limitations and prohibitions applicable to the activities of investment companies registered under the Investment Company Act
(such as the Fund). This involves various risks, including those associated with the fact that Portfolio Funds are not generally subject to any requirements that they diversify their investments or limit their investments in the securities of issuers engaged in a single industry or group of related industries. See "Risk
Factors - General Risks - Non-Diversified Status and Industry Concentration."
However, the Fund's investment policies and restrictions, and limitations and prohibitions on investments imposed by the Investment Company Act, will apply in the case of Portfolio Accounts.

            The Investment Manager will regularly evaluate each Portfolio
Manager to determine whether its investment program is consistent with the
Fund's investment objective and whether its investment performance is satisfactory. Based on these evaluations, the Investment Manager will allocate and reallocate the Fund's assets among Portfolio Managers and may terminate or add Portfolio Managers, as it determines appropriate and consistent with the
Fund's investment objective. Members will not vote on the retention or termination of a Portfolio Manager, except that the retention of any Portfolio
Manager to manage a Portfolio Account will be subject to the approval of the
Board and Members. The Fund may seek to obtain an SEC order exempting it from the requirement that Members approve Portfolio Managers that are retained to manage Portfolio Accounts. However, no assurance can be given that such an order will be issued.

BORROWING; USE OF LEVERAGE

            The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Portfolio Funds generally are also permitted to borrow money for similar purposes. The use of borrowings for investment purposes is known as "leverage" and involves a high degree of risk. The investment programs of certain Portfolio Managers may make extensive use of leverage. See "Risk Factors--Leverage; Borrowing."

            The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). These limits do not apply to the Portfolio Funds and, therefore, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds.
The Asset Coverage Requirement will apply to borrowings by Portfolio Accounts, as well as to other transactions by Portfolio Accounts that can be deemed to result in the creation of a "senior security." Generally, in conjunction with investment positions for Portfolio Accounts that are deemed to constitute senior securities, the Fund must: (i) observe the Asset Coverage Requirement; (ii)
maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the investment position with offsetting portfolio securities. Segregation of assets or covering investment positions with offsetting portfolio securities may limit a Portfolio Account's ability to otherwise invest those assets or dispose of those securities.

SHORT SELLING

            Portfolio Funds and Portfolio Accounts may sell securities short. To effect a short sale, the Portfolio Fund or Portfolio Account will borrow the security from a brokerage firm, or other permissible financial intermediary, and make delivery to the buyer. The Portfolio Fund or Portfolio Account then is obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold short by the Portfolio Fund or Portfolio
Account, which would result in a loss or gain, respectively. The use of short sales is a speculative practice and involves significant risks. See "Risk
Factors--Short Selling."

DERIVATIVES

            Portfolio Funds and Portfolio Accounts may use financial
instruments, known as derivatives, for purposes of hedging portfolio risk and for non-hedging purposes. Examples of derivatives include stock options, index options, futures and options on futures. Transactions in derivatives involve certain risks. See "Risk Factors--Derivatives."

SHORT-TERM AND DEFENSIVE INVESTMENTS

            The Fund will invest its cash reserves in high quality short-term investments. These investments may include money market instruments and other short-term debt obligations, money market mutual funds, and repurchase agreements with banks and broker-dealers. During periods of adverse market or economic conditions, the Fund may temporarily invest all or a significant portion of its assets in these securities or hold cash. This could prevent the
Fund from achieving its investment objective. Repurchase agreements involve certain risks that are described in the SAI.

                                   MANAGEMENT OF THE FUND

GENERAL

            The Fund's Board provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of persons who are
Independent Managers.

            OppenheimerFunds, Inc. (the "Adviser") serves as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies established by the Board, pursuant to the terms of an investment advisory agreement with the Fund (the "Advisory Agreement"). It has operated as an investment adviser since January 1960. The Adviser (including its subsidiaries) managed more than $130 billion of assets as of June 30, 2003. Its clients include the Oppenheimer mutual funds with more than 7 million shareholder accounts. The Adviser is located at 498 Seventh Avenue, New York,
New York 10018 and is an indirect, majority owned subsidiary of Massachusetts
Mutual Life Insurance Company.

            Under the Advisory Agreement, the Adviser is responsible for developing, implementing and supervising the Fund's investment program. The
Adviser is authorized, subject to the approval of the Board and Members, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing these services.

            As compensation for services required to be provided by the Adviser under the Advisory Agreement, the Fund will pay the Adviser a monthly fee (the
"Management Fee") computed at the annual rate of 1.00% of the aggregate value of outstanding Interests determined as of the last day of the month (before any repurchases of Interests or Incentive Allocations). The Adviser (or an
affiliated company of the Adviser that it designates) is also entitled to be the special advisory member of the Fund (the "Special Advisory Member") and to receive in such capacity a performance-based incentive allocation that is determined as a percentage of the net profits of the Fund otherwise allocable to each Member. See "Management of the Fund-- Incentive Allocation."

            Tremont Partners, Inc. (the "Investment Manager"), an affiliate of the Adviser, has been assigned responsibility for providing day-to-day investment management services to the Fund, subject to the supervision of the
Adviser. Since 1984, the Investment Manager and its affiliates have provided alternative investment solutions to a diverse client base including financial institutions, mutual funds, other investment companies and high net worth individuals. These services include tracking and evaluating over 2,000 domestic and offshore investment funds. The Investment Manager and its affiliates were responsible for the allocation of over $7 billion of client assets among alternative investment strategies, as of June 30, 2003. The Investment Manager is located at 555 Theodore Fremd Avenue, Rye, New York 10580, and since October
1, 2001 has been a majority owned, indirect subsidiary of Massachusetts Mutual
Life Insurance Company. The Adviser pays a monthly fee to the Investment Manager equal to 50% of the amount of the Management Fee earned by the Adviser pursuant to the Advisory Agreement. (This fee is payable by the Adviser and not the
Fund). In addition, the Investment Manager has been designated by the Adviser to be the Special Advisory Member entitled to receive the performance-based incentive allocation described above. The Investment Manager's retention as the
Fund's investment manager was approved by the Board and was also approved by the
Adviser as the Fund's sole initial Member.

MANAGEMENT TEAM

            The following personnel of the Investment Manager will be the persons primarily responsible for selecting Portfolio Managers and allocating the Fund's assets among the Portfolio Managers:

      Sandra L.  Manzke,  Chairperson  and  Co-Chief  Executive  Officer.  Ms.
      Manzke established Tremont Partners,  Inc. in October 1984 after serving as a Principal at Rogers,  Casey &amp; Barksdale,  Inc.,  from 1976 to 1984.
      Ms.  Manzke is a Director  of certain  private  investment  partnerships managed by the Investment  Manager.  From 1974 to 1976, she worked as an independent  consultant at Bernstein  Macauley where she was responsible for  reviewing  the firm's  products.  At Scudder  Stevens &amp; Clark,  she established one of their internal  measurement systems during her tenure as an  investment  manager  from  1969  to  1974.  Ms.  Manzke  holds  a
      Bachelor of Fine Arts from Pratt Institute.

      Robert I. Schulman,  Co-Chief  Executive  Officer.  Mr.  Schulman joined the Investment  Manager in 1994.  Prior to that, he was  responsible for
      Smith Barney's $60 billion  Consulting  Services Division and Retail New
      Product  Development.  At  Smith  Barney,  he was also  involved  in all aspects of investment  management and manager selection  processes.  Mr.
      Schulman  founded the Leveraged  Product Division at E.F. Hutton in 1982
      and was responsible for the development of various derivative  products, as well as growth index and financial  futures and options  trading.  In
      1986, he assumed  responsibility for all retail products offered at E.F.
      Hutton.  He is a graduate of New York  University  and received a Master of Business  Administration  degree in Finance  from the Lubin School of
      Business.

      Barry H. Colvin, CFA - President,  Chief Investment Officer.  Mr. Colvin
      directs  Tremont's   alternative   investment  research  and  heads  the
      Investment  Committee.  Prior to joining  Tremont  Advisers in 1999, Mr.
      Colvin  spent  three  years as Vice  President  and Head of  Alternative
      Investments  and then as  Director  of  Research  for  Asset  Consulting
      Group,  Inc. of St. Louis,  Missouri.  From 1995 to 1997, Mr. Colvin was
      a fixed income trader for General  American  Life, and before that spent two years at  Scottsdale  Securities  as Head of  Business  Development.
      From 1987 to 1994 he worked for Edward D. Jones &amp; Co. in various roles, eventually  becoming a partner.  Mr.  Colvin  holds a B.A. in  Economics from  the  University  of  Missouri  and is a  holder  of the  Chartered
      Financial Analyst designation.

      Patrick J. Kelly, CFA - Vice President, Director of Manager Research
      Mr. Kelly coordinates and structures  Tremont's  alternative  investment research  department.  He  joined  the  firm  in  June  2001.  Prior  to
      Tremont,  Mr.  Kelly  spent  three  years,  from  1998 to 2001,  as Vice
      President  and Risk Manager for Parker Global  Strategies.  From 1995 to
      1998, Mr. Kelly worked as a Senior Portfolio  Analyst at Ferrell Capital
      Management,  and  from  1993 to  1995,  Mr.  Kelly  worked  for  Kidder,
      Peabody,  &amp; Co. as an analyst.  Mr. Kelly has B.S. in Computer  Science,
      Electrical  Engineering  and  Mathematics  from Hofstra  University  and
      M.B.A in  Finance  from the Frank  Zarb  School of  Business  at Hofstra
      University  and  is  a  holder  of  the  Chartered   Financial   Analyst
      designation.

      Cynthia J. Nicoll - Vice President, Director of Risk Management
      Cynthia Nicoll joined Tremont in December 2000, with  responsibility for establishing  Tremont's risk  management  capabilities.  Ms. Nicoll came to  Tremont  from  Parker  Global  Strategies,  where  she was  Managing
      Director  of  Strategic  Initiatives.  From 1993 to 1999,  she  designed
      hedge  fund-indexed   structured  products  for  Greenwich  Capital  and
      National  Westminster  Bank PLC. From 1979 to 1993, Ms. Nicoll  marketed
      foreign   exchange,   structured   debt   and   other   financings   for
      Manufacturers  Hanover/Chemical  Bank (now JP Morgan).  Ms. Nicoll has a
      B.A. in American  History from Yale  University and an M.B.A. in Finance and International Business from New York University.

      Suzanne S. Hammond,  Senior Vice  President,  Secretary  and  Treasurer.
      Suzanne   Hammond  is   responsible   for  program   analysis  and  fund
      administration/supervision   of  the  Investment  Manager's  proprietary
      products.  Ms.  Hammond  is  also  responsible  for  certain  investment supervision  clients  and is a Director  of certain  private  investment partnerships  managed by the  Investment  Manager.  Prior to joining the
      Investment  Manager in 1989,  Ms.  Hammond  spent six years with Rogers,
      Casey &amp;  Barksdale,  Inc.  as a Senior  Analyst  responsible  for major consulting clients.  For five years prior to joining Rogers,  Casey, Ms.
      Hammond served as the liaison representative  managing listed midwestern companies on the New York Stock  Exchange,  Inc. She received a Bachelor of Arts  degree in  Russian  History/Economics  from the  University  of
      North Carolina, Chapel Hill and an A.B.A. from Colby Jr. College.

ADMINISTRATIVE SERVICES

            Under the terms of an administration agreement with the Fund, the
Adviser will provide certain administrative services to the Fund, including, among others: providing office space and other support services and personnel as necessary to provide such services to the Fund; supervising the entities retained by the Fund to provide accounting services, investor services and custody services; handling Member inquiries regarding the Fund, including but not limited to questions concerning their investments in the Fund and capital account balances; preparing or assisting in the preparation of various reports, communications and regulatory filings of the Fund; assisting in the review of investor applications; monitoring the Fund's compliance with Federal and state regulatory requirements (other than those relating to investment compliance);
coordinating and organizing meetings of the Board and meetings of Members and preparing related materials; and maintaining and preserving certain books and records of the Fund. In consideration for these services, the Fund will pay the
Adviser a monthly fee computed at the annual rate of 0.25% of the aggregate value of outstanding Interests determined as of the last day of each calendar month (the "Administration Fee").

INCENTIVE ALLOCATION

            The Adviser (or an affiliated company of the Adviser that it designates) is entitled to receive a performance-based allocation equal to 5% of the net profits, if any, in excess of the "Preferred Return" (described below)
that otherwise would have been credited to the capital account of each Member
(the "Incentive Allocation"). The Incentive Allocation will be debited from a
Member's capital account and credited to the Special Advisory Account, and generally will be made as of the end of each calendar year (which commenced
December 31, 2002), and upon the repurchase of the Member's Interest (or any portion thereof). It will also be made upon the admission of a substitute Member to whom the Interest of a Member has been transferred (unless no change in beneficial ownership results from the transfer) and when the Adviser (or an affiliate) ceases to serve as investment adviser of the Fund. (Each period for which the Incentive Allocation is determined is an "Allocation Period.") The
Incentive Allocation will apply only to net profits for the applicable
Allocation Period that exceed both: (i) the Preferred Return for the Allocation
Period; and (ii) any balance in a "Loss Recovery Account" (described below)
established for the Member.

            For purposes of calculating the Incentive Allocation and determining amounts to be credited to or debited from the Loss Recovery Account of a Member, net profits or net losses will generally be measured as the net change in the value of the Member's capital account (including the effect of any unrealized appreciation or depreciation in the Fund's investments, the Fund's realized gains and losses, and its income and expenses), before giving effect to any repurchases by the Fund of the Member's Interest or any portion thereof. The methods to be used in making these calculations are set forth in the Fund's
Limited Liability Company Agreement (the "LLC Agreement"). See Appendix C of
this prospectus.

            The Preferred Return is an amount determined by applying an annual percentage rate equal to the 2-year Treasury constant maturity rate to the capital account balance of a Member as of the beginning of each fiscal period within the Allocation Period. The 2-year Treasury constant maturity rate used for this purpose will be established at the beginning of each calendar year and will be such rate as is reported by the Board of Governors of the Federal
Reserve System as of the last business day of the prior calendar year.

            In addition, the Incentive Allocation will be made only with respect to net profits allocable to a Member that exceed any balance in the Member's
Loss Recovery Account. The Loss Recovery Account is a memorandum account with respect to each Member that has an initial balance of zero. As of the first day after the close of each Allocation Period, the balance of the account is adjusted in the manner provided by the LLC Agreement to increase the balance to reflect net losses allocated to the Member and to decrease the balance (but not below zero) to reflect any net profits allocated to the Member. The Loss
Recovery Account operates to ensure that a Member is not subject to the
Incentive Allocation on net profits except to the extent they exceed prior net losses.

            With respect to a repurchase by the Fund as of a date that would not, but for such repurchase, be the end of an Allocation Period, the Incentive
Allocation will apply on a proportionate basis if a portion of a Member's
Interest is repurchased by the Fund. In such case, the Incentive Allocation will be made on a pro rata portion of any net profits allocable to the Member (based on the percentage portion of the Interest repurchased), and by attributing a pro rata portion of the Preferred Return and any balance in the Loss Recovery
Account to the portion of the Interest being repurchased (with appropriate reduction to the Preferred Return and the remaining balance of the Loss Recovery
Account as to the portion of the Interest that is not repurchased).

            The Adviser (or its designated affiliate) may withdraw any Incentive
Allocation credited to the Special Advisory Account at any time following the date on which the Incentive Allocation is made.

            The Incentive Allocation presents risks that are not present in funds without an incentive allocation. See "Risks--Incentive Allocation." The overall fees, expenses and the Incentive Allocation payable by the Fund or borne by Members will be higher than the fees and expenses of most other registered investment companies, but generally will be similar to those of many private investment funds and certain other registered investment companies with investment policies similar to those of the Fund. Very few advisers of registered investment companies receive incentive allocations similar to the
Incentive Allocation.

ACCOUNTING AND CUSTODY SERVICES

            PFPC Inc. ("PFPC") provides various fund accounting, investor accounting and taxation services to the Fund. In consideration of these services, the Fund will pay PFPC a monthly fee which is not expected to exceed
0.25% of the Fund's net assets on an annual basis and will reimburse PFPC for certain out-of-pocket expenses. PFPC Trust Company, an affiliate of PFPC, serves as the Fund's custodian and maintains custody of the Fund's assets. The principal business address of PFPC and PFPC Trust Company is 400 Bellevue
Parkway, Wilmington, Delaware 19809.

INVESTOR SERVICING ARRANGEMENTS

            Under the terms of an investor servicing agreement between the Fund and the Distributor (the "Investor Servicing Agreement"), the Distributor is
authorized to retain broker-dealers and certain financial advisers to provide ongoing investor services and account maintenance services to Members that are their customers ("Investor Service Providers"). These services include, but are not limited to, handling Member inquiries regarding the Fund (e.g., responding to questions concerning investments in the Fund, capital account balances, and reports and tax information provided by the Fund); assisting in the enhancement of relations and communications between Members and the Fund; assisting in the establishment and maintenance of Member accounts with the Fund; assisting in the maintenance of Fund records containing Member information; and providing such other information and Member liaison services as the Distributor may reasonably request. Under the Investor Servicing Agreement, the Fund will pay a fee to the
Distributor to reimburse it for payments made to Investor Service Providers.
This fee will be paid quarterly and will be in an amount, with respect to each
Investor Service Provider, not to exceed the lesser of: (i) 0.50% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests or the Incentive Allocation); or (ii) the Distributor's actual payments to the
Investor Service Provider. The Distributor will be entitled to reimbursement under the Investor Servicing Agreement for any payments it may make to any affiliated Investor Service Providers.

FUND EXPENSES

            The Fund will bear its own expenses including, but not limited to:
the Management Fee; the Administration Fee; fees for Investor Services; any taxes; investment-related expenses incurred by the Fund (e.g., fees and expenses charged by the Portfolio Managers and Portfolio Funds, costs associated with organizing and operating Portfolio Accounts, placement fees, interest on indebtedness, fees for data and software providers, research expenses, professional fees (including, without limitation, expenses of consultants and experts) relating to investments); fees and expenses for accounting and custody services; the fees and expenses of Fund counsel, legal counsel to the
Independent Managers and the Fund's independent auditors; costs associated with the registration of the Fund, including the costs of compliance with Federal and state laws; costs and expenses of holding meetings of the Board and meetings of
Members, including costs associated with preparation and disseminations of proxy materials; the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board; and such other expenses as may be approved by the Board. The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.

            Offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during a fiscal period will be allocated and charged to the capital accounts of Members pro rata in accordance with their respective investment percentages for the period.

            The Fund's organizational expenses were borne voluntarily by the
Adviser. Initial offering costs were charged to capital and were borne by the
Adviser as a Member of the Fund upon commencement of the Fund's operations.

                               INVESTOR QUALIFICATIONS

            Interests are being offered only to investors that are "Qualified
Clients." Currently, Qualified Clients include: (i) natural persons and companies (other than investment companies) that represent that they have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000; (ii) persons who have at least $750,000 under the Adviser's or its affiliates' management, including any amount invested in the Fund; (iii) persons who are "qualified purchasers" as defined by the
Investment Company Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Adviser's investment activities. In addition,
Interests are offered only to investors that are U.S. persons for Federal income tax purposes, as defined below, and may not be purchased by charitable remainder trusts. You must complete and sign an investor certification that you meet these requirements before you may invest in the Fund. The form of this investor certification is contained in Appendix A of this prospectus. The Fund will not be obligated to sell to brokers or dealers any Interests that have not been placed with Qualified Investors that meet all applicable requirements to invest in the Fund.

            A person is considered a U.S. person for Federal income tax purposes if the person is: (i) a citizen or resident of the United States; (ii) a corporation, partnership (including an entity treated as a corporation or partnership for U.S. Federal income tax purposes) or other entity (other than an estate or trust) created or organized under the laws of the United States, any state therein or the District of Columbia; (iii) an estate (other than a foreign estate defined in Section 7701(a)(31)(A) of the Internal Revenue Code of 1986,
as amended (the "Code")); or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S.
persons have the authority to control all substantial decisions of such trust.

                          REPURCHASES OF INTERESTS AND TRANSFERS

NO RIGHT OF REDEMPTION

            No Member or other person holding an Interest or a portion of an
Interest acquired from a Member will have the right to require the Fund to redeem that Interest or portion thereof. There is no public market for
Interests, and none is expected to develop. With very limited exceptions,
Interests are not transferable and liquidity will be provided only through limited repurchase offers that will be made from time to time by the Fund. Any transfer of an Interest in violation of the LLC Agreement will not be permitted and will be void. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below. For information on the Fund's policies regarding transfers of
Interest, see "Repurchases and Transfers of Interests--Transfers of Interests"
in the SAI.

REPURCHASES OF INTERESTS

            The Fund from time to time will offer to repurchase outstanding
Interests pursuant to written tenders by Members. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Interests. A redemption fee equal to 1.00% of the value of an
Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund.
If applicable, the redemption fee will be deducted before payment of the proceeds of a repurchase.

            In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board will consider the recommendations of the Adviser. The Fund offered to repurchase
Interests as of December 31, 2002 and March 31, 2003, and will offer thereafter, twice each year, as of the last business day of March and September. The LLC
Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request for repurchase of its Interest, in accordance with the terms of the LLC Agreement, has not been repurchased by the
Fund within a period of two years after the Member's request. See "Repurchases and Transfers of Interests--Repurchase Offers" in the SAI. The Board will also consider the following factors, among others, in making its determination:

o     whether any  Members  have  requested  to tender  Interests  or portions thereof to the Fund;

o     the liquidity of the Fund's assets;

o     the investment plans and working capital requirements of the Fund;

o     the relative economies of scale with respect to the size of the Fund;

o     the history of the Fund in repurchasing Interests or portions thereof;

o     the economic condition of the securities markets; and

o     the  anticipated  tax  consequences  of  any  proposed   repurchases  of
      Interests or portions thereof.

            The Board will determine that the Fund repurchase Interests or portions thereof from Members pursuant to written tenders only on terms the
Board determines to be fair to the Fund and Members. When the Board determines that the Fund will make a repurchase offer, notice of that offer will be provided to each Member describing the terms of the offer, and containing information that Members should consider in deciding whether to tender Interests for repurchase. Members who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated net asset value of their Interests from the Adviser during the period the offer remains open.

            When Interests are repurchased by the Fund, Members will generally receive cash distributions equal to the value of the Interests (or portion of the Interest) repurchased, less the redemption fee, if applicable. However, in the sole discretion of the Fund, the proceeds of repurchases of Interests may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the
Fund does not have sufficient cash to pay for Interests that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Interests for repurchase. See "Risk Factors--General
Risks." Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from Members.

            A Member that tenders its entire Interest will generally have a taxable event when the Interest is repurchased. Gain, if any, will be recognized by a tendering Member only as and after the total proceeds received by the
Member exceed the Member's adjusted tax basis in the Interest. A loss, if any, will be recognized only after the Member has received full payment under the promissory note that will be given to the Member prior to the Fund's payment of the repurchase amount.

REPURCHASE PROCEDURES

            Due to liquidity restraints associated with the Fund's investments in Portfolio Funds and the fact that the Fund may have to effect withdrawals from those funds to pay for Interests being repurchased, it is presently expected that, under the procedures applicable to the repurchase of Interests,
Interests will be valued for purposes of determining their repurchase price as of a date approximately one month after the date by which Members must submit a repurchase request (the "Valuation Date") and that the Fund will generally pay the value of the Interests or portions thereof repurchased (or as discussed below, 95% of such value if a Member's entire Interest is repurchased)
approximately one month after the Valuation Date. The amount that a Member may expect to receive on the repurchase of the Member's Interest (or portion thereof) will be the value of the Member's capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date to the Member's capital account, including any Incentive Allocation, and less the redemption fee, if applicable.
This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). If the entire Interest of a Member is repurchased, the Member will receive an initial payment equal to 95% of the estimated value of the
Interest and the balance due will be determined and paid promptly after completion of the Fund's audit and be subject to audit adjustment.

            Under these procedures, Members will have to decide whether to tender their Interests for repurchase without the benefit of having current information regarding value of Interests as of a date proximate to the Valuation
Date. In addition, there will be a substantial period of time between the date as of which Members must tender Interests and the date they can expect to receive payment for their Interests from the Fund. However, promptly after the expiration of a repurchase offer, Members whose Interests are accepted for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund's obligation to pay for repurchased Interests.
Payments for repurchased Interests may be delayed under circumstances where the
Fund has determined to redeem its interests in Portfolio Funds to make such payments, but has experienced delays in receiving payments from the Portfolio
Funds.

            A Member who tenders for repurchase only a portion of the Member's
Interest will be required to maintain a capital account balance of $50,000, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member as of the Valuation Date with respect to the portion of the Interest repurchased. If a Member tenders a portion of an
Interest and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained.

            Repurchases of Interests by the Fund are subject to certain regulatory requirements imposed by SEC rules.

MANDATORY REDEMPTION BY THE FUND

            The LLC Agreement provides that the Fund may redeem an Interest (or portion thereof) of a Member or any person acquiring an Interest (or portion thereof) from or through a Member under certain circumstances, including if:
ownership of the Interest by the Member or other person will cause the Fund to be in violation of certain laws; continued ownership of the Interest may adversely affect the Fund; any of the representations and warranties made by a
Member in connection with the acquisition of the Interest was not true when made or has ceased to be true; or it would be in the best interests of the Fund to repurchase the Interest or a portion thereof. Members whose Interest, or a portion thereof, is redeemed by the Fund will not be entitled to a return of any amount of sales load that was charged in connection with the Member's purchase of the Interest.

                               CALCULATION OF NET ASSET VALUE

            The net asset value of the Fund will be computed as of the close of business on the last day of each "fiscal period" (as defined under "Capital
Accounts" below). The Fund's net asset value is the value of the Fund's assets less its liabilities. In computing net asset value, the Fund will value interests in Portfolio Funds at their fair value, which the Board has determined will ordinarily be the values of those interests as determined by the Portfolio
Managers of the Portfolio Funds in accordance with policies established by the
Portfolio Funds. Other securities and assets of the Fund (including securities and other investments held by Portfolio Accounts) will be valued at market value, if market quotations are readily available, or will be valued at fair value as determined by in good faith by the Board or in accordance with procedures adopted by the Board. Expenses of the Fund and its liabilities
(including the amount of any borrowings) are taken into account for purposes of computing net asset value.

           As a general matter, the fair value of the Fund's interest in a
Portfolio Fund will represent the amount that the Fund could reasonably expect to receive from a Portfolio Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable.  In the unlikely event that a Portfolio Fund does not report a month-end value to the Fund on a timely basis, the Fund would determine the fair value of such Portfolio Fund based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Fund values its portfolio.
Using the nomenclature of the hedge fund industry, any values reported as
"estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the
Fund's valuation date.

            Prospective investors should be aware that there can be no assurance that the fair values of interests in Portfolio Funds as determined under the procedures described above will in all cases be accurate to the extent that the
Fund, the Board and the Investment Manager do not generally have access to all necessary financial and other information relating to the Portfolio Funds to determine independently the net asset values of those funds. The Board's results in accurately fair valuing securities whose market value is not readily ascertainable as a result of a significant event are subject to inaccuracies and that its valuation of portfolio positions could have an adverse effect on the
Fund's net assets if its judgments regarding appropriate valuations should prove incorrect.

                                     CAPITAL ACCOUNTS

GENERAL

            The Fund will maintain a separate capital account for each Member, which will have an opening balance equal to the Member's initial contribution to the capital of the Fund (i.e., the amount of the investment less any applicable sales load). Each Member's capital account will be increased by the amount of any additional contributions by the Member to the capital of the Fund, plus any amounts credited to the Member's capital account as described below. Similarly, each Member's capital account will be reduced by the sum of the amount of any repurchase by the Fund of the Member's Interest, or portion thereof, plus the amount of any distributions to the Member which are not reinvested, plus any amounts debited against the Member's capital account as described below.

            Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of (i) the last day of each fiscal year (March 31), (ii) the last day of each taxable year (December 31), (iii) the day preceding the date as of which any contribution to the capital of the Fund is made, (iv) any day as of which the Fund repurchases any Interest (or portion thereof) of any Member, or
(v) any day as of which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective investment percentages. An investment percentage will be determined for each Member as of the start of each fiscal period by dividing the balance of the Member's capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

            The Special Advisory Account is a capital account in the Fund that is maintained solely for the purpose of receiving the Incentive Allocation and no other allocations of profits, losses or other items are made to or from such account. Any balance in the Special Advisory Account will not be considered in determining the investment percentages of Members.

ALLOCATION OF NET PROFITS AND LOSSES; ALLOCATION OF OFFERING COSTS

            Net profits or net losses of the Fund for each fiscal period will be allocated among and credited to or debited against the capital accounts of
Members as of the last day of each fiscal period in accordance with Members'
respective investment percentages for the period. Net profits or net losses will be measured as the net change in the value of the net assets of the Fund
(including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses during a fiscal period, before giving effect to any repurchases by the Fund of Interests (or portions thereof), and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members'
respective investment percentages. As of the end of each Allocation Period, any
Incentive Allocation to be made from net profits otherwise allocable to a Member will be debited from the capital account of the Member and credited to the
Special Advisory Account. See "Management of the Fund--Incentive Allocation."
Offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during a fiscal period will be allocated and charged to the capital accounts of Members pro rata in accordance with their respective investment percentages for the period.

            Allocations for Federal income tax purposes generally will be made among Members so as to reflect equitably amounts credited or debited to each
Member's capital account for the current and prior taxable years. Under the LLC
Agreement, the Adviser has the discretion to allocate specially an amount of the
Fund's capital gains, including short-term capital gain, for Federal income tax purposes to the Special Advisory Member and to a Member that withdraws from the
Fund (a "Withdrawing Member"), in either case to the extent that the capital account balance of the Special Advisory Member or the Withdrawing Member exceeds the Federal income tax basis in their respective Interests.

ALLOCATION OF SPECIAL ITEMS

            Withholding taxes or other tax obligations incurred by the Fund which are attributable to any Member will be debited against the capital account of that Member as of the close of the fiscal period during which the Fund paid those obligations, and any amounts then or thereafter distributable to the
Member will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member's Interest is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess.

            Generally, any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more, but fewer than all of the Members, will be charged to only those Members on whose behalf the payments are made or whose particular circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Members as of the close of the fiscal period during which the items were paid or accrued by the Fund.

RESERVES

            Appropriate reserves may be created, accrued and charged against net assets and proportionately against the capital accounts of the Members for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction)
which the Fund may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, to the capital accounts of those Members who are Members at the time when the reserve is created, increased or decreased, as the case may be;
provided, however, that if the reserve (or any increase or decrease therein)
exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all those Members, the amount of the reserve, increase, or decrease shall instead be charged or credited to those Members who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

VOTING

            Each Member will have the right to cast a number of votes based on the value of the Member's capital account relative to the value of the capital accounts of all Member at any meeting of Members called by the Board or investors holding at least a majority of the total number of votes eligible to be cast by all Members. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including the election of Managers, the approval of the
Advisory Agreement and the approval of the Fund's independent auditors, in each case to the extent that voting by shareholders is required by the Investment
Company Act. Except for the exercise of their voting rights, Members will not be entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

                                         TAXES

            The following is a summary of certain aspects of the income taxation of the Fund and its Members that should be considered by a prospective Member.
The Fund has not sought a ruling from the Internal Revenue Service (the
"Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of the
Fund as a partnership for Federal income tax purposes.

            This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the
"Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change.
This summary does not discuss the impact of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Fund.
This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

            Prospective Members should consult with their own tax advisers In order fully to understand the Federal, state, local and foreign income tax consequences of an investment in the Fund.

            In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of this prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Prospective tax-exempt investors are urged to consult their own counsel regarding the acquisition of Interests.

Tax Treatment of Fund Operations

            Classification of the Fund. The Fund has received an opinion of
Schulte Roth &amp; Zabel LLP, Special Fund Counsel, that under the provisions of the
Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, the Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

            Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations")
provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, it will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Members.

            The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Schulte Roth &amp; Zabel LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Fund, Interests will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

            Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Fund; and Members would not be entitled to report profits or losses realized by the Fund.

            Unless otherwise indicated, references in the following discussion of the tax consequences of Fund investments, activities, income, gain and loss, include the direct investments, activities, income, gain and loss of the Fund, and those indirectly attributable to the Fund as a result of it being an investor in Portfolio Funds.

            As a partnership, the Fund is not itself subject to Federal income tax. The Fund files an annual partnership information return with the Service which reports the results of operations. Each Member is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. For a more detailed discussion of certain aspects of the income taxation of the Fund and its investments under Federal and state law, see "Tax Aspects" in the SAI.

                               DISTRIBUTION ARRANGEMENTS

GENERAL

            The Distributor acts as the distributor of Interests on a best efforts basis, subject to various conditions, pursuant to the terms of a General
Distributor's Agreement entered into with the Fund. Interests may be purchased through the Distributor or through brokers or dealers that have entered into selling agreements with the Distributor. The Fund is not obligated to sell to a broker or dealer any Interests that have not been placed with Qualified
Investors that meet all applicable requirements to invest in the Fund. The
Distributor maintains its principal office at 6803 South Tucson Way, Centennial,
Colorado 80112, and is an affiliate of the Adviser and the Investment Manager.

            Subsequent to the initial offering, Interests will be offered and may be purchased on a monthly basis, or at such other times as may be determined by the Board.

            Neither the Distributor nor any other broker or dealer is obligated to buy from the Fund any of the Interests. There is no minimum aggregate amount of Interests required to be purchased in the initial offering. The Distributor does not intend to make a market in Interests. The Fund has agreed to indemnify the Distributor and its affiliates and certain other persons against certain liabilities under the Securities Act.

PURCHASE TERMS

            Interests are being offered only to Qualified Investors that meet all requirements to invest in the Fund. The minimum initial investment in the
Fund by an investor is $50,000 (less the applicable sales load). Subsequent investments must be at least $5,000 (less the applicable sales load). These minimums may be modified by the Fund from time to time. Interests are being sold subject to a sales load, described on the cover of this prospectus.

            Under a right of accumulation offered by the Fund, the amount of each additional investment in the Fund by a Member will be aggregated with the amount of the Member's initial investment and any other additional investments in determining the applicable sales load. The right of accumulation also permits an investor's investment in the Fund to be combined with investments made by the investor's spouse, or for individual accounts (including IRAs and 403(b) Plans), joint accounts of such persons, and for trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all Interests purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. The Distributor will add the value, at the current offering price, of Interests previously purchased and currently owned to the value of Interests currently purchased to determine the sales load rate that applies. The reduced sales load will apply only to current purchases. An investor must request the reduced sales load when making an investment.

            In addition, the sales load may be waived in certain cases with respect to purchases of Interests by certain purchasers, including: persons affiliated with the Adviser (or with its affiliates); brokers and dealers that use Interests in connection with investment products they offer or that sell
Interests to defined contribution plans for which the broker or dealer provides administration services; and certain retirement plans and deferred compensation plans. For further information, see Appendix A of the SAI. To be eligible to receive a waiver of the sales load or special sales load rate applicable under the right of accumulation, an investor must advise the Distributor or the selling broker or dealer when making an investment.

            The full amount of the sales load is reallowed by the Distributor to selling brokers and dealers. In addition, the Distributor (or one of its affiliates) may pay from its own resources additional compensation to brokers and dealers of up to 1% of the value of Interests sold by such brokers and dealers. The maximum underwriting compensation to be paid to underwriters and related persons in connect with the initial offering of Interests will not exceed 8% of the initial gross proceeds of Interests sold. Such compensation consists of the maximum sales load of 2.5% and the 1% additional compensation described above.

            Investor funds will not be accepted until the registration statement to which this prospectus relates is declared effective. All investor funds for the initial closing of the sale of Interests, and for closings of subsequent offerings, will be deposited in an escrow account maintained by PFPC, as escrow agent, at PNC Bank, Delaware, for the benefit of the investors. Funds held in the escrow account may be invested in high quality, short-term investments, and any interest earned on the funds will be paid to investors on the date Interests are issued. The full amount of an investment is payable in federal funds, which must be received by the Distributor not later than fourteen calendar days prior to the beginning of a month if payment is made by check or four business days prior to the beginning of a month if payment is sent by wire or via NSCC.

            Before an investor may invest in the Fund, the Distributor or the investor's sales representative will require a certification from the investor that it is a Qualified Investor and meets other requirements for investment, and that the investor will not transfer its Interest except in the limited circumstances permitted under the LLC Agreement. The form of investor certification that each investor will be asked to sign is contained in Appendix
A of this prospectus. An investor's certification must be received by the
Distributor, along with its payment as described above, otherwise an Investor's order will not be accepted.

            The LLC Agreement is contained in Appendix C of this prospectus.
Each new investor will agree to be bound by all of its terms by executing the investor certification form.

                                   GENERAL INFORMATION

            The Fund is registered under the Investment Company Act as a closed-end, non-diversified management investment company. The Fund was formed as a limited liability company under the laws of the State of Delaware on
October 3, 2001. The Fund's address is 498 Seventh Avenue, New York, New York
10018, and its telephone number is (212) 323-0200.

                              Financial Highlights

The following represents the ratios to average members' capital and other supplemental information for the periods indicated:

                      Year ended March 31, 2003 Period from January 2, 2002
                                     (commencement of operations)
                                                     to March 31, 2002
Total return*              2.03%**                   0.94%
Ratios to average members' capital:
Net investment loss        (1.91%)                   (2.27%)***
Expenses                   1.96%                     2.29%***
Portfolio turnover****     25%                       0%
Members' capital, end of period (000's) $40,216      $25,175

* Total return assumes a purchase of an interest in the Fund on the first day and a sale of that same interest on the last day of the period noted, after
Incentive Allocation to the Special Advisory Member, if any, and does not reflect the deduction of sales loads, if any, incurred when subscribing to the
Fund. Total returns for a period of less than a full year are not annualized.
** If the Member's measurement period for Incentive Allocation closed on March
31, 2003, total return would have been 1.97%. *** Annualized.
**** Represents the lesser of purchases or sales of investments in Investment
Funds divided by the average value of investments in Investment Funds.

                                                                    APPENDIX A

                             INVESTOR CERTIFICATION

     I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth* in excess of $1.5 million (the "Net
Worth Requirement"); (B) an irrevocable trust that meets the Net Worth
Requirement; (C) a revocable trust and each grantor of the trust meets the Net
Worth Requirement; (D) an employee benefit plan (a "Plan") that meets the Net
Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the
Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Net Worth
Requirement. I am not a charitable remainder trust.

          I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the prospectus of the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the
Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

          I am aware of the Fund's incentive allocation and limited provisions for transferability and withdrawal and have carefully read and understand the
"Incentive Allocation" and "Redemptions, Repurchases of Interests and Transfers"
provisions in the prospectus.

          I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation. I agree to notify the
Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct. I further certify that I am
NOT subject to backup withholding because either (1) I am exempt from backup withholding, (2) I have not been notified by the Internal Revenue Service
("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends,** or (3) the IRS has notified me that I am no longer subject to backup withholding. I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

          If I am the fiduciary executing this Investor Certificate on behalf of a Plan (the "Fiduciary"), I represent and warrant that I have considered the following with respect to the Plan's investment in the Fund and have determined that, in review of such considerations, the investment is consistent with the
Fiduciary's responsibilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"): (i) the fiduciary investment standards under
ERISA in the context of the Plan's particular circumstances; (ii) the permissibility of an investment in the Fund under the documents governing the
Plan and the Fiduciary; and (iii) the risks associated with an investment in the
Fund and the fact that I will be unable to redeem the investment. However, the
Fund may repurchase the investment at certain times and under certain conditions set forth in the prospectus.

          I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the
Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify OppenheimerFunds, Inc. and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

          By signing below, I hereby execute, as a Member, and agree to be bound by the terms of the Fund's Limited Liability Company Agreement (the
"Agreement"), including its Power of Attorney provisions, a form of which is set forth in Appendix A to the prospectus. I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

* As used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining
"net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.
** The Investor must cross out item (2) if it has been notified by the IRS that it is currently subject to backup withholding because it has failed to report all interest and dividends on its tax return.

                                                                  APPENDIX B

                            CERTIFICATE OF AMENDMENT

                                       OF

                   OPPENHEIMER TREMONT MARKET NEUTRAL FUND LLC

      1. The name of the limited liability company is Oppenheimer Tremont Market
Neutral Fund LLC.

      2. The Certificate of Formation of the limited liability company is hereby amended as follows:

a. The definition of Allocation Period in Article I is deleted and replaced with the following:

                                    Article I
                                   Definitions

Allocation Period                 With respect to each Member, the
                                  period commencing as of the date
                                  of admission of such Member to
                                  the Fund, and thereafter each
                                  period commencing as of the day
                                  following the last day of the
                                  preceding Allocation Period with
                                  respect to such Member, and
                                  ending at the close of business
                                  on the first to occur of the
                                  following:

                                  (1) the last day of a Calendar Year;

                                  (2) the day as of which the Fund repurchases
                                  the Interest (or any portion of the Interest)
                                  of
                                  such Member;

                                  (3) the day as of which the Fund admits as a
                                  substituted Member a person to whom the
                                  Interest of such Member has been Transferred
                                  (unless there is no change of beneficial
                                  ownership); and

                                  (4) the day as of which the Adviser's status
                                  as the Special Advisory Member (or the status
                                  as Special Advisory Member of an Affiliate of
                                  the Adviser) is terminated pursuant to Section
                                  4.1.

b. Section 5.4 is deleted and replace with the following:

   5.4       Allocation of Net Profit and Net Loss; Allocation of Offering
   Costs

      As of the last day of each Allocation Period, any Net Profit or Net Loss for the Allocation Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Allocation Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective
Investment Percentages for such Allocation Period.

c. Section 5.5 is deleted and replace with the following:

5.5   Allocation of Certain Expenditures

      Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, to the extent determined by the Board of Managers to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments.
Such charges shall be debited from the Capital Accounts of such Members as of the close of the Allocation Period during which any such items were paid or accrued by the Fund.

      3. This Certificate of Amendment shall be effective on May 21, 2003

      IN WITNESS WHEREOF, the undersigned has executed this Certificate of
Amendment of this __21st_ day of May, 2003

                                            /s/Katherine P. Feld
                                            ---------------------
                                            Katherine P. Feld
                                            Assistant Secretary

                 OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC

                     (A Delaware Limited Liability Company)

                     ------------------------------------

                       LIMITED LIABILITY COMPANY AGREEMENT

                          Dated as of November 19, 2001

                     ------------------------------------

                               498 Seventh Avenue
                               New York, NY 10018
                                 (212) 323-0200

                                                                            Page

Article I DEFINITIONS........................................................1
Article II ORGANIZATION; ADMISSION OF MEMBERS...............................10
   2.1                  Formation of Limited Liability Company      10
   2.2      Name  10
   2.3      Principal and Registered Office 10
   2.4      Duration    11
   2.5      Business of the Fund    11
   2.6      Board of Managers 11
   2.7      Members     12
   2.8      Special Advisory Member 12
   2.9      Organizational Member   13
   2.10     Both Managers and Members     13
   2.11     Limited Liability 13
Article III MANAGEMENT......................................................13
   3.1      Management and Control  13
   3.2      Actions by the Board of Managers    14
   3.3      Meetings of Members     14
   3.4      Custody of Assets of the Fund 15
   3.5      Other Activities of Members and Managers  15
   3.6      Duty of Care      16
   3.7      Indemnification   16
   3.8      Fees, Expenses and Reimbursement    18
Article IV TERMINATION OF STATUS OF ADVISER AND MANAGERS, TRANSFERS AND
REPURCHASES.................................................................19
   4.1      Termination of Status of the Adviser      19
   4.2      Termination of Status of a Manager  19
   4.3      Removal of the Managers 20
   4.4      Transfer of Interests of Members    20
   4.5      Transfer of Interests of Special Advisory Member      21
   4.6      Repurchase of Interests 21
Article V CAPITAL...........................................................24
   5.1      Contributions to Capital      24
   5.2      Rights of Members to Capital  24
   5.3      Capital Accounts  24
   5.4      Allocation of Net Profit and Net Loss; Allocation of Offering
   Costs  25
   5.5      Allocation of Certain Expenditures  25
   5.6      Reserves    25
   5.7      Incentive Allocation    26
   5.8      Tax Allocations   27
   5.9      Distributions     28
   5.10     Withholding 28
Article VI DISSOLUTION AND LIQUIDATION......................................29
   6.1      Dissolution 29
   6.2      Liquidation of Assets   30
Article VII ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS....................31
   7.1      Accounting and Reports  31
   7.2      Determinations by the Board of Managers   31
   7.3      Valuation of Assets     31
Article VIII MISCELLANEOUS PROVISIONS.......................................32
   8.1      Amendment of Limited Liability Company Agreement      32
   8.2      Special Power of Attorney     33
   8.3      Notices     34
   8.4      Agreement Binding Upon Successors and Assigns   34
   8.5      Applicability of 1940 Act and Form N-2    35
   8.6      Choice of Law     35
   8.7      Not for Benefit of Creditors  35
   8.8      Consents    35
   8.9      Merger and Consolidation      35
   8.10     Pronouns    36
   8.11     Confidentiality   36
   8.12     Certification of Non-Foreign Status 36
   8.13     Severability      36
   8.14     Filing of Returns 37
   8.15     Tax Matters Partner     37
   8.16     Section 754 Election    38
   8.17     Use of Names "Oppenheimer" and "Tremont"  38

                 OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
                       LIMITED LIABILITY COMPANY AGREEMENT

            THIS LIMITED LIABILITY COMPANY AGREEMENT of Oppenheimer Tremont
Market Neutral Fund, LLC (the "Fund") is dated as of November 19, 2001 by and among Ronald J. Abdow, John V. Murphy and Peter I. Wold as the Managers,
OppenheimerFunds, Inc. as the Adviser and Organizational Member, Tremont
Partners, Inc., as the company designated by the Advisor as the Special
Advisory Member, and those persons hereinafter admitted as Members.

            WHEREAS, the Fund has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial
Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on October 3, 2001;

            NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                                    ARTICLE I

                                   DEFINITIONS

            For purposes of this Agreement:

Administrator                  The person who
                               provides
                               administrative
                               services to the
                               Fund pursuant to
                               an
                               administrative
                               services
                               agreement.

Adviser                           OppenheimerFunds, Inc., a
                                  corporation organized under
                                  Colorado law, or any person who
                                  may hereafter serve as the
                                  investment adviser to the Fund
                                  pursuant to an Investment
                                  Advisory Agreement.

Advisers                          Act The Investment Advisers Act of 1940 and
                                  the rules, regulations and orders thereunder,
                                  as amended from time to time, or any successor
                                  law.

Affiliate                         An affiliated person of a person as such term
                                  is defined in the 1940 Act.

Agreement                         This Limited Liability Company Agreement, as
                                  amended from time to time.

Allocation                        Change With respect to each Member for each
                                  Allocation Period, the difference between:

                                  (1)   the sum of (a) the balance of such
                                        Member's Capital Account as of the close
                                        of the Allocation Period (after giving
                                        effect to all allocations to be made to
                                        such Member's Capital Account as of such
                                        date other than any Incentive Allocation
                                        to be debited against such Member's
                                        Capital Account), plus (b) any debits to
                                        such Member's Capital Account during the
                                        Allocation Period to reflect any actual
                                        or deemed distributions or repurchases
                                        with respect to such Member's Interest,
                                        plus (e) any debits to such Member's
                                        Capital Account during the Allocation
                                        Period to reflect any items allocable to
                                        such Member's Capital Account pursuant
                                        to Section 5.5 hereof; and

                                  (2)   the sum of (a) the balance of such
                                        Member's Capital Account as of the
                                        commencement of the Allocation Period,
                                        plus (b) any credits to such Member's
                                        Capital Account during the Allocation
                                        Period to reflect any contributions made
                                        by such Member to the capital of the
                                        Fund.

                                  If the amount specified in clause (1) exceeds
                                  the amount specified in clause (2), such
                                  difference shall be a Positive Allocation
                                  Change, and if the amount specified in clause
                                  (2) exceeds the amount specified in clause
                                  (1), such difference shall be a Negative
                                  Allocation Change.

Allocation Period                 With respect to each Member, the
                                  period commencing as of the date
                                  of admission of such Member to
                                  the Fund, and thereafter each
                                  period commencing as of the day
                                  following the last day of the
                                  preceding Allocation Period with
                                  respect to such Member, and
                                  ending at the close of business
                                  on the first to occur of the
                                  following:

                                  (1) the last day of a Fiscal Year;

                                  (2) the day as of which the Fund repurchases
                                  the Interest (or any portion of the Interest)
                                  of
                                  such Member;

                                  (3) the day as of which the Fund admits as a
                                  substituted Member a person to whom the
                                  Interest of such Member has been Transferred
                                  (unless there is no change of beneficial
                                  ownership); and

                                  (4) the day as of which the Adviser's status
                                  as the Special Advisory Member (or the status
                                  as Special Advisory Member of an Affiliate of
                                  the Adviser) is terminated pursuant to Section
                                  4.1.

Board                             of Managers The Board of Managers established
                                  pursuant to Section 2.6.

Capital                           Account With respect to each Member, the
                                  capital account established and maintained on
                                  behalf of each Member pursuant to Section 5.3.

Certificate                       The Certificate of Formation of the Fund and
                                  any amendments thereto as filed with the
                                  office of the Secretary of State of the State
                                  of Delaware.

Closing                           Date The first date on or as of which a person
                                  other than an Organizational Member is
                                  admitted to the Fund as a Member.

Code                              The United States Internal Revenue Code of
                                  1986, as amended, and as hereafter amended
                                  from time to time, or any successor law.

Delaware                          Act The Delaware Limited Liability Company Act
                                  as in effect on the date hereof and as amended
                                  from time to time, or any successor law.

Fiscal Period                     The period commencing on the
                                  Closing Date, and thereafter each
                                  period commencing on the day
                                  immediately following the last
                                  day of the preceding Fiscal
                                  Period, and ending at the close
                                  of business on the first to occur
                                  of the following dates:

                                  (1)   the last day of a Fiscal Year;

                                  (2)   the last day of a Taxable Year;

                                  (3)   the day preceding any day as of which a
                                        contribution to the capital of the Fund
                                        is made pursuant to Section 5.1; or

                                  (4)   any day on which the Fund repurchases
                                        any Interest or portion of an Interest
                                        of any Member;

                                  (5)   any day (other than one specified in
                                        clause (2) above) as of which this
                                        Agreement provides for any amount to be
                                        credited to or debited against the
                                        Capital Account of any Member, other
                                        than an amount to be credited to or
                                        debited against the Capital Accounts of
                                        all Members in accordance with their
                                        respective Investment Percentages.

Fiscal Year                       The period commencing on the
                                  Closing Date and ending on March
                                  31, 2002, and thereafter each
                                  period commencing on April 1 of
                                  each year and ending on March 31
                                  of each year (or on the date of a
                                  final distribution pursuant to
                                  Section 6.2 hereof), unless and
                                  until the Board of Managers shall
                                  elect another fiscal year for the
                                  Fund.

Form                              N-2 The Fund's Registration Statement on Form
                                  N-2 filed with the Securities and Exchange
                                  Commission, as amended from time to time.

Fund                              The limited liability company governed hereby,
                                  as such limited liability company may from
                                  time to time be constituted.

Distributor                       OppenheimerFunds Distributor,
                                  Inc., a Colorado corporation, or
                                  any person who may hereafter
                                  serve as the distributor of
                                  Interests pursuant to a general
                                  distributor's agreement with the
                                  Fund.

Incentive Allocation              With respect to each Member, 5%
                                  of the amount, determined as of
                                  the close of each Allocation
                                  Period with respect to such
                                  Member, by which such Member's
                                  Positive Allocation Change for
                                  such Allocation Period, if any,
                                  exceeds both: (1) the Preferred
                                  Return; and (2) the amount of any
                                  positive balance in such Member's
                                  Loss Recovery Account.

Independent                       Managers Those Managers who are not
                                  "interested persons" of the Fund as such term
                                  is defined by the 1940 Act.

Initial Manager                   John V. Murphy, the person who
                                  directed the formation of the
                                  Fund and served as the sole
                                  initial Manager.

Interest                          The entire ownership interest in
                                  the Fund at any particular time
                                  of a Member or other person to
                                  whom an Interest of a Member or
                                  portion thereof has been
                                  transferred pursuant to Section
                                  4.4 hereof, including the rights
                                  and obligations of such Member or
                                  other person under this Agreement
                                  and the Delaware Act.

Investment Advisory               A separate written agreement
Agreement                         entered into by the Fund pursuant
                                  to which the Adviser provides
                                  investment advisory services to
                                  the Fund.

Investment Manager                Tremont Partners, Inc., a
                                  Delaware corporation, or any person who may
                                  hereinafter serve as the investment manager of
                                  the Fund.

Investment Percentage             A percentage established for each
                                  Member on the Fund's books as of
                                  the first day of each Fiscal
                                  Period.  The Investment
                                  Percentage of a Member for a
                                  Fiscal Period shall be determined
                                  by dividing the balance of the
                                  Member's Capital Account as of
                                  the commencement of such Fiscal
                                  Period by the sum of the Capital
                                  Accounts of all of the Members as
                                  of the commencement of such
                                  Fiscal Period.  The sum of the
                                  Investment Percentages of all
                                  Members for each Fiscal Period
                                  shall equal 100%.

Loss Recovery Account             A memorandum account to be
                                  recorded in the books and records
                                  of the Fund with respect to each
                                  Member, which shall have an
                                  initial balance of zero and which
                                  shall be adjusted as follows:

                                  (1)   As of the first day after the close of
                                        each Allocation Period for such Member,
                                        the balance of the Loss Recovery Account
                                        shall be increased by the amount, if
                                        any, of such Member's Negative
                                        Allocation Change for such Allocation
                                        Period and shall be reduced (but not
                                        below zero) by the amount, if any, of
                                        such Member's Positive Allocation Change
                                        for such Allocation Period.

                                  (2)   The balance of the Loss Recovery Account
                                        shall be reduced (but not below zero) as
                                        of the first day following each date as
                                        of which the Capital Account balance of
                                        any Member is reduced as a result of
                                        repurchase or Transfer with respect to
                                        such Member's Interest by an amount
                                        determined by multiplying (a) such
                                        positive balance by (b) a fraction, (i)
                                        the numerator of which is equal to the
                                        amount of the repurchase or transfer,
                                        and (ii) the denominator of which is
                                        equal to the balance of such Member's
                                        Capital Account immediately before
                                        giving effect to such repurchase or
                                        Transfer.

                                  No transferee of any Interest shall succeed to
                                  any Loss Recovery Account balance or portion
                                  thereof attributable to the transferor unless
                                  the Transfer by which such transferee received
                                  such Interest did not involve a change of
                                  beneficial ownership.

Manager                           An individual designated as a manager of the
                                  Fund pursuant to the provisions of Section 2.6
                                  of the Agreement and who serves on the Board
                                  of Managers of the Fund.

Member                            Any person who shall have been
                                  admitted to the Fund as a member
                                  (including any Manager in such
                                  person's capacity as a member of
                                  the Fund but excluding any
                                  Manager in such person's capacity
                                  as a Manager of the Fund) until
                                  the Fund repurchases the entire
                                  Interest of such person pursuant
                                  to Section 4.6 hereof or a
                                  substituted member or members are
                                  admitted with respect to any such
                                  person's entire Interest as a
                                  member pursuant to Section 4.4
                                  hereof; such term includes the
                                  Adviser or an Affiliate of the
                                  Adviser to the extent the Adviser
                                  (or such Affiliate) makes a
                                  capital contribution to the Fund
                                  and shall have been admitted to
                                  the Fund as a member, but shall
                                  not include the Special Advisory
                                  Member in its capacity as such.

Negative Allocation               The meaning given such term in
Change                            the definition of Allocation Change.

Net Assets                        The total value of all assets of
                                  the Fund, less an amount equal to
                                  all accrued debts, liabilities
                                  and obligations of the Fund,
                                  calculated before giving effect
                                  to any repurchases of Interests.

Net Profit or Net                 The amount by which the Net
Loss                              Assets as of the close of
                                  business on the last day of a Fiscal Period
                                  exceed (in the case of Net Profit) or are less
                                  than (in the case of Net Loss) the Net Assets
                                  as of the commencement of the same Fiscal
                                  Period (or, with respect to the initial Fiscal
                                  Period of the Fund, as of the close of
                                  business on the Closing Date), such amount to
                                  be adjusted to exclude any items to be
                                  allocated among the Capital Accounts of the
                                  Members on a basis that is not in accordance
                                  with the respective Investment Percentages of
                                  all Members as of the commencement of such
                                  Fiscal Period pursuant to Sections 5.5 and 5.6
                                  hereof.

1940 Act                          The Investment Company Act of
                                  1940 and the rules, regulations
                                  and orders thereunder, as amended
                                  from time to time, or any
                                  successor law.

Organizational                    Member The Adviser and any Affiliate of the
                                  Adviser that contributes initial capital to
                                  the fund prior to the Closing Date.

Portfolio                         Funds Investment funds in which the Fund's
                                  assets are invested.

Portfolio Managers                The organizations that manage and
                                  direct the investment activities
                                  of Portfolio Funds or are
                                  retained to manage and invest
                                  designated portions of the Fund's
                                  assets.

Positive Allocation               The meaning given such term in
Change                            the definition of Allocation Change.

Preferred Return                  The Preferred Return is an amount
                                  determined by applying an annual
                                  percentage rate equal to the
                                  2-year Treasury constant maturity
                                  rate to the capital account
                                  balance of a Member as of the
                                  beginning of each fiscal period
                                  within the applicable Allocation
                                  Period.  The 2-year Treasury
                                  constant maturity rate used for
                                  this purpose will be established
                                  at the beginning of each calendar
                                  year and will be such rate as is
                                  reported by the Board of
                                  Governors of the Federal Reserve
                                  System as of the last business
                                  day of the prior calendar year.

Securities                        Securities (including, without
                                  limitation, equities, debt
                                  obligations, options, and other
                                  "securities" as that term is
                                  defined in Section 2(a)(36) of
                                  the 1940 Act) and any contracts
                                  for forward or future delivery of
                                  any security, debt obligation or
                                  currency, or commodity, all types
                                  of derivative instruments and
                                  financial instruments and any
                                  contracts based on any index or
                                  group of securities, debt
                                  obligations or currencies, or
                                  commodities, and any options
                                  thereon.

Special Advisory                  A capital account established and
Account                           maintained on behalf of the
                                  Special Advisory Member pursuant to Section
                                  5.3 hereof solely for the purpose of receiving
                                  the Incentive Allocation.

Special Advisory                  The Adviser in its capacity as
Member                            the investment adviser to the
                                  Fund, or an Affiliate of the Adviser that the
                                  Adviser designates to serve as Special
                                  Advisory Member.

Transfer                          The assignment, transfer, sale,
                                  encumbrance, pledge or other
                                  disposition of all or any portion
                                  of an Interest, including any
                                  right to receive any allocations
                                  and distributions attributable to
                                  an Interest.

Valuation Date                    The date as of which the Fund
                                  values an Interest for purposes
                                  of determining the price at which
                                  the Interest is to be purchased
                                  by the Fund pursuant to an offer
                                  made by the Fund pursuant to
                                  Section 4.6 hereof.

                                     ARTICLE II

                       ORGANIZATION; ADMISSION OF MEMBERS

2.1   Formation of Limited Liability Company

            The Fund has been formed as a limited liability company at the direction of the Initial Manager who authorized the filing of the Certificate, which actions are hereby ratified by the execution of this Agreement. The Board of Managers shall execute and file in accordance with the Delaware Act any amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

2.2         Name

            The name of the Fund shall be "Oppenheimer Tremont Market Neutral
Fund, LLC" or such other name as the Board of Managers may hereafter adopt upon
(i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

2.3   Principal and Registered Office

            The Fund shall have its principal office at 498 Seventh Avenue, New
York, New York 10018, or at such other place designated from time to time by the
Board of Managers.

            The Fund shall have its registered office in Delaware at 615 South
DuPont Highway, Dover, Delaware 19901, and shall have National Corporate
Research, Ltd. as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board of Managers.

2.4    Duration

            The term of the Fund commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Fund is dissolved pursuant to Section 6.1 hereof.

2.5   Business of the Fund

      (a) The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, and to engage in any financial or derivative transactions relating thereto or otherwise. The Fund may execute, deliver and perform all contracts, agreements, subscription documents and other undertakings and engage in all activities and transactions as may in the opinion of the Board of Managers be necessary or advisable to carry out its objective or business.

(b) The Fund shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board of Managers and in accordance with the 1940 Act.

2.6   Board of Managers

      (a) Prior to the Closing Date, the Initial Manager may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as Managers on the Board of Managers, subject to the election of such persons prior to the Closing Date by the Organizational Member. By signing this
Agreement or signing an investor application or certification in connection with the purchase of an Interest, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated.
After the Closing Date, the Board of Managers may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section 3.3 hereof with respect to the election of Managers to the Board of Managers by Members, designate any person who shall agree to be bound by all of the terms of this
Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of the Fund. The number of Managers shall be fixed from time to time by the Board of Managers.

      (b) Each Manager shall serve on the Board of Managers for the duration of the term of the Fund, unless his or her status as a Manager shall be sooner terminated pursuant to Section 4.2 hereof. In the event of any vacancy in the position of Manager, the remaining Managers may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the
Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board of Managers.

      (c) In the event that no Manager remains to continue the business of the
Fund, the Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of the
Fund and, if the business shall be continued, of electing the required number of
Managers to the Board of Managers. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of
Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then the Fund shall be dissolved pursuant to
Section 6.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 6.2 hereof.

2.7         Members

            The Fund may offer Interests for purchase by investors in such manner and at such times as may be determined by the Board of Managers. All subscriptions for Interests are subject to the receipt by the Fund or its custodian of cleared funds on or before the acceptance date for such subscriptions in the full amount of the subscription. Subject to the foregoing, a person may be admitted to the Fund as a Member subject to the condition that such person shall execute an appropriate signature page of this Agreement or an investor application or certification form pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board of
Managers may in its sole discretion reject any subscription for an Interest. The
Board of Managers may, in its sole discretion, suspend the offering of the
Interests at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member.

2.8   Special Advisory Member

            Upon signing this Agreement, the Adviser (or an affiliated company that it designates to be the Special Advisory Member) shall be admitted to the
Fund as the Special Advisory Member, subject to due approval, in accordance with the requirements of the 1940 Act, of the Investment Advisory Agreement. The
interest in the Fund of the Special Advisory Member shall be non-voting and shall have no participation in the net profit or net loss of the Fund other than as a result of the Incentive Allocation. If at any time the Investment Advisory
Agreement between the Fund and the person then serving as Adviser terminates, the Board of Managers shall admit as a substitute Special Advisory Member, upon its signing this Agreement, such person as may be retained by the Fund to provide investment advisory services pursuant to an Investment Advisory
Agreement (or an affiliated person of such person that it designates to be the
Special Advisory Member), subject to the due approval of the Investment Advisory
Agreement with such person in accordance with the requirements of the 1940 Act.

2.9   Organizational Member

            The initial contribution of capital to the Fund by the
Organizational Member shall be represented by an Interest, which Interest shall have the same rights as other Interests held by Members.

2.10  Both Managers and Members

            A Member may at the same time be a Manager and a Member, or a
Special Advisory Member and Member, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

2.11  Limited Liability

            Except as provided under applicable law, a Member and the Special
Advisory Member shall not be liable for the Fund's debts, obligations and liabilities in any amount in excess of the capital account balance of such
Member, plus such Member's share of undistributed profits and assets. Except as provided under applicable law, a Manager shall not be liable for the Fund's debts, obligations and liabilities.

                                   ARTICLE III

                                   MANAGEMENT

3.1   Management and Control

      (a) Management and control of the business of the Fund shall be vested in the Board of Managers, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Fund and their duties hereunder. No
Manager shall have the authority individually to act on behalf of or to bind the
Fund except within the scope of such Manager's authority as delegated by the
Board of Managers. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each
Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end management investment company registered under the 1940
Act that is organized as a Delaware corporation who is not an "interested person" of such company, as such term is defined by the 1940 Act. During any period in which the Fund shall have no Managers, the Adviser shall continue to serve as the Adviser to the Fund and shall have the authority to manage the business and affairs of the Fund.

      (b) Members shall have no right to participate in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

      (c) The Board of Managers may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Managers to the extent permissible under applicable law, and may appoint persons to serve as officers of the Fund, with such titles and authority as may be determined by the
Board of Managers consistent with applicable law.

3.2   Actions by the Board of Managers

      (a) Unless provided otherwise in this Agreement, the Board of Managers shall act only: (i) by the affirmative vote of a majority of the Managers
(including the vote of a majority of the Independent Managers if required by the
1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in person attendance is not required by the
1940 Act, by telephone) or (ii) by unanimous written consent of all of the
Managers without a meeting, if permissible under the 1940 Act.

      (b) The Board of Managers may designate from time to time a Principal
Manager who shall preside at all meetings of the Board of Managers. Meetings of the Board of Managers may be called by the Principal Manager or by any two
Managers, and may be held on such date and at such time and place as the Board of Managers shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

3.3   Meetings of Members

(a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the
Members may be called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Managers shall determine. The Board of Managers shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i)
those candidates receiving a plurality of the votes cast at any meeting of
Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

      (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Investment Percentage as of the record date for such meeting. The Board of Managers shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each
Member and the number of votes that each Member will be entitled to cast at the meeting.

      (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the
Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by
Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

3.4   Custody of Assets of the Fund

The physical possession of all funds, Securities or other properties of the Fund shall at all times, be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940
Act and the rules thereunder.

3.5       Other Activities of Members and Managers

      (a) The Managers shall not be required to devote all of their time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

      (b) Any Member or Manager, and any Affiliate of any Member or Manager, may
engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to such activities of any other Member or Manager, or any profits derived therefrom.

3.6   Duty of Care

      (a) Neither a Manager, the Adviser nor the Investment Manager shall be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of their services pursuant to any agreement, including this Agreement, between a Manager, the Adviser or the
Investment Manager and the Fund for the provision of services to the Fund unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of the
Manager, the Adviser or the Investment Manager, as applicable, constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the performance of their services to the Fund.

      (b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Fund, any Member or third parties only as provided under the
Delaware Act.

3.7   Indemnification

      (a) To the fullest extent permitted by law, the Fund shall, subject to
Section 3.7(b) hereof, indemnify each Manager (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

      (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof;
provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

      (c) As to the disposition of any action, suit, investigation or proceeding
(whether by a compromise payment, pursuant to a consent decree or otherwise)
without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section
3.7(a) hereof if (i) approved as in the best interests of the Fund by a majority of the Managers (excluding any Manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts
(as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or
(ii) the Board of Managers secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Fund or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

      (d) Any indemnification or advancement of expenses made pursuant to this
Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and (ii) in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Fund shall be entitled to recover such expenses upon a final adjudication that, the Manager or other person claiming a right to indemnification under this Section 3.7 has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Fund (or any
Member acting derivatively or otherwise on behalf of the Fund or its Members).

      (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which such indemnitee may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

      (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Manager or other person.

3.8   Fees, Expenses and Reimbursement

      (a)   The Adviser and its Affiliates shall be entitled to receive such fees for services provided to the Fund as may be agreed to by the
            Adviser (or its Affiliate) and the Fund pursuant to the Investment
            Advisory Agreement or other applicable agreement relating to such services.

      (b)   The Board of Managers may cause the Fund to compensate each Manager who is not an officer or employee of the Adviser (or of any
            Affiliate of the Adviser) for his or her services as such, and such
            Manager shall be reimbursed by the Fund for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement.

      (c)   The Fund shall bear all costs and expenses incurred in its business and operations, other than those specifically required to be borne by the Adviser pursuant to the Investment Advisory Agreement. Costs and expenses to be borne by the Fund include, but are not limited to, the following:

      (1)   all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in
            Portfolio Funds;

      (2)   all costs and expenses associated with the operation and
            registration of the Fund, offering costs and the costs of compliance with applicable Federal and state laws;

      (3)   all costs and expenses associated with the organization and operation of separate investment funds managed by Portfolio Managers retained by the Fund;

      (4)   the costs and expenses of holding meetings of the Board and any meetings of Members, including costs associated with the preparation and dissemination of proxy materials;

      (6)   the fees and disbursements of Fund counsel, legal counsel to the
            Independent Managers, independent accountants for the Fund and other consultants and professionals engaged on behalf of the Fund;

(7)         the Management Fee payable to the Adviser pursuant to the Investment
            Advisory Agreement;

(8)         the fees payable to custodians and other persons providing administrative services to the Fund;

      (9)   the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board;

      (10)  all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members; and

      (11)  such other types of expenses as may be approved from time to time by the Board of Managers.

      The Adviser shall be entitled to reimbursement from the Fund for any of the above costs and expenses that it pays on behalf of the Fund.

      (d) Subject to procuring any required regulatory approvals, from time to time the Fund may, alone or in conjunction with other registered or unregistered investment funds or other accounts for which the Adviser, or any Affiliate of the Adviser, acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board of Managers shall determine.

                                   ARTICLE IV

                TERMINATION OF STATUS OF ADVISER AND MANAGERS,
                            TRANSFERS AND REPURCHASES

4.1   Termination of Status of the Adviser

      The status of the Adviser (or an affiliated company that it has designated to serve as the Special Advisory Member) as the Special Advisory Member shall terminate if the Investment Advisory Agreement with the Adviser terminates and the Fund does not enter into a new Investment Advisory Agreement with the
Adviser, effective as of the date of such termination.

4.2   Termination of Status of a Manager

      The status of a Manager shall terminate if the Manager (i) shall die; (ii)
shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager
(upon not less than 90 days' prior written notice to the other Managers); (iv)
shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of the
Fund under the Delaware Act.

4.3   Removal of the Managers

      Any Manager may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Managers not subject to the removal vote or (b)
the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

4.4   Transfer of Interests of Members

      (a) An Interest of a Member may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or incompetency of such Member or (ii) with the written consent of the Board of
Managers (which may be withheld in its sole discretion); provided, however, that the Board of Managers may not consent to any Transfer other than a Transfer (i)
in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain Transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the Member's immediate family
(brothers, sisters, spouse, parents and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a
Transfer to which the Board of Managers may consent pursuant to the following sentence. The Board of Managers may consent to other pledges, transfers, or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such pledge, transfer, or assignment, the Board of Managers shall consult with counsel to the
Fund to ensure that such pledge, transfer, or assignment will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board of Managers which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this
Section 4.4 shall be void.

      (b) The Board of Managers may not consent to a Transfer of an Interest or a portion thereof of a Member unless: (i) the person to whom the Interest is
Transferred (or each of the person's beneficial owners if such a person is a
"private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board of Managers believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto; and (ii) the entire Interest of the Member is
Transferred to a single transferee or, after the Transfer of a portion of an
Interest, the balance of the Capital Account of each of the transferee and transferor is not less than $50,000. Any transferee that acquires an Interest by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Interest so acquired and to
Transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers an Interest with the approval of the Board of Managers, the Board of Managers shall promptly take all necessary actions so that the transferee to whom such Interest is transferred is admitted to the Fund as a Member. Each Member effecting a Transfer and its transferee agree to pay all expenses, including attorneys' and accountants'
fees, incurred by the Fund in connection with such Transfer.

      (c) Each Member shall indemnify and hold harmless the Fund, the Managers, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

4.5   Transfer of Interests of Special Advisory Member

      (a) The Adviser (or an affiliated company that it has designated as the
Special Advisory Member) may not Transfer its Interest as the Special Advisory
Member, except to an Affiliate of the Adviser. Any such Transfer shall be subject to approval by the Board of Managers.

4.6   Repurchase of Interests

      (a) Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Fund for repurchase that Interest or portion thereof. The Board of Managers from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Fund to repurchase Interests or portions thereof pursuant to written tenders. However, the Fund shall not offer to repurchase Interests on more than two occasions during any one Fiscal Year unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Fund or the
Members. In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board of Managers shall consider the recommendation of the Adviser, and shall also consider the following factors, among others:

(1) whether any Members have requested to tender Interests or portions thereof to the Fund;

(2) the liquidity of the Fund's assets;

(3) the investment plans and working capital requirements of the Fund;

(4) the relative economies of scale with respect to the size of the Fund;

(5) the history of the Fund in repurchasing Interests or portions

(6) thereof;the economic condition of the securities markets; and

(7) the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

      The Board of Managers shall cause the Fund to repurchase Interests or portions thereof pursuant to written tenders only on terms determined by the
Board of Managers to be fair to the Fund and to all Members (including persons holding Interests acquired from Members), as applicable.

      (b) A Member who tenders for repurchase only a portion of the Member's
Interest will be required to maintain a capital account balance equal to $50,000 net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member as of the Valuation Date with respect to the portion of the Interest repurchased. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from the Member so that the required minimum balance is maintained.

      (c) The Adviser (or an affiliated company that it has designated as the
Special Advisory Member) may tender any Interest or a portion thereof that it holds as a Member under Section 4.6(a) hereof.

      (d) The Adviser (or an affiliated company that it has designated as the
Special Advisory Member) may withdraw any Incentive Allocation credited to the
Special Advisory Account at any time following the date on which the Incentive
Allocation is made.

(e) The Board of Managers may cause the Fund to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member in the event that the Board of Managers determines or has reason to believe that:

(1) such an Interest or portion thereof has been transferred in violation of
Section 4.4 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or incompetency of a Member;

(2) ownership of such an Interest by a Member or other person will cause the
Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities laws of the United States or any other relevant jurisdiction;

(3) continued ownership of such an Interest may be harmful or injurious to the business or reputation of the Fund, the Managers or the Adviser, or may subject the Fund or any of the Members to an undue risk of adverse tax or other fiscal consequences;

            (4) such Member's continued participation in the Fund may cause the
Fund to be classified as a "publicly traded partnership" within the meaning of
Section 7704 of the Code and the Treasury Regulations thereunder;

            (5) any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

            (6) it would be in the best interests of the Fund, as determined by the Board of Managers in its sole discretion, for the Fund to repurchase such an
Interest or portion thereof.

      (f) Repurchases of Interests or portions thereof by the Fund shall be payable promptly after the date of each such repurchase or, in the case of an offer by the Fund to repurchase Interests, promptly after the expiration date of such repurchase offer in accordance with the terms of such offer. Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Managers, of the estimated unaudited net asset value of the Interest (or portion thereof) repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment");
and, if determined to be appropriate by the Board of Managers or if the Initial
Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interest (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment.
Notwithstanding anything in the foregoing to the contrary, the Board of
Managers, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash)
having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase or, if the
Fund has requested withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of Interests, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such
Portfolio Funds.

      (g) Subject to the approval of the Board of Managers and compliance with the 1940 Act, the Fund may impose a redemption fee in connection with repurchases of Interests, including a fee applicable to repurchases of Interests
(or portions thereof) effected prior to expiration of a specified period subsequent to a Member's admission to the Fund.

      (h) A Member may at any time submit to the Fund a written request that the
Fund repurchase the entire Interest of such Member, as contemplated by Section
6.1(3) hereof. Any such request shall be sent to the Fund by registered or certified mail, return receipt requested, and shall be deemed valid only if the
Member has received a letter from the Fund acknowledging its receipt of the request. The Fund shall send such letter to the Member promptly upon its receipt of the Member's request.

                                    ARTICLE V

                                     CAPITAL

5.1   Contributions to Capital

      (a) The minimum initial contribution of each Member to the capital of the
Fund shall be such amount as the Board of Managers, in its discretion, may determine from time to time. The amount of the initial contribution of each
Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Managers shall not be entitled to make contributions of capital to the Fund as Managers of the Fund, but may make contributions to the capital of the Fund as Members. The Adviser may make contributions to the capital of the Fund as a Member.

      (b) Members may make additional contributions to the capital of the Fund effective as of such times as the Board of Managers, in its discretion, may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Fund except to the extent provided in Section 5.6 hereof. The minimum initial capital contribution of a
Member to the capital of the Fund shall be such amount as the Board of Managers, in its sole discretion, may determine from time to time.

      (c) Initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash, payable in readily available funds at the date of the proposed acceptance of the contribution.

5.2   Rights of Members to Capital

      No Member shall be entitled to interest on any contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such
Member's Interest pursuant to Section 4.6 hereof, (ii) pursuant to the provisions of Section 5.6 (c) hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 6.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the
Fund's property or to compel any sale or appraisal of the Fund's assets.

5.3   Capital Accounts

      (a) The Fund shall maintain a separate Capital Account for each Member.

      (b) Each Member's Capital Account shall have an initial balance equal to the amount of cash constituting such Member's initial contribution to the capital of the Fund.

      (c) Each Member's Capital Account shall be increased by the sum of (i) the amount of cash constituting additional contributions by such Member to the capital of the Fund permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 5.4 through 5.6 hereof.

      (d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 4.6, 5.9 or 6.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under Section 752 of the
Code), plus (ii) any amounts debited against such Capital Account pursuant to
Sections 5.4 through 5.7 hereof.

      (e) The Fund shall maintain a Special Advisory Account for the Adviser (or an affiliated company that it has designated to be the Special Advisory Member)
in its capacity as Special Advisory Member solely for purposes of receiving the
Incentive Allocation pursuant to Section 5.7 hereof. The Special Advisory
Account shall have an initial balance of zero.

5.4   Allocation of Net Profit and Net Loss; Allocation of Offering Costs

      As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal
Period shall be allocated among and credited to or debited against the Capital
Accounts of the Members in accordance with their respective Investment
Percentages for such Fiscal Period.

5.5   Allocation of Certain Expenditures

      Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, to the extent determined by the Board of Managers to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments.
Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

5.6   Reserves

      (a) Appropriate reserves may be created, accrued and charged against Net
Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Adviser or the Board of Managers, such reserves to be in the amounts that the Board of Managers, in its sole discretion, deems necessary or appropriate. The Board of Managers may increase or reduce any such reserves from time to time by such amounts as the Board of Managers, in its sole discretion, deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, shall be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, as the case may be;
provided, however, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease shall instead be charged or credited to those parties who were
Members at the time, as determined by the Board of Managers, in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their
Capital Accounts at that time.

      (b) If at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions or repurchases of
Interests or portions thereof) and such amount exceeds the lesser of $500,000 or
1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were
Members during such prior Fiscal Period or Periods.

      (c) If any amount is required by paragraph (a) or (b) of this Section 5.6 to be charged or credited to a party who is no longer a Member, such amount shall be paid by or to such party, as the case may be, in cash, with interest from the date on which the Board of Managers determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that (i) in no event shall a former
Member be obligated to make a payment exceeding the amount of such Member's
Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years since the date on which such party ceased to be a Member. To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph (a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the
time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

5.7   Incentive Allocation

      (a) So long as the Adviser (or an affiliated company that it has designated to be the Special Advisory Member) serves as the Special Advisory
Member of the Fund, the Incentive Allocation shall be debited against the
Capital Account of each Member as of the last day of each Allocation Period with respect to such Member and the amount so debited shall simultaneously be credited to the Special Advisory Account.

      (b) At any time following the date on which an Incentive Allocation is made, the Special Advisory Member may withdraw up to 100% of the Incentive
Allocation (computed on the basis of unaudited data) that was credited to the
Special Advisory Account. Within 30 days after the completion of the audit of the books of the Fund for the year in which allocations to the Special Advisory
Account are made, the Fund shall pay to the Special Advisory Member any additional amount of Incentive Allocation determined to be owed to the Special
Advisory Member based on the audit, and the Special Advisory Member shall pay to the Fund any excess amount of Incentive Allocation determined to be owed to the
Fund.

      (c) If only a portion of the Interest of a Member is repurchased by the
Fund as of a date that would not, but for such repurchase, be the end of an
Allocation Period, the Incentive Allocation shall be made as of such date only as to that portion of any Positive Allocation Change for the Allocation Period
that is allocable to the portion of the Interest repurchased. For this purpose, pro rata portions of the Positive Allocation Change and the Preferred Return for
the Allocation Period, and any balance in the Loss Recovery Account, shall be deemed associated with the portion of the Interest repurchased, and there shall be a corresponding reduction made in the Positive Allocation Change, Preferred
Return and Loss Recovery Account balance (if any) associated with the remaining
Interest. As of the end of the next Allocation Period with respect to a Member following the repurchase of a portion of the Member's Interest, the Incentive
Allocation with respect to such Interest (if any) shall be determined based on the Positive Allocation Change and Preferred Return for the period from the beginning of the Allocation Period in which such repurchase was made through the end of the current Allocation Period and the balance of the Loss Recovery
Account (if any) as of the end of the current Allocation Period.

5.8   Tax Allocations

      For each fiscal year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital
Account for the current and prior fiscal years (or relevant portions thereof).
Allocations under this Section 5.8 shall be made pursuant to the principles of
Sections 704(b) and 704(c) of the Code, and in conformity with Regulations
Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and 1.704-3(e)
promulgated thereunder, as applicable, or the successor provisions to such
Section and Regulations. Notwithstanding anything to the contrary in this
Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury
Regulation ss. 1.704-1(b)(2)(ii)(d).

      If the Fund realizes capital gains (including short-term capital gains)
for Federal income tax purposes ("gains") for any fiscal year during or as of the end of which the Interests of one or more Positive Basis Members (as hereinafter defined) are repurchased by the Fund pursuant to Article IV, the
Board of Managers, unless otherwise determined by the Board of Managers, in its sole discretion, shall allocate such gains as follows: (i) to allocate such gains among such Positive Basis Members, pro rata in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis
Member, until either the full amount of such gains shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated and (ii) to allocate any gains not so allocated to Positive Basis
Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Section 5.4.

      If the Fund realizes capital losses (including long-term capital losses)
for Federal income tax purposes ("losses") for any fiscal year during or as of the end of which the Interests of one or more Negative Basis Members (as hereinafter defined) are repurchased by the Fund pursuant to Article IV, the
Board of Managers, unless otherwise determined by the Board of Managers, in its sole discretion, shall allocate such losses as follows: (i) to allocate such losses among such Negative Basis Members, pro rata in proportion to the respective Negative Basis (as hereinafter defined) of each such Negative Basis
Member, until either the full amount of such losses shall have been so allocated or the Negative Basis of each such Negative Basis Member shall have been eliminated and (ii) to allocate any losses not so allocated to Negative Basis
Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Section 5.4.

      As used herein, (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member's share of the liabilities of the Fund under Section 752 of the
Code), and (ii) the term "Positive Basis Member" shall mean any Member whose
Interest is repurchased by the Fund and who has Positive Basis as of the effective date of the repurchase, but such Member shall cease to be a Positive
Basis Member at such time as it shall have received allocations pursuant to clause (i) of the second paragraph of this Section 5.8 equal to its Positive
Basis as of the effective date of such repurchase.

      As used herein, (i) the term "Negative Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member's share of the liabilities of the Fund under Section 752 of the
Code), and (ii) the term "Negative Basis Member" shall mean any Member whose
Interest is repurchased by the Fund and who has Negative Basis as of the effective date of such repurchase, but such Member shall cease to be a Negative
Basis Member at such time as it shall have received allocations pursuant to clause (i) of the third paragraph of this Section. 5.8 equal to its Negative
Basis as of the effective date of such repurchase.

      Notwithstanding anything to the contrary in the foregoing, if the Fund realizes taxable income and gains in any fiscal year with respect to which the
Special Advisory Member is entitled to an Incentive Allocation under Section 5.7 hereof, the Board of Managers (at the request of the Special Advisory Member)
may specially allocate such gains to the Special Advisory Member in an amount by which the Incentive Allocation exceeds the Special Advisory Member's "adjusted tax basis" (determined without regard to any allocation to be made pursuant to this paragraph) in its interest in the Fund as of the time it withdraws such
Incentive Allocation. The Special Advisory Member's "adjusted tax basis", for these purposes, shall be increased by any amount of the Incentive Allocation withdrawal that it elects to contribute as a Member to the Fund as of the date of the withdrawal of the Incentive Allocation.

5.9   Distributions

      The Board of Managers, in its sole discretion, may authorize the Fund to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Investment Percentages.

5.10  Withholding

      (a) The Board of Managers may withhold and pay over to the Internal
Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

      (b) For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital
Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's
Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Board of Managers, the amount of such excess.

      (c) The Board of Managers shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board of Managers with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such
Member shall be true and accurate and agrees to indemnify the Fund and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                                   ARTICLE VI

                           DISSOLUTION AND LIQUIDATION

6.1   Dissolution

            The Fund shall be dissolved:

(1) upon the affirmative vote to dissolve the Fund by both: (i) the Board of
Managers and (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

(2) upon the failure of Members to elect a successor Manager at a meeting called by the Adviser in accordance with Section 2.6(c) hereof when no Manager remains to continue the business of the Fund;

                  (3) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 4.6(h) hereof, a written notice to the Fund requesting the repurchase of its entire Interest by the Fund, if such Interest has not been repurchased by the Fund; or

                  (4) as required by operation of law.

      Dissolution of the Fund shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60 day period during which the Board of Managers and Members may elect to continue the business of the Fund as provided above, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

6.2   Liquidation of Assets

      (a) Upon the dissolution of the Fund as provided in Section 6.1 hereof, the Board of Managers shall promptly appoint the Administrator as the liquidator and the Administrator shall liquidate the business and administrative affairs of the Fund, except that if the Board of Managers does not appoint the
Administrator as the liquidator or the Administrator is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Section 5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board of Managers or liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

            (1) the debts of the Fund, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;

            (2)such debts, liabilities or obligations as are owing to the
Members shall next be paid in their order of seniority and on a pro rata basis;

            (3) the Special Advisory Member shall next be paid any balance in the Special Advisory Account after giving effect to the Incentive Allocation, if any, to be made pursuant to Section 5.7 hereof; and

            (4) the Members shall next be paid on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

(b) Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of the Fund, the Board of Managers or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made (I) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the
Fiscal Period ending on the date of such distribution.

                                   ARTICLE VII

                 ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

7.1   Accounting and Reports

      (a) The Fund shall adopt for tax accounting purposes any accounting method that the Board of Managers shall decide in its sole discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

      (b) After the end of each taxable year, the Fund shall furnish to each
Member such information regarding the operation of the Fund and such Member's
Interest as is necessary for Members to complete federal, state and local income tax or information returns and any other tax information required by federal, state or local law.

      (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, the
Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a report of independent auditors based upon an audit performed in accordance with generally accepted accounting principles. The Fund may furnish to each
Member such other periodic reports as it deems necessary or appropriate in its discretion.

7.2   Determinations by the Board of Managers

      (a) All matters concerning the determination and allocation among the
Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board of Managers unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

      (b) The Board of Managers may make such adjustments to the computation of
Net Profit or Net Loss, the Allocation Change with respect to any Member, or any components comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

7.3   Valuation of Assets

      (a) Except as may be required by the 1940 Act, the Board of Managers shall value or have valued any Securities or other assets and liabilities of the Fund as of the close of business on the last day of each Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the
Board of Managers and which conform to the requirements of the 1940 Act. In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

      (b) The Fund will value interests in Portfolio Funds at their "fair value," as determined in good faith by the Board of Managers, which value ordinarily will be the value of an interest in a Portfolio Fund determined by the Portfolio Manager of the Portfolio Fund in accordance with the policies established by the Portfolio Fund, absent information indicating that such value does not represent the fair value of the interest.

      (c) The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                                  ARTICLE VIII

                            MISCELLANEOUS PROVISIONS

8.1   Amendment of Limited Liability Company Agreement

      (a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of Managers
(including the vote of a majority of the Independent Managers, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

      (b) Any amendment that would:

            (1) increase the obligation of a Member to make any contribution to the capital of the Fund;

            (2) reduce the Capital Account of a Member or Special Advisory
Account other than in accordance with Article V; or

            (3) modify the events causing the dissolution of the Fund;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Managers) to tender its entire Interest for repurchase by the Fund.
      (c) The power of the Board of Managers to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this
Section 8.1 shall specifically include the power to:

            (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

            (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(a) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

            (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Fund will not be treated as an association or a publicly traded partnership taxable as a corporation as defined in Section
7704(b) of the Code.

      (d) The Board of Managers shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

8.2   Special Power of Attorney

      (a) Each Member hereby irrevocably makes, constitutes and appoints each
Manager, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

(1) any amendment to this Agreement that complies with the provisions of this
Agreement (including the provisions of Section 8.1 hereof);

(2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Fund; and

            (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the United States of America, the State of
      Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act.

      (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent.
If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each
Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each
Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

      (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Managers and as such:

            (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund or Board of Managers shall have had notice thereof; and

            (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board of Managers for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the
Board of Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

8.3   Notices

      Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Fund, the Board of Managers or the Adviser, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the
Fund. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this
Agreement by any party to another party may be delivered by any reasonable means.

8.4   Agreement Binding Upon Successors and Assigns

      This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this
Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

8.5   Applicability of 1940 Act and Form N-2

      The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the
Form N-2 that affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members. Each provision of this
Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

8.6   Choice of Law

      Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

8.7   Not for Benefit of Creditors

      The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers, the Special Advisory
Member and the Fund. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

8.8   Consents

      Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

8.9   Merger and Consolidation

      (a) The Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

      (b) Notwithstanding anything to the contrary contained elsewhere in this
Agreement, an agreement of merger or consolidation approved in accordance with
Section 18-209(b) of the Delaware Act may, to the extent permitted by Section
18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii)
effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability Fund in the merger or consolidation, or (iii) provide that the limited liability Fund agreement of any other constituent limited liability Fund to the merger or consolidation
(including a limited liability Fund formed for the purpose of consummating the merger or consolidation) shall be the limited liability Fund agreement of the surviving or resulting limited liability Fund.

8.10  Pronouns

      All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

8.11  Confidentiality

      (a) A Member may obtain from the Fund such information regarding the affairs of the Fund as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense)
established by the Board of Managers.

      (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Managers, which consent may be withheld in its sole discretion.

      (c) Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such
Affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund.
Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Fund determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

8.12  Certification of Non-Foreign Status

      Each Member or transferee of an Interest from a Member shall certify, upon admission to the Fund and at such other times thereafter as the Board of
Managers may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 60 days of any change in such Member's status.

8.13  Severability

      If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

8.14  Filing of Returns

      The Board of Managers or its designated agent shall prepare and file, or cause the accountants of the Fund to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Fund.

8.15  Tax Matters Partner

      (a) A Manager who is a Member shall be designated on the Fund's annual
Federal income tax return, and have full powers and responsibilities, as the Tax
Matters Partner of the Fund for purposes of Section 6231(a)(7) of the Code. In the event that no Manager is a Member, a Member shall be so designated. Should any Member be designated as the Tax Matters Partner for the Fund pursuant to
Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board of
Managers all of its rights, powers and authority to act as such Tax Matters
Partner and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices, and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax
Matters Partner. Any Member designated as the Tax Matters Partner for the Fund under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Fund from any and all liabilities and obligations that arise from or by reason of such designation.

      (b) Each person (for purposes of this Section 8.15, called a "Pass-Thru
Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Fund holding such interests through such Pass-Thru Member. In the event the Fund shall be the subject of an income tax audit by any Federal, state or local authority, to the extent the Fund is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the
Fund and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Fund.

8.16  Section 754 Election

      In the event of a distribution of Fund property to a Member or an assignment or other transfer (including by reason of death) of all or part of the interest of a Member in the Fund, at the request of a Member, the Board of
Managers, in its discretion, may cause the Fund to elect, pursuant to Section
754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Fund property as provided by Sections 734 and 743 of the Code.

8.17  Use of Names "Oppenheimer" and "Tremont"

      OppenheimerFunds, Inc. ("OFI") and Tremont Partners, Inc. ("Tremont") each hereby grants to the Fund a royalty-free, non-exclusive license to use the name
"Oppenheimer" and "Tremont," respectively, in the name of the Fund for the duration of this Agreement and any extensions or renewals thereof. Each license may, upon termination of this Agreement, be terminated by OFI and Tremont, respectively, in which event the Fund shall promptly take whatever action may be necessary to change its name and discontinue any further use of the name
"Oppenheimer" or "Tremont," as the case may be, in the name of the Fund or otherwise. The name "Oppenheimer" or "Tremont" may be used or licensed by OFI or
Tremont, respectively, in connection with any of its activities, or licensed by
OFI or Tremont, respectively, to any other party.

      EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS
ENTIRETY BEFORE SIGNING, INCLUDING THE CONFIDENTIALITY CLAUSE SET FORTH IN
SECTION 8.11.

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MANAGERS:

/s/Ronald J. Abdow                       /s/John V. Murphy
------------------                       -----------------
Ronald J. Abdow                          John V. Murphy

/s/Peter I. Wold
Peter I. Wold

ORGANIZATIONAL MEMBER:

OppenheimerFunds, Inc.

By: /s/John V. Murphy
    -----------------
    John V. Murphy, President

MEMBERS:

Each person who shall sign an investor application or certification and who shall be accepted by the Board of Managers to the Fund as a Member.

ADVISER:

OPPENHEIMERFUNDS, INC.

By:
   ---------------------------------------
   Name:
   Title:

SPECIAL ADVISORY MEMBER:

TREMONT PARTNERS, INC.

By:
   ---------------------------------------
   Name:
   Title:

INFORMATION AND SERVICES
For More Information About Oppenheimer Tremont Market Neutral Fund, LLC: The
following additional information about the Fund is available without charge upon request:

STATEMENT OF ADDITIONAL INFORMATION

This document includes additional information about the Fund's investment policies, risks, and operations. It is incorporated by reference into this
Prospectus (which means it is legally part of this Prospectus).

ANNUAL AND SEMI-ANNUAL REPORTS

Additional information about the Fund's investments and performance is available in the Fund's Annual and Semi-Annual Reports to shareholders.

How to Get More Information:
You can request the Statement of Additional Information, the Annual and
Semi-Annual Reports, the notice explaining the Fund's privacy policy and other information about the Fund or your account:
----------------------------------------------------------------------------

By Telephone:                 Call OppenheimerFunds Services toll-free:
                                 1.800.858.9826

----------------------------------------------------------------------------
----------------------------------------------------------------------------
By Mail:                      Write to:
                              OppenheimerFunds Services
                              P.O. Box 5270
                              Denver, Colorado 80217-5270
----------------------------------------------------------------------------
----------------------------------------------------------------------------
On the Internet:              You can send us a request by e-mail or
                              read or down-load documents on the
                              OppenheimerFunds website:
                              WWW.OPPENHEIMERFUNDS.COM
----------------------------------------------------------------------------

Information about the Fund including the Statement of Additional Information can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.
Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1.202.942.8090. Reports and other information about the Fund are available on the EDGAR database on the SEC's Internet website at
WWW.SEC.GOV. Copies may be obtained after payment of a duplicating fee by electronic request at the SEC's e-mail address: publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

No one has been authorized to provide any information about the Fund or to make any representations about the Fund other than what is contained in this
Prospectus. This Prospectus is not an offer to sell shares of the Fund, nor a solicitation of an offer to buy shares of the Fund, to any person in any state or other jurisdiction where it is unlawful to make such an offer. The Fund's shares are distributed by: [logo] OppenheimerFunds Distributor, Inc.
The Fund's SEC File No. is 811-10537
PR0371.001.0402  Printed on recycled paper.

N-1A\Tremont\Tremont Mkt Neutral Fund LLC\2002\PSP_2002 72902

                 Oppenheimer Tremont Market Neutral Fund, LLC

                               August __, 2003

                     STATEMENT OF ADDITIONAL INFORMATION

                              498 Seventh Avenue
                              New York, NY 10018
                                (212) 323-0200
                           toll-free (800) 858-9826

            This  Statement  of  Additional   Information  ("SAI")  is  not  a
prospectus.  This SAI  relates to and should be read in  conjunction  with the prospectus of  Oppenheimer  Tremont  Market  Neutral  Fund,  LLC (the "Fund"),
dated August __, 2003. A copy of the  prospectus may be obtained by contacting the Fund at the telephone numbers or address set forth above.

            This  SAI is not an  offer  to sell  these  securities  and is not soliciting  an offer to buy these  securities  in any state where the offer or sale is not permitted.

SUMMARY OF LLC AGREEMENT......................................................
FUND ADVERTISING AND SALES MATERIAL.........................................44
LETTER OF INTENT ..44

RIGHT OF ACCUMULATION  ..45

FINANCIAL STATEMENTS........................................................46
APPENDIX A - SALES LOAD WAIVERS...........................................A-54

                      INVESTMENT POLICIES AND PRACTICES
            The investment  objective and principal  investment  strategies of the  Fund,  as  well  as  the  principal  risks  associated  with  the  Fund's investment  strategies,  are set forth in the prospectus.  Certain  additional investment information is set forth below.

FUNDAMENTAL POLICIES

            The Fund's stated fundamental policies,  which may only be changed by the affirmative vote of a majority of the outstanding  voting securities of the  Fund  ("Interests"),  are  listed  below.  Within  the  limits  of  these fundamental  policies,  the Fund's  management has reserved freedom of action.
As defined by the Investment  Company Act of 1940, as amended (the "Investment
Company Act"),  the vote of a "majority of the outstanding  voting  securities
of  the  Fund"   means  the  vote,   at  an  annual  or  special   meeting  of
securityholders  duly  called,  (a) of 67% or  more of the  voting  securities present at such  meeting,  if the holders of more than 50% of the  outstanding voting  securities of the Fund are present or represented by proxy;  or (b) of more than 50% of the outstanding  voting securities of the Fund,  whichever is less.  The Fund may not:

o     Issue senior  securities,  except to the extent  permitted by Section 18 of the Investment  Company Act or as otherwise  permitted by the Securities Exchange Commission (the "SEC").

o     Borrow  money,  except to the  extent  permitted  by  Section  18 of the
                  Investment Company Act or as otherwise permitted by the SEC.

o     Underwrite  securities of other issuers,  except insofar as the Fund may be deemed an  underwriter  under the Securities Act of 1933, as  amended,  in  connection  with  the  disposition  of its portfolio securities.

o     Make loans, except through purchasing fixed-income  securities,  lending
                  portfolio   securities,    or   entering   into   repurchase
                  agreements   in  a  manner   consistent   with  the   Fund's
                  investment  policies  or as  otherwise  permitted  under the
                  Investment Company Act.

o     Purchase,  hold or deal in real estate,  except that the Fund may invest in securities that are secured by real estate,  or issued by companies  that invest or deal in real estate or real estate investment trusts.

o     Invest in commodities or commodity  contracts,  except that the Fund may purchase and sell non-U.S.  currency,  options,  futures and forward contracts,  including those related to indexes,  and options on indexes.

            Invest  25% or  more  of the  value  of its  total  assets  in the
                  securities  (other  than  U.S.  Government   securities)  of
                  issuers  engaged in any single  industry or group of related industries;  provided,  however,  that the Fund will  invest
                  25% or more of the  value of its total  assets in  Portfolio
                  Funds  that  pursue  market  neutral  investment  strategies
                  (except  temporarily  during any  period of  adverse  market
                  conditions   affecting  Portfolio  Funds  that  pursue  such
                  strategies),  but will not  invest  25% or more of the value of  its  total  assets  in  Portfolio  Funds  that,  in  the aggregate,  have investment programs that focus on investing in any single industry or group of related industries.

            With respect to these  investment  restrictions and other policies described  in this  SAI or the  prospectus  (except  the  Fund's  policies  on
borrowings  and  senior   securities   set  forth  above),   if  a  percentage
restriction  is  adhered to at the time of an  investment  or  transaction,  a later  change  in  percentage  resulting  from  a  change  in  the  values  of investments or the value of the Fund's total assets,  unless otherwise stated, will not  constitute a violation  of such  restriction  or policy.  The Fund's investment  policies  and  restrictions  do not  apply to the  activities  and transactions  of  investment  funds in which assets of the Fund are  invested, but will  apply to  investments  made by the Fund (or any  account  consisting solely of Fund assets).

            The Fund's  investment  objective  is  fundamental  and may not be changed  without the vote of a majority (as defined by the Investment  Company
Act) of the Fund's outstanding voting securities.

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

            As discussed in the prospectus,  the Fund will invest primarily in private  investment funds ("Portfolio  Funds") that are managed by alternative asset managers  ("Portfolio  Managers") that employ market neutral  investment strategies.  The Fund may also on  occasion  retain  a  Portfolio  Manager  to manage a designated  segment of the Fund's assets (a  "Portfolio  Account") in
accordance  with  the  Portfolio  Manager's  investment  program.   Additional
information  regarding the types of securities  and financial  instruments  in which  Portfolio  Managers  may  invest  the  assets  of  Portfolio  Funds and
Portfolio Accounts,  and certain of the investment techniques that may be used by Portfolio Managers, is set forth below.

EQUITY SECURITIES

            The  investment   portfolios  of  Portfolio  Funds  and  Portfolio
Accounts  will include long and short  positions in common  stocks,  preferred stocks and convertible  securities of U.S. and foreign  issuers.  The value of equity  securities  depends on business,  economic and other factors affecting those issuers.  Equity securities  fluctuate in value,  often based on factors unrelated to the value of the issuer of the securities,  and such fluctuations can be pronounced.

            Portfolio  Managers  may  generally  invest  Portfolio  Funds  and
Portfolio   Accounts  in  equity   securities   without   restriction.   These
investments  may include  securities  issued by  companies  having  relatively small market  capitalization,  including "micro cap" companies.  The prices of the  securities of smaller  companies may be subject to more abrupt or erratic market  movements  than larger,  more  established  companies,  because  these securities  typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.  These  securities are also subject to other risks that are less  prominent in the case of the  securities of larger companies.

FIXED-INCOME SECURITIES

            Portfolio Funds and Portfolio  Accounts may invest in fixed-income securities.  A Portfolio  Manager will invest in these  securities  when their yield and  potential  for capital  appreciation  are  considered  sufficiently attractive and also may invest in these securities for defensive  purposes and to  maintain  liquidity.  Fixed-income  securities  include  bonds,  notes and debentures  issued by U.S. and foreign  corporations  and  governments.  These securities  may pay fixed,  variable or floating  rates of  interest,  and may include zero coupon  obligations.  Fixed-income  securities are subject to the risk of the issuer's  inability to meet principal and interest payments on its obligations  (i.e.,  credit  risk)  and  are  subject  to the  risk  of  price
volatility  due  to  such  factors  as  interest  rate   sensitivity,   market
perception of the  creditworthiness  or financial  condition of the issuer and general market liquidity (i.e.,  market risk).  Certain portfolio  securities, such as those with interest rates that fluctuate  directly or indirectly based on  multiples  of a stated  index,  are  designed  to be highly  sensitive  to changes in interest  rates and can subject the holders  thereof to significant reductions of yield and possible loss of principal.

            Portfolio  Funds  and  Portfolio   Accounts  may  invest  in  both
investment   grade  and   non-investment   grade  debt  securities   (commonly
referred  to  as  "junk  bonds").   Investment   grade  debt   securities  are
securities   that  have  received  a  rating  from  at  least  one  nationally recognized  statistical rating  organization (a "Rating Agency") in one of the four highest rating  categories  or, if not rated by any Rating  Agency,  have been determined by a Portfolio Manager to be of comparable quality.

            A  Portfolio   Fund's  or  Portfolio   Account's   investments  in
non-investment grade debt securities,  including  convertible debt securities, are considered by the Rating  Agencies to be  predominantly  speculative  with respect  to  the  issuer's  capacity  to pay  interest  and  repay  principal.
Non-investment  grade securities in the lowest rating categories may involve a substantial  risk  of  default  or  may  be in  default.  Adverse  changes  in economic  conditions or developments  regarding the individual issuer are more likely to cause  price  volatility  and weaken the  capacity of the issuers of non-investment  grade securities to make principal and interest  payments than is the case for higher grade  securities.  In  addition,  the market for lower grade  securities  may be thinner  and less  liquid than the market for higher grade securities.

NON-U.S. SECURITIES

            Portfolio  Funds and  Portfolio  Accounts may invest in equity and fixed-income  securities of non-U.S.  issuers and in depositary receipts, such as American  Depositary  Receipts ("ADRs"),  that represent indirect interests in  securities of non-U.S.  issuers.  Non-U.S.  securities in which  Portfolio
Funds and Portfolio  Accounts may invest may be listed on non-U.S.  securities exchanges or traded in non-U.S.  over-the-counter  markets or may be purchased in private  placements  and not be publicly  traded.  Investments  in non-U.S.
securities  are affected by risk factors  generally  not thought to be present
in  the  U.S.  These  factors  are  listed  in  the  prospectus   under  "Risk
FactorsNon-U.S. Investments."

            As a general matter,  Portfolio  Funds and Portfolio  Accounts are not required to hedge against non-U.S.  currency risks,  including the risk of changing  currency  exchange  rates,  which could reduce the value of non-U.S.
currency  denominated  portfolio  securities  irrespective  of the  underlying investment.  However,  from  time to  time,  a  Portfolio  Fund  or  Portfolio
Account  may  enter  into  forward  currency  exchange   contracts   ("forward
contracts")  for  hedging  purposes  and  non-hedging  purposes  to pursue its
investment  objective.   Forward  contracts  are  transactions  involving  the
Portfolio  Fund's or  Portfolio  Account's  obligation  to  purchase or sell a specific  currency at a future date at a specified  price.  Forward  contracts may be used by the Portfolio  Fund or Portfolio  Account for hedging  purposes to  protect  against  uncertainty  in the  level of future  non-U.S.  currency exchange  rates,  such  as  when  the  Portfolio  Fund  or  Portfolio  Account anticipates  purchasing or selling a non-U.S.  security.  This technique would allow the  Portfolio  Fund or Portfolio  Account to "lock in" the U.S.  dollar price  of the  security.  Forward  contracts  also may be used to  attempt  to protect the value of the  Portfolio  Fund's or  Portfolio  Account's  existing
holdings   of  non-U.S.   securities.   There  may  be,   however,   imperfect
correlation  between the  Portfolio  Fund's or  Portfolio  Account's  non-U.S.
securities  holdings  and the forward  contracts  entered into with respect to such holdings.  Forward  contracts also may be used for  non-hedging  purposes to pursue the Fund's or a Portfolio Fund's investment objective,  such as when a Portfolio  Manager  anticipates  that  particular  non-U.S.  currencies will appreciate or depreciate in value, even though securities  denominated in such currencies  are not then held in the  Fund's or  Portfolio  Fund's  investment portfolio.

            ADRs involve  substantially  the same risks as investing  directly in  securities  of non-U.S.  issuers,  as discussed  above.  ADRs are receipts typically  issued  by a U.S.  bank or trust  company  that  show  evidence  of
underlying   securities   issued  by  a  non-U.S.   corporation.   Issuers  of
unsponsored  Depository  Receipts  are  not  obligated  to  disclose  material
information  in  the  United  States,   and  therefore,   there  may  be  less
information available regarding such issuers.

MONEY MARKET INSTRUMENTS

            The  Fund,  Portfolio  Funds and  Portfolio  Accounts  may  invest during  periods  of  adverse  market  or  economic  conditions  for  defensive purposes some or all of their assets in high quality money market  instruments and other  short-term  obligations,  money market  mutual funds or  repurchase agreements with banks or  broker-dealers  or may hold cash or cash equivalents in such  amounts as  Tremont,  the Fund's  investment  manager,  or  Portfolio
Managers  deem  appropriate  under the  circumstances.  The Fund or  Portfolio
Funds also may invest in these  instruments  for  liquidity  purposes  pending allocation  of their  respective  offering  proceeds and other  circumstances.
Money  market   instruments   are  high   quality,   short-term   fixed-income
obligations,  which  generally have remaining  maturities of one year or less, and may include U.S. Government Securities,  commercial paper, certificates of deposit and bankers'  acceptances issued by domestic branches of United States banks that are  members of the  Federal  Deposit  Insurance  Corporation,  and
repurchase agreements.

REPURCHASE AGREEMENTS

            Repurchase  agreements  are  agreements  under  which the Fund,  a
Portfolio Fund or Portfolio Account  purchases  securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities  dealer that agrees to repurchase  the  securities  from the Company at a higher price on a  designated  future  date.  If the seller  under a  repurchase  agreement becomes  insolvent or otherwise fails to repurchase the securities,  the Fund,
Portfolio  Fund or  Portfolio  Account  would  have  the  right  to  sell  the securities.  This  right,  however,  may be  restricted,  or the  value of the securities may decline  before the securities can be liquidated.  In the event of the  commencement of bankruptcy or insolvency  proceedings  with respect to the seller of the securities  before the repurchase of the securities  under a repurchase  agreement is accomplished,  the Fund,  Portfolio Fund or Portfolio
Account  might  encounter a delay and incur costs,  including a decline in the
value  of  the   securities,   before  being  able  to  sell  the  securities.
Repurchase   agreements  that  are  subject  to  foreign  law  may  not  enjoy protections  comparable  to those  provided to certain  repurchase  agreements under U.S.  bankruptcy law, and they therefore may involve greater risks.  The
Fund has adopted specific  policies  designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

            Reverse repurchase  agreements involve the sale of a security to a bank or securities  dealer and the  simultaneous  agreement to repurchase  the security  for a fixed  price,  reflecting  a  market  rate of  interest,  on a specific  date.  These  transactions  involve a risk that the other party to a reverse  repurchase  agreement  will be unable or  unwilling  to complete  the transaction  as scheduled,  which may result in losses to a Portfolio  Fund or
Portfolio  Account.  Reverse  repurchase  agreements  are a form  of  leverage which also may  increase  the  volatility  of a Portfolio  Fund's or Portfolio
Account's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES

            Portfolio  Funds  and  Portfolio  Accounts  may use a  variety  of special  investment  techniques  as more  fully  discussed  below  to  hedge a portion of their investment  portfolios against various risks or other factors that  generally  affect  the  values  of  securities.  They may also use these techniques for non-hedging  purposes in pursuing their investment  objectives.
These  techniques  may  involve  the  use  of  derivative  transactions.   The
techniques  Portfolio Funds and Portfolio  Accounts may employ may change over time as new  instruments  and  techniques  are  introduced  or as a result  of regulatory  developments.  Certain of the special  investment  techniques that
Portfolio  Funds or Portfolio  Accounts may use are  speculative and involve a high degree of risk,  particularly when used for non-hedging  purposes.  It is possible that any hedging  transaction may not perform as anticipated and that a Portfolio  Fund or  Portfolio  Account may suffer  losses as a result of its hedging activities.

            DERIVATIVES.  Portfolio  Funds and  Portfolio  Accounts may engage in transactions  involving  options,  futures and other  derivative  financial instruments.  Derivatives  can be  volatile  and  involve  various  types  and degrees  of  risk,  depending  upon  the  characteristics  of  the  particular derivative and the portfolio as a whole.  Derivatives  permit  Portfolio Funds and  Portfolio  Accounts to increase or decrease the level of risk,  or change the character of the risk, to which their  portfolios  are exposed in much the same way as they can  increase  or decrease  the level of risk,  or change the character of the risk, of their  portfolios by making  investments in specific securities.

            Derivatives may entail investment  exposures that are greater than their cost would  suggest,  meaning  that a small  investment  in  derivatives could  have a large  potential  impact  on a  Portfolio  Fund's  or  Portfolio
Account's performance.

            If a Portfolio  Fund or Portfolio  Account  invests in derivatives
at  inopportune   times  or  judges  market   conditions   incorrectly,   such
investments may lower the Portfolio  Fund's or Portfolio  Account's  return or
result  in  a  loss.  A  Portfolio  Fund  or  Portfolio   Account  also  could
experience  losses if its  derivatives  were poorly  correlated with its other investments,  or if the  Portfolio  Fund or  Portfolio  Account were unable to liquidate its position  because of an illiquid  secondary  market.  The market for many  derivatives  is,  or  suddenly  can  become,  illiquid.  Changes  in liquidity may result in significant,  rapid and  unpredictable  changes in the prices for derivatives.

            OPTIONS AND FUTURES.  The Portfolio  Managers may utilize  options and  futures  contracts.  They  also  may use  so-called  "synthetic"  options
(notional principal contracts with  characteristics of an OTC option) or other
derivative   instruments   written  by  broker-dealers  or  other  permissible
financial  intermediaries.  Such  transactions  may be effected on  securities exchanges,  in  the  over-the-counter  market,  or  negotiated  directly  with counterparties.  When such  transactions  are  purchased  over-the-counter  or negotiated  directly  with  counterparties,  a  Portfolio  Fund  or  Portfolio
Account  bears the risk that the  counterparty  will be unable or unwilling to perform its  obligations  under the option  contract.  Such  transactions  may also be illiquid and, in such cases, a Portfolio  Manager may have  difficulty
closing   out   its   position.   Over-the-counter   options   and   synthetic
transactions  purchased and sold by Portfolio Funds and Portfolio Accounts may include options on baskets of specific securities.

            The  Portfolio  Managers  may  purchase  call and put  options  on specific securities,  and may write and sell covered or uncovered call and put options  for  hedging  purposes  and  non-hedging  purposes  to  pursue  their investment  objectives.  A put option  gives the  purchaser  of the option the right to sell, and obligates the writer to buy, the  underlying  security at a stated  exercise  price at any time  prior to the  expiration  of the  option.
Similarly,  a call option gives the  purchaser of the option the right to buy, and  obligates  the  writer  to  sell,  the  underlying  security  at a stated
exercise  price at any time prior to the  expiration of the option.  A covered call  option  is a call  option  with  respect  to which a  Portfolio  Fund or
Portfolio  Account owns the  underlying  security.  The sale of such an option exposes a Portfolio  Fund or Portfolio  Account  during the term of the option to possible loss of  opportunity to realize  appreciation  in the market price of the  underlying  security  or to possible  continued  holding of a security that might  otherwise have been sold to protect  against  depreciation  in the market  price of the  security.  A covered  put  option is a put  option  with respect to which cash or liquid  securities  have been placed in a  segregated account on a Portfolio  Fund's or Portfolio  Account's books. The sale of such an option  exposes  the  seller  during the term of the option to a decline in price of the  underlying  security  while  also  depriving  the  seller of the opportunity  to invest the  segregated  assets.  Options sold by the Portfolio
Funds and Portfolio Accounts need not be covered.

            A  Portfolio  Fund or  Portfolio  Account may close out a position when writing  options by  purchasing  an option on the same  security with the same exercise price and  expiration  date as the option that it has previously written  on the  security.  The  Portfolio  Fund  or  Portfolio  Account  will realize a profit or loss if the amount  paid to  purchase an option is less or more, as the case may be, than the amount  received from the sale thereof.  To close out a position as a purchaser of an option,  a Portfolio  Manager  would ordinarily  effect  a  similar  "closing  sale  transaction,"  which  involves liquidating position by selling the option previously purchased,  although the
Portfolio  Manager could exercise the option should it deem it advantageous to do so.

            Synthetic  options  transactions  involve the use of two financial
instruments   that,   together,   have  the  economic  effect  of  an  options
transaction.  The risks of  synthetic  options  are  generally  similar to the risks  of  actual  options,  with  the  addition  of  increased  market  risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

            The use of  derivatives  that are  subject  to  regulation  by the
Commodity  Futures  Trading  Commission  (the "CFTC") by  Portfolio  Funds and
Portfolio  Accounts could cause the Fund to be a commodity  pool,  which would require the Fund to comply with certain rules of the CFTC.  However,  the Fund intends to conduct its  operations to avoid  regulation  as a commodity  pool.
In this regard,  the Fund's pro rata share of the sum of the amount of initial margin  deposits on futures  contracts  entered  into by  Portfolio  Funds and
Portfolio  Accounts and premiums  paid for  unexpired  options with respect to such contracts,  other than for bona fide hedging purposes,  may not exceed 5%
of the  liquidation  value of the Fund's  assets,  after  taking into  account unrealized  profits  and  unrealized  losses on such  contracts  and  options;
provided,  however,  that in the case of an option that is in-the-money at the time of purchase,  the in-the-money  amount may be excluded in calculating the
5%  limitation.  The Fund  intends  to  monitor  use of  futures  and  related options by Portfolio  Funds and Portfolio  Accounts to help assure  compliance with this  limitation.  If  applicable  CFTC  rules  change,  such  percentage limitations  may change or different  conditions  may be applied to the Fund's use of certain derivatives.

            Portfolio  Funds and  Portfolio  Accounts  may enter into  futures contracts in U.S.  domestic markets or on exchanges located outside the United
States.  Foreign markets may offer  advantages  such as trading  opportunities or  arbitrage  possibilities  not  available  in the  United  States.  Foreign markets,  however,  may have greater risk potential than domestic markets. For example,  some  foreign  exchanges  are  principal  markets  so that no common clearing  facility  exists  and an  investor  may look only to the  broker for performance of the contract.  In addition,  any profits that might be realized in trading could be eliminated by adverse  changes in the exchange  rate, or a loss could be incurred as a result of those changes.  Transactions  on foreign exchanges may include both commodities which are traded on domestic  exchanges and those  which are not.  Unlike  trading on  domestic  commodity  exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

            Engaging in these transactions  involves risk of loss, which could adversely  affect the value of the  Fund's net  assets.  No  assurance  can be given that a liquid market will exist for any particular  futures  contract at any  particular  time.  Many futures  exchanges  and boards of trade limit the amount of  fluctuation  permitted in futures  contract  prices during a single trading day.  Once the daily limit has been reached in a particular  contract, no trades may be made that day at a price  beyond that limit or trading may be suspended  for  specified  periods  during the trading day.  Futures  contract prices  could  move to the limit for  several  consecutive  trading  days with little  or no  trading,  thereby  preventing  prompt  liquidation  of  futures positions and potentially  subjecting a Portfolio Fund or Portfolio Account to substantial losses.

            Successful   use  of  futures  also  is  subject  to  a  Portfolio
Manager's  ability to  correctly  predict  movements  in the  direction of the relevant  market,  and,  to the extent  the  transaction  is entered  into for hedging  purposes,  to  ascertain  the  appropriate  correlation  between  the transaction being hedged and the price movements of the futures contract.

            Some or all of the Portfolio  Managers may purchase and sell stock index futures  contracts for a Portfolio  Fund or Portfolio  Account.  A stock index  future  obligates  a  Portfolio  Fund or  Portfolio  Account  to pay or
receive  an amount of cash equal to a fixed  dollar  amount  specified  in the futures contract  multiplied by the difference between the settlement price of the  contract on the  contract's  last  trading day and the value of the index based on the stock prices of the  securities  that  comprise it at the opening of trading in those securities on the next business day.

            Some  or all of the  Portfolio  Managers  may  purchase  and  sell interest  rate futures  contracts for a Portfolio  Fund or Portfolio  Account.
An interest  rate future  obligates  represents  an  obligation to purchase or sell an amount of a  specific  debt  security  at a future  date at a specific price.

            Some  or all of the  Portfolio  Managers  may  purchase  and  sell currency  futures.  A currency  future  creates an  obligation  to purchase or sell an amount of a specific currency at a future date at a specific price.

            OPTIONS  ON  SECURITIES  INDEXES.  Some  or all  of the  Portfolio
Managers may purchase and sell for the Portfolio Funds and Portfolio  Accounts call and put options on stock indexes listed on national securities  exchanges or traded in the over-the-counter  market for hedging purposes and non-hedging purposes to pursue  their  investment  objectives.  A stock  index  fluctuates with  changes  in the  market  values of the  stocks  included  in the  index.
Accordingly,  successful  use by a  Portfolio  Manager  of  options  on  stock indexes  will  be  subject  to the  Portfolio  Manager's  ability  to  predict correctly  movements in the  direction  of the stock market  generally or of a particular  industry or market  segment.  This requires  different  skills and techniques than predicting changes in the price of individual stocks.

            WARRANTS AND RIGHTS.  Warrants  are  derivative  instruments  that permit,  but do not obligate,  the holder to subscribe for other securities or commodities.  Rights are  similar to  warrants,  but  normally  have a shorter duration  and  are  offered  or  distributed  to  shareholders  of a  company.
Warrants  and rights do not carry with them the right to  dividends  or voting rights  with  respect  to the  securities  that  they  entitle  the  holder to purchase,  and they do not  represent  any rights in the assets of the issuer.
As a result,  warrants  and rights may be  considered  more  speculative  than certain  other types of  equity-like  securities.  In addition,  the values of warrants  and  rights  do  not  necessarily  change  with  the  values  of the underlying  securities  or  commodities  and these  instruments  cease to have value if they are not exercised prior to their expiration dates.

            SWAP  AGREEMENTS.  The  Portfolio  Managers may enter into equity, interest rate,  index and currency rate swap agreements on behalf of Portfolio
Funds and  Portfolio  Accounts.  These  transactions  are  entered  into in an attempt to obtain a particular  return when it is  considered  desirable to do so,  possibly at a lower cost than if an  investment  was made directly in the
asset  that  yielded  the  desired  return.   Swap  agreements  are  two-party
contracts  entered  into  primarily  by  institutional  investors  for periods
ranging  from  a  few  weeks  to  more  than  a  year.   In  a  standard  swap
transaction,  two parties agree to exchange the returns (or  differentials  in rates of return)  earned or realized on particular  predetermined  investments or  instruments,  which may be  adjusted  for an  interest  factor.  The gross returns to be  exchanged  or  "swapped"  between  the  parties  are  generally calculated  with  respect  to a  "notional  amount,"  i.e.,  the  return on or increase in value of a  particular  dollar  amount  invested  at a  particular interest  rate,  in  a  particular  foreign  currency,  or  in a  "basket"  of securities  representing a particular index.  Forms of swap agreements include interest rate caps, under which, in return for a premium,  one party agrees to make  payments to the other to the extent  interest  rates  exceed a specified rate or "cap";  interest  rate floors,  under which,  in return for a premium, one party agrees to make  payments to the other to the extent  interest  rates fall below a specified  level or "floor";  and interest  rate  collars,  under which a party  sells a cap and  purchases  a floor or vice versa in an attempt to protect itself against  interest rate movements  exceeding given minimum or maximum levels.

            Most  swap  agreements   entered  into  by  a  Portfolio  Fund  or
Portfolio  Account would require the  calculation  of the  obligations  of the parties to the agreements on a "net basis."  Consequently,  a Portfolio Fund's or Portfolio  Account's current obligations (or rights) under a swap agreement generally  will be equal only to the net amount to be paid or  received  under the  agreement  based on the  relative  values of the  positions  held by each party to the agreement  (the "net  amount").  The risk of loss with respect to swaps is  limited  to the net  amount  of  interest  payments  that a party is contractually  obligated  to make.  If the other party to a swap  defaults,  a
Portfolio  Fund's or  Portfolio  Account's  risk of loss  consists  of the net amount of payments that it contractually is entitled to receive.

            To achieve  investment  returns  equivalent to those achieved by a
Portfolio  Manager  in whose  investment  vehicles  the Fund  could not invest directly,  perhaps because of its investment minimum or its unavailability for direct  investment,  the Fund may enter into swap  agreements  under which the
Fund may agree, on a net basis,  to pay a return based on a floating  interest rate,  such as  LIBOR,  and to  receive  the  total  return  of the  reference investment  vehicle  over a stated time  period.  The Fund may seek to achieve the same  investment  result  through the use of other  derivatives in similar circumstances.  The Federal income tax treatment of swap  agreements and other derivatives  used in the above manner is unclear.  The Fund does not currently intend to use swaps or other derivatives in this manner.

LENDING PORTFOLIO SECURITIES

            A Portfolio  Fund or Portfolio  Account may lend  securities  from its portfolio to brokers,  dealers and other financial institutions needing to borrow  securities to complete  certain  transactions.  The Portfolio  Fund or
Portfolio  Account  continues  to be entitled to payments in amounts  equal to
the  interest,   dividends  or  other  distributions  payable  on  the  loaned
securities   which  affords  the  Portfolio  Fund  or  Portfolio   Account  an
opportunity  to earn  interest  on the  amount  of the loan and on the  loaned securities'  collateral.  A Portfolio Fund or Portfolio Account generally will
receive  collateral   consisting  of  cash,  U.S.  Government   Securities  or
irrevocable  letters  of credit  which will be  maintained  at all times in an amount  equal to at  least  100% of the  current  market  value of the  loaned securities.  The Portfolio Fund or Portfolio  Account might experience risk of loss  if the  institution  with  which  it has  engaged  in a  portfolio  loan transaction  breaches  its  agreement  with the  Portfolio  Fund or  Portfolio
Account.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

            To reduce the risk of changes in  securities  prices and  interest rates,  a Portfolio  Fund or Portfolio  Account may purchase  securities  on a forward  commitment,  when-issued  or  delayed  delivery  basis,  which  means delivery  and  payment  take  place a  number  of days  after  the date of the
commitment  to  purchase.   The  payment  obligation  and  the  interest  rate
receivable  with respect to such  purchases are fixed when the Portfolio  Fund or Portfolio  Account  enters into the  commitment,  but the Portfolio Fund or
Portfolio  Account does not make payment  until it receives  delivery from the
counterparty.   After  a  Portfolio  Fund  or  Portfolio  Account  commits  to purchase such securities,  but before delivery and settlement, it may sell the securities if it is deemed advisable.

            Securities  purchased on a forward  commitment or  when-issued  or delayed delivery basis are subject to changes in value,  generally changing in the same way, i.e.,  appreciating when interest rates decline and depreciating
when  interest  rates  rise,  based  upon  the  public's   perception  of  the
creditworthiness of the issuer and changes, real or anticipated,  in the level of interest  rates.  Securities  so purchased  may expose a Portfolio  Fund or
Portfolio  Account to risks  because  they may  experience  such  fluctuations prior to their actual  delivery.  Purchasing  securities on a  when-issued  or delayed  delivery  basis  can  involve  the  additional  risk  that the  yield available in the market when the delivery  takes place  actually may be higher than that  obtained in the  transaction  itself.  Purchasing  securities  on a forward  commitment,  when-issued  or delayed  delivery basis when a Portfolio
Fund or Portfolio  Account is fully or almost fully invested results in a form of leverage and may result in greater  potential  fluctuation  in the value of the net assets of a Portfolio Fund or Portfolio  Account.  In addition,  there is a risk that  securities  purchased  on a  when-issued  or delayed  delivery basis may not be  delivered  and that the  purchaser of  securities  sold by a
Portfolio  Fund or  Portfolio  Account  on a forward  basis will not honor its purchase  obligation.  In such cases, the Portfolio Fund or Portfolio  Account may incur a loss.

        REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF INTERESTS
REPURCHASE OFFERS

            As discussed in the  prospectus,  offers to  repurchase  Interests will be made by the Fund at such times and on such terms as may be  determined by the Board of Managers of the Fund (the "Board"),  in its sole discretion in accordance with the provisions of applicable  law. In determining  whether the
Fund should repurchase  Interests or portions thereof from Members pursuant to
written   tenders,   the   Board   will   consider   the   recommendation   of
OppenheimerFunds,  Inc.  ("OFI"),  the Fund's  investment  adviser.  The Board also will consider various factors,  including but not limited to those listed in the prospectus, in making its determinations.

            The  Board  will  cause  the  Fund to make  offers  to  repurchase
Interests or portions  thereof from Members  pursuant to written  tenders only on terms it  determines  to be fair to the Fund and to all  Members or persons holding  Interests  acquired from Members.  When the Board determines that the
Fund will repurchase  Interests or portions  thereof,  notice will be provided to each  Member  describing  the terms  thereof,  and  containing  information
Members  should  consider in deciding  whether and how to  participate in such repurchase  opportunity.  Members  who are  deciding  whether to tender  their
Interests or portions  thereof  during the period that a  repurchase  offer is open may  ascertain an estimated net asset value of their  Interests  from OFI during such period. If a repurchase offer is  oversubscribed  by Members,  the
Fund will  repurchase  only a pro rata  portion of the  Interests  tendered by each Member.

            As  discussed  in the  prospectus,  the Fund will  issue  notes to tendering  Members in connection  with the  repurchase of Interests.  Upon its acceptance of tendered Interests for repurchase,  the Fund will maintain daily on its  books  a  segregated  account  consisting  of (i)  cash,  (ii)  liquid securities or (iii)  interests in Portfolio  Funds that the Fund has requested be withdrawn (or any combination of the foregoing),  in an amount equal to the aggregate  estimated  unpaid  dollar amount of the notes issued by the Fund in connection with the repurchase offer.

            Payment  for  repurchased   Interests  may  require  the  Fund  to
liquidate  portfolio  holdings earlier than Tremont would otherwise  liquidate these holdings,  potentially  resulting in losses, and may increase the Fund's portfolio  turnover.  Tremont  intends  to  take  measures  (subject  to  such policies as may be  established  by the Board of Managers) to attempt to avoid or minimize  potential  losses and turnover  resulting  from the repurchase of
Interests.

MANDATORY REDEMPTIONS

            As noted in the  prospectus,  the Fund has the  right to redeem an
Interest  or portion of an  Interest  of a Member or any person  acquiring  an
Interest  or  portion   thereof  from  or  through  a  Member  under   certain
circumstances.  Such mandatory redemptions may be made if:

o     an Interest or portion thereof has been  transferred or such an Interest or portion  thereof has vested in any person by operation of law as the result of the death,  dissolution,  bankruptcy or incompetency of a Member;

o     ownership  of an  Interest  by a Member or other  person  will cause the
                  Fund  to  be  in  violation  of,  or  subject  the  Fund  to
                  additional    registration   or   regulation    under,   the
                  securities,  commodities  or other  laws of the U.S.  or any other relevant jurisdiction;

o     continued  ownership  of such an Interest may be harmful or injurious to the  business  or  reputation  of the  Fund or  OFI,  or may subject  the Fund or any Members to an undue risk of adverse tax or other fiscal consequences;

o     any  of  the   representations  and  warranties  made  by  a  Member  in
                  connection  with the  acquisition  of an Interest or portion thereof was not true when made or has ceased to be true; or

o     it would be in the best  interests  of the Fund to redeem an Interest or portion thereof.

TRANSFERS OF INTERESTS

            No person may become a  substituted  Member  without  the  written consent of the Board,  which  consent  may be  withheld  for any reason in its sole  and  absolute  discretion.  Interests  may be  transferred  only  (i) by operation of law pursuant to the death, bankruptcy,  insolvency or dissolution of a Member  or (ii)  with the  written  consent  of the  Board,  which may be withheld in its sole  discretion  and is  expected  to be granted,  if at all, only under  extenuating  circumstances.  Without  limiting the foregoing,  the
Board  generally  will not consent to transfer  unless the transfer is (i) one in which  the tax basis of the  Interest  in the  hands of the  transferee  is determined,  in whole or in part,  by  reference to its tax basis in the hands
of  the  transferor  (e.g.,   certain  transfers  to  affiliates,   gifts  and
contributions  to  family  partnerships),  (ii)  to  members  of the  Member's immediate family (brothers,  sisters,  spouse, parents and children), or (iii)
a distribution  from a qualified  retirement plan or an individual  retirement account.  The Board may permit other pledges,  transfers or assignments  under such other  circumstances and conditions as it, in its sole discretion,  deems appropriate;  provided,  however,  that prior to any such pledge,  transfer or assignment,  the Board shall  consult  with counsel to the Fund to ensure that such pledge,  transfer or assignment  will not cause the Fund to be treated as a "publicly traded partnership"  taxable as a corporation.  Notice to the Fund of any proposed  transfer must include evidence  satisfactory to the Fund that the  proposed  transferee  meets  any  requirements  imposed  by the Fund with respect to Member  eligibility and suitability.  In addition to the foregoing, no Member will be permitted to transfer an Interest or portion  thereof unless after such transfer the balance of the capital account of the transferee,  and of the Member  transferring  the Interest if the transfer  involves  less than
its  entire  Interest,   is  at  least  equal  to  Fund's  minimum  investment
requirement.

            Any transferee  meeting the Fund's  eligibility  requirements that acquires  an Interest or portion  thereof in the Fund by  operation  of law as the result of the death,  dissolution,  bankruptcy or incompetency of a Member or otherwise,  will be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer such  Interest in accordance  with the  terms  of the  Fund's  Limited  Liability  Company  Agreement  (the  "LLC
Agreement"),  but will not be entitled to the other rights of a Member  unless and until such transferee  becomes a substituted Member as provided in the LLC
Agreement.  If a Member  transfers  an  Interest or portion  thereof  with the approval of the Board,  the Fund will promptly  take all necessary  actions to admit such  transferee  or successor to the Fund as a Member.  Each Member and
transferee  is  required  to  pay  all  expenses,   including  attorneys'  and
accountants' fees,  incurred by the Fund in connection with such transfer.  If such a transferee does not meet the Member eligibility requirements,  the Fund reserves  the right to redeem its  Interest.  Any  transfer  of an Interest in violation of the LLC Agreement will not be permitted and will be void.

            The  LLC  Agreement  provides  that  each  Member  has  agreed  to indemnify  and hold harmless the Fund,  the  Managers,  OFI, each other Member and any  affiliate  of the  foregoing  against  all losses,  claims,  damages, liabilities,  costs and expenses,  including legal or other expenses  incurred in  investigating  or  defending  against any such  losses,  claims,  damages, liabilities,  costs and expenses or any  judgments,  fines and amounts paid in settlement,  joint or several,  to which such  persons  may become  subject by reason of or arising  from any  transfer  made by such Member in  violation of these  provisions or any  misrepresentation  made by such Member in connection with any such transfer.

                              BOARD OF MANAGERS
            The  Board  of  the  Fund  provides   broad   oversight  over  the
operations  and affairs of the Fund. It has overall  responsibility  to manage and control the  business  affairs of the Fund,  including  the  complete  and exclusive  authority to establish policies  regarding the management,  conduct and  operation of the Fund's  business.  The Board  exercises the same powers, authority  and  responsibilities  on  behalf  of the  Fund as are  customarily exercised  by the  board  of  directors  of a  registered  investment  company organized as a corporation.

            The Managers are not required to  contribute to the capital of the
Fund  or to hold  Interests  in the  Fund.  A  majority  of the  Managers  are persons  who  are not  "interested  persons"  (as  defined  in the  Investment
Company  Act) of the Fund  (collectively,  the  "Independent  Managers").  The
Independent   Managers  perform  the  same  functions  for  the  Fund  as  are
customarily  exercised  by  the  non-interested   directors  of  a  registered
investment company organized as a corporation.

            The  identity of the  Managers  and officers of the Fund and brief biographical  information  regarding  each Manager and officer during the past five  years  is  set  forth  below.  Each  Manager  who  is  deemed  to  be an
"interested  person" of the Fund, as defined in the Investment Company Act, is indicated by an asterisk.

      Oppenheimer Tremont Market Neutral Fund, LLC Managers and Officers

      The address of each Manager and Interested Manager in the charts below is 6803 S. Tucson Way, Centennial, CO 80112-3924. Each Manager serves for an indefinite term, until his resignation, retirement, death or removal.

-------------------------------------------------------------------------------------
Independent Managers
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5    Dollar     Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                              Any of the
Position(s) Held     Other Trusteeships/Directorships Held    Range of   Oppenheimer
with Fund,           by Manager;                              Interests  Funds
Length of Service,   Number of Portfolios in Fund Complex     Owned in   Overseen
Age                  Currently Overseen by Manager            the Fund   by Manager
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                            As of December 31,
                                                                      2002
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Ronald J. Abdow,     Overi$100,000nce 1959) of Abdow Corporation (operator  $0
Manager since 2002,  of restaurants); Trustee of the following real estate
Age: 71              businesses (owners and operators of restaurants): G&amp;R
                     Realty Co. Trust (since 1978), G&amp;R Trust (since
                     1973), Abdow Partnership (since 1975), Auburn
                     Associates (since 1983); Hazard Associates (since
                     1985); Chairman (since 1996) of Western Mass
                     Development Corp. (non-profit development); Chairman
                     of American International College (non-profit
                     college); Trustee (since 1993) of MML Series
                     Investment Fund and Trustee (since 1994) of
                     MassMutual Institutional Funds (MMIF) (open-end
                     investment companies). Oversees 11 portfolios in the
                     OppenheimerFunds complex.*
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Joseph M. Wikler,    $10,001-$50,000s an investment consultant; a director  $0
Manager since 2002,  of Lakes Environmental Association (since 1996), and
Age: 62              Medintec (since 1992) and Cathco (since 1995)
                     (medical device companies); and a member of the
                     investment committee of the Associated Jewish
                     Charities of Baltimore (since 1994); formerly a
                     director of Fortis/Hartford mutual funds (1994
                     December 2001). Oversees 9 portfolios in the
                     OppenheimerFunds complex.
-------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------
  Peter I. Wold,     Overs$100,000 Wold Properties, Inc. (an oil and gas    Over $100,000
  Manager since       exploration and production company); Vice President,
  2002,               Secretary and Treasurer of Wold Trona Company, Inc.
  Age: 55             (soda ash processing and production); Vice President
                      of Wold Talc Company, Inc. (talc mining); Managing
                      Member, Hole-in-the-Wall Ranch (cattle ranching);
                      formerly Director and Chairman of the Board, Denver
                      Branch of the Federal Reserve Bank of Kansas City
                      (1993-1999) and Director of PacifiCorp. (1995
                      1999), an electric utility. Oversees 9 portfolios in
                      the OppenheimerFunds complex.
  -----------------------------------------------------------------------------------

                                 Interested Manager
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5    Dollar     Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                              Any of the
Position(s) Held     Other Trusteeships/Directorships Held    Range of   Oppenheimer
with Fund,           by Manager;                              Interests  Funds
Length of Service,   Number of Portfolios in Fund Complex     Owned in   Overseen
Age                  Currently Overseen by Manager            the Fund   by Manager

-------------------------------------------------------------------------------------
                                                            As of December 31,
                                                                       2002
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Eustis Walcott,      Principal with Ardsley Associates (since  $0        $10,001-$50,000
                     August 2000) (consulting firm); formerly
Manager since 2002,  Senior Vice President, MassMutual
Age: 65              Financial Group (May 1990  July 2000).
                     Trustee (since 2000) of Cornerstone Real
                     Estate Advisors, MML Investors Services
                     (since 2000), OFI Trust Company (since
                     2001) and the American International
                     College (since 1995). Oversees 9
                     portfolios in the OppenheimerFunds
                     complex.
-------------------------------------------------------------------------------------
* For purposes of this section only,  Fund Complex  includes the Oppenheimer funds,  MassMutual  Institutional  Funds  and MML  Series  Investment  Fund in
accordance  with  the  instructions  for  Form  N-1A.  The  Manager  does  not consider  MassMutual  Institutional Funds and MML Series Investment Fund to be
part of the  OppenheimerFunds  Fund  Complex  as that term may be  otherwise interpreted.

      The address of Mr. Murphy in the chart below is 498 Seventh Avenue, New
York, NY 10018. Mr. Murphy serves for an indefinite term, until his resignation, death or removal.

   -----------------------------------------------------------------------------------
   Interested Manager
       and Officer
   -----------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5    Dollar     Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                              Any of the
Position(s) Held     Other Trusteeships/Directorships Held    Range of   Oppenheimer
with Fund,           by Manager;                              Interests  Funds
Length of Service,   Number of Portfolios in Fund Complex     Owned in   Overseen
Age                  Currently Overseen by Manager            the Fund   by Manager
 -------------------------------------------------------------------------------------
                                                             As of December 31,
                                                                        2002
 -------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------
   John V. Murphy,    $0airman, Chief Executive Officer and director (since    $0
                      June 2001) and President (since September 2000) of the
                      Manager; President and a director or trustee of other
                      Oppenheimer funds; President and a director (since July
                      2001) of Oppenheimer Acquisition Corp. (the Managers
                      parent holding company) and of Oppenheimer Partnership
                      Holdings, Inc. (a holding company subsidiary of the
                      Manager); a director (since November 2001) of
                      OppenheimerFunds Distributor, Inc. (a subsidiary of the
                      Manager); Chairman and a director (since July 2001) of
                      Shareholder Services, Inc. and of Shareholder Financial
                      Services, Inc. (transfer agent subsidiaries of the
                      Manager); President and a director (since July 2001) of
                      OppenheimerFunds Legacy Program (a charitable trust
                      program established by the Manager); a director of the
                      investment advisory subsidiaries of the Manager: OFI
                      Institutional Asset Management, Inc. and Centennial
                      Asset Management Corporation (since November 2001),
                      HarbourView Asset Management Corporation and OFI
                      Private Investments, Inc. (since July 2001); President
                      (since November 1, 2001) and a director (since July
                      2001) of Oppenheimer Real Asset Management, Inc.; a
                      director (since November 2001) of Trinity Investment
                      Management Corp. and Tremont Advisers, Inc. (Investment
                      advisory affiliates of the Manager); Executive Vice
                      President (since February 1997) of Massachusetts Mutual
                      Life Insurance Company (the Managers parent company);
                      a director (since June 1995) of DLB Acquisition
                      Corporation (a holding company that owns the shares of
                      David L. Babson &amp; Company, Inc.); formerly, Chief
                      Operating Officer (September 2000-June 2001) of the
                      Manager; President and trustee (November 1999-November
                      2001) of MML Series Investment Fund and MassMutual
                      Institutional Funds (open-end investment companies); a
                      director (September 1999-August 2000) of C.M. Life
                      Insurance Company; President, Chief Executive Officer
   President,         and director (September 1999-August 2000) of MML Bay
   Manager and        State Life Insurance Company; a director (June
   Chairman of the    1989-June 1998) of Emerald Isle Bancorp and Hibernia
   Board of Managers  Savings Bank (a wholly-owned subsidiary of Emerald Isle
   Since 2002         Bancorp). Oversees 74 portfolios in the
   Age: 53            OppenheimerFunds complex.
   -----------------------------------------------------------------------------------
      The address of the Officers in the chart below is as follows: for Mr.
Zack and Mses. Lee and Feld, 498 Seventh Avenue, New York, NY 10018, for
Messrs. Masterson, Vottiero and Wixted and Mses. Bechtolt and Ives, 6803 S.
Tucson Way, Centennial, CO 80112-3924. Each Officer serves for an annual term or until his or her earlier resignation, death or removal.

-------------------------------------------------------------------------------------
                                Officers of the Fund
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,
Position(s) Held with
Fund,
Length of Service,
Age                         Principal Occupation(s) During Past 5 Years
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Brian W. Wixted,            Senior Vice President and Treasurer (since March 1999)
Treasurer, Principal        of the Manager; Treasurer (since March 1999) of
Financial and Accounting    HarbourView Asset Management Corporation, Shareholder
Officer since 2002          Services, Inc., Oppenheimer Real Asset Management
Age: 43                     Corporation, Shareholder Financial Services, Inc.,
                            Oppenheimer Partnership Holdings, Inc., OFI Private
                            Investments, Inc. (since March 2000), OppenheimerFunds
                            International Ltd. and Oppenheimer Millennium Funds plc
                            (since May 2000) and OFI Institutional Asset
                            Management, Inc. (since November 2000); Treasurer and
                            Chief Financial Officer (since May 2000) of Oppenheimer
                            Trust Company (a trust company subsidiary of the
                            Manager); Assistant Treasurer (since March 1999) of
                            Oppenheimer Acquisition Corp. and OppenheimerFunds
                            Legacy Program (since April 2000); formerly Principal
                            and Chief Operating Officer (March 1995-March 1999) of
                            Bankers Trust Company-Mutual Fund Services Division. An
                            officer of 90 portfolios in the OppenheimerFunds
                            complex.
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Connie Bechtolt,            Assistant Vice President of the Manager  (since
Assistant Treasurer since   September 1998); formerly Manager/Fund Accounting
2002                        (September 1994-September 1998) of the Manager. An
Age: 39                     officer of 90 portfolios in the OppenheimerFunds
                            complex.
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Philip Vottiero,            Vice President/Fund Accounting of the Manager (since
Assistant Treasurer since   March 2002; formerly Vice President/Corporate
2002                        Accounting of the Manager (July 1999-March 2002) prior
Age: 40                     to which he was Chief Financial Officer at Sovlink
                            Corporation (April 1996-June 1999). An officer of 90
                            portfolios in the OppenheimerFunds complex.
-------------------------------------------------------------------------------------
 ------------------------------------------------------------------------------------
 Robert G. Zack,    Senior Vice President (since May 1985) and General
 Secretary since    Counsel (since February 2002) of the Manager; General
 2002               Counsel and a director (since November 2001) of
 Age: 54            OppenheimerFunds Distributor, Inc.; Senior Vice
                    President and General Counsel (since November 2001) of
                    HarbourView Asset Management Corporation; Vice
                    President and a director (since November 2000) of
                    Oppenheimer Partnership Holdings, Inc.; Senior Vice
                    President, General Counsel and a director (since
                    November 2001) of Shareholder Services, Inc.,
                    Shareholder Financial Services, Inc., OFI Private
                    Investments, Inc., Oppenheimer Trust Company and OFI
                    Institutional Asset Management, Inc.; General Counsel
                    (since November 2001) of Centennial Asset Management
                    Corporation; a director (since November 2001) of
                    Oppenheimer Real Asset Management, Inc.; Assistant
                    Secretary and a director (since November 2001) of
                    OppenheimerFunds International Ltd.; Vice President
                    (since November 2001) of OppenheimerFunds Legacy
                    Program; Secretary (since November 2001) of Oppenheimer
                    Acquisition Corp.; formerly Acting General Counsel
                    (November 2001-February 2002) and Associate General
                    Counsel (May 1981-October 2001) of the Manager;
                    Assistant Secretary of Shareholder Services, Inc. (May
                    1985-November 2001), Shareholder Financial Services,
                    Inc. (November 1989-November 2001); OppenheimerFunds
                    International Ltd. And Oppenheimer Millennium Funds plc
                    (October 1997-November 2001). An officer of 90
                    portfolios in the OppenheimerFunds complex.
 ------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
 Katherine P.       Vice President and Senior Counsel (since July 1999) of
 Feld,              the Manager; Vice President (since June 1990) of
 Assistant          OppenheimerFunds Distributor, Inc.; Director, Vice
 Secretary since    President and Assistant Secretary (since June 1999) of
 2002               Centennial Asset Management Corporation; Vice President
 Age: 45            (since 1997) of Oppenheimer Real Asset Management,
                    Inc.; formerly Vice President and Associate Counsel of
                    the Manager (June 1990-July 1999). An officer of 90
                    portfolios in the OppenheimerFunds complex.
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Kathleen T. Ives,           Vice President and Assistant Counsel (since June 1998)
Assistant Secretary since   of the Manager; Vice President (since 1999) of
2002                        OppenheimerFunds Distributor, Inc.; Vice President and
Age: 37                     Assistant Secretary (since 1999) of Shareholder
                            Services, Inc.; Assistant Secretary (since December
                            2001) of OppenheimerFunds Legacy Program and
                            Shareholder Financial Services, Inc.; formerly
                            Assistant Vice President and Assistant Counsel of the
                            Manager (August 1997-June 1998); Assistant Counsel of
                            the Manager (August 1994-August 1997). An officer of 90
                            portfolios in the OppenheimerFunds complex.
-------------------------------------------------------------------------------------
                            ---------------------------------------------------------
                             Assistant Vice President and Assistant Counsel
                             of the Manager (since
                             December 2000); formerly
                             an attorney and Assistant
                             Secretary of Van Eck
Dina C. Lee,                 Global (until December
Assistant Secretary since    2000). An officer of 7
2002                         portfolios in the
Age: 33                      OppenheimerFunds complex.
                            ---------------------------------------------------------
-------------------------------------------------------------------------------------
Philip T. Masterson,         Vice President and
Assistant Secretary since    Assistant Counsel of the
2002                         Manager (since July
Age: 39                      1998); formerly, an
                             associate with Davis,
                             Graham, &amp; Stubbs LLP
                             (January 1997-June 1998).
                             An officer of 90
                             portfolios in the
                             OppenheimerFunds complex.
-------------------------------------------------------------------------------------

            The  Managers   serve  on  the  Board  for  terms  of   indefinite
duration.  A  Manager's  position  in  that  capacity  will  terminate  if the
Manager is removed,  resigns or is subject to various disabling events such as death or  incapacity.  A Manager may resign upon 90 days' prior written notice to the other Managers,  and may be removed either by vote of two-thirds of the
Managers  not subject to the removal  vote or vote of the Members  holding not less than  two-thirds of the total number of votes  eligible to be cast by all
Members.  The Managers  will render  assistance  to Members on the question of the  removal of  Managers  in the  manner  required  by  Section  16(c) of the
Investment  Company  Act.  In the event of any  vacancy in the  position  of a
Manager,  the  remaining  Managers  may  appoint an  individual  to serve as a
Manager,  so long as immediately after such appointment at least two-thirds of the  Managers  then  serving  would  have been  elected  by the  Members.  The
Managers  may call a meeting of Members to fill any vacancy in the position of a Manager,  and must do so within 60 days after any date on which Managers who were  elected by the Members  cease to  constitute  a majority of the Managers then serving.  If no Manager  remains to manage the business of the Fund,  OFI may manage and control the Fund,  but must convene a meeting of Members within
60 days for the purpose of either  electing  new  Managers or  dissolving  the
Fund.

      |X|         Remuneration of Managers. The officers of the Fund and one of the Managers of the Fund (Mr. Murphy) who are affiliated with the Adviser receive no salary or fee from the Fund. The Managers of the Fund received the compensation shown below from the Fund for the fiscal year ended March 31,
2003. The compensation from all of the Board IV Funds represents compensation received as a trustee, manager or member of a committee (if applicable) of the boards of those funds during the calendar year ended December 31, 2002.

COMPENSATION

--------------------------------------------------------------------------
Manager Name and Other Fund          Aggregate        Total Compensation
                                                      From Fund and Fund
                                                       Complex Paid to
                                 Compensation from    Managers (4 funds)
Position(s) (as applicable)            Fund1                 2, *
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Ronald J. Abdow                        $6,623              $18,000
Audit Committee Member
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Eustis Walcott                         $6,623              $18,000
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Joseph M. Wikler                       $6,623              $18,000
Audit Committee Chairman
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Peter I. Wold                          $6,623              $18,000
Audit Committee Member
--------------------------------------------------------------------------
1.    Aggregate   Compensation   from   Fund   includes   fees  and   deferred
   compensation, if any, for a Manager.
2. Total Compensation  includes  compensation paid only by the following Board
IV Funds which began operations  prior to December 31, 2002:  Oppenheimer Real
Estate Fund,  Oppenheimer  Multi Cap Value Fund,  Oppenheimer  Tremont  Market
Neutral Fund, LLC and Oppenheimer Tremont Opportunity Fund, LLC.

* For purposes of this section only,  Fund Complex  includes the Oppenheimer funds,  MassMutual  Institutional  Funds  and MML  Series  Investment  Fund in
accordance  with  the  instructions  for  Form  N-2.  The  Manager  does  not consider  MassMutual  Institutional Funds and MML Series Investment Fund to be
part of the  OppenheimerFunds  Fund  Complex  as that term may be  otherwise interpreted.

            The  Managers  who  are  not  employees  of  OFI,   including  its
affiliates,  are each paid an annual  retainer of $16,000 and per meeting fees of $500.  The other  Managers  receive  no annual or other fees from the Fund.
All  Managers  are  reimbursed  by the Fund for their  reasonable  travel  and
out-of-pocket   expenses.   The   Managers  do  not  receive  any  pension  or
retirement  benefits  from the Fund.  The  officers of the Fund do not receive any additional compensation from the Fund.

                         INVESTMENT ADVISORY SERVICES

THE INVESTMENT ADVISER

            OFI  serves  as the  Fund's  investment  adviser,  subject  to the ultimate  supervision  of and  subject  to  any  policies  established  by the
Board.  OFI  is  a  majority  owned  subsidiary  of  Oppenheimer   Acquisition
Corporation,  which  in turn is a wholly  owned  subsidiary  of  Massachusetts
Mutual Life Insurance Company ("MassMutual").

            Pursuant to the terms of an investment  advisory agreement entered into  between  the  Fund  and OFI  dated  November  20,  2001  (the  "Advisory
Agreement"),  OFI is responsible for developing,  implementing and supervising the Fund's  investment  program and in connection  therewith  shall  regularly provide investment advice and  recommendations to the Fund with respect to its investments,  investment  policies and purchases  and sales of securities  for the Fund and arranging for the purchase and sale of such securities.

            OFI is  authorized,  subject  to the  approval  of the  Board  and
Members,  to  retain  one  of  its  affiliates  to  provide  any or all of the investment  advisory services required to be provided to the Fund or to assist
OFI  in  providing  these  services,  subject  to  the  requirement  that  OFI supervise the rendering of any such services to the Fund by its affiliates.

            As compensation for services  required to be provided by OFI under the Advisory  Agreement,  the Fund will pay OFI a monthly fee (the "Management
Fee")  computed  at the  annual  rate  of  1.00%  of the  aggregate  value  of outstanding  Interests  determined as of the last day of the month (before any repurchases  of Interests or Incentive  Allocations,  as defined  below).  OFI
(or an affiliated  company of OFI that it  designates)  is also entitled to be the special  advisory member of the Fund (the "Special  Advisory  Member") and to receive in such capacity a performance-based  incentive  allocation that is determined as a percentage of the net profits of the Fund otherwise  allocable to each Member (the  "Incentive  Allocation").  The method of  computation  of the Incentive Allocation is described in the prospectus.

            The  Advisory  Agreement  was  approved by the Board  (including a majority  of the  Independent  Managers),  at a  meeting  held  in  person  on
November  19,  2001,  and was  approved on November  20, 2001 by OFI, the then sole  Member of the Fund.  It has an  initial  term of two years from the date of its execution,  and may be continued in effect from year to year thereafter if  such  continuance  is  approved  annually  by the  Board  or by  vote of a majority of the outstanding  voting  securities of the Fund;  provided that in
either  event  the   continuance  is  also  approved  by  a  majority  of  the
Independent  Managers  by vote  cast in person  at a  meeting  called  for the purpose of voting on such  approval.  The  Advisory  Agreement  is  terminable without penalty,  on 60 days' prior written notice: by the Board; by vote of a majority of the  outstanding  voting  securities  of the Fund;  or by OFI. The
Advisory  Agreement also provides that it will terminate  automatically in the event of its  "assignment,"  as defined by the Investment  Company Act and the rules thereunder.

            The  Advisory  Agreement  provides  that in the absence of willful misfeasance,  bad faith,  gross negligence in the performance of its duties or
reckless   disregard  of  its   obligations  and  duties  under  the  Advisory
Agreement,  OFI is  not  liable  for  any  loss  the  Fund  sustains  for  any investment,  adoption  of any  investment  policy,  or the  purchase,  sale or retention  of any  security.  In  addition,  it  provides  that OFI may act as investment adviser for any other person,  firm or corporation and use the name
"Oppenheimer" in connection with other  investment  companies for which it may act as investment adviser or general  distributor.  If OFI shall no longer act as investment  adviser of the Fund,  OFI may withdraw the right of the Fund to use the name "Oppenheimer" as part of its name.

            OFI or its designee maintains the Fund's accounts, books and other documents required to be maintained under the Investment Company Act at
OppenheimerFunds, Inc., 498 Seventh Avenue, New York, New York 10018.

            Portfolio  Proxy Voting.  OppenheimerFunds,  Inc. has delegated to
Tremont Partners,  Inc., as the Funds investment sub-adviser,  responsibility for  voting  proxies  relating  to  securities  owned  by the  Fund.  The Fund invests primarily in private  investment  partnerships and similar  investment vehicles,  which are not voting securities.  To the extent the Fund invests in voting  securities,  if  any,  the  Funds  primary  consideration  in  voting portfolio  proxies  would  be the  financial  interests  of the  Fund  and its shareholders.

THE INVESTMENT MANAGER

            As authorized by the Advisory  Agreement,  Tremont Partners,  Inc.
("Tremont"),  an  affiliate  of OFI,  has  been  assigned  responsibility  for providing  day-to-day  investment  management services to the Fund, subject to the  supervision of OFI.  Tremont is primarily  responsible  for the selection of  Portfolio  Managers  and the  allocation  of the  assets  of the  Fund for investment among the Portfolio Managers.  In addition,  Tremont is responsible for  investing the cash portion of the Fund's assets not invested in Portfolio
Funds or through  Portfolio  Accounts.  Tremont is a majority owned subsidiary of  Oppenheimer  Acquisition  Corporation,  which  in turn is a  wholly  owned subsidiary of MassMutual.

            Tremont  provides  services to the Fund pursuant to the terms of a sub-advisory  agreement  entered  into  between  OFI and  Tremont  dated as of
November 20, 2001 (the  "Sub-Advisory  Agreement").  In  consideration  of the services  provided by Tremont,  OFI pays a monthly fee to Tremont equal to 50%
of the amount of the  Management  Fee earned by OFI  pursuant to the  Advisory
Agreement.  In addition,  OFI has designated  Tremont as the Special  Advisory
Member of the Fund.  In such  capacity,  Tremont is  entitled  to receive  the allocation  from the net  profits  of the  Fund  otherwise  allocable  to each
Member (the  "Incentive  Allocation").  As  discussed in the  prospectus,  the
Incentive  Allocation  is a  performance-based  allocation  equal to 5% of net profits,  if any, of the Fund in excess of a Preferred  Return that  otherwise would have been  credited to the capital  account of each  Member.  The method of computation of the Incentive Allocation is described in the prospectus.

            The Sub-Advisory  Agreement was approved by the Board (including a majority  of the  Independent  Managers),  at a  meeting  held  in  person  on
November  19,  2001,  and was  approved on November  20, 2001 by OFI, the then sole  Member of the Fund.  It has an  initial  term of two years from the date of its execution,  and may be continued in effect from year to year thereafter if  such  continuance  is  approved  annually  by the  Board  or by  vote of a majority of the outstanding  voting  securities of the Fund;  provided that in
either  event  the   continuance  is  also  approved  by  a  majority  of  the
Independent  Managers  by vote  cast in person  at a  meeting  called  for the purpose of voting on such approval.  The Sub-Advisory  Agreement is terminable without penalty,  on 60 days' prior written notice: by the Board; by vote of a majority  of the  outstanding  voting  securities  of the Fund;  by OFI; or by
Tremont.  The  Sub-Advisory  Agreement  also provides  that it will  terminate automatically  in the event of its  "assignment," as defined by the Investment
Company Act and the rules thereunder.

            The  Sub-Advisory  Agreement  provides  that  in  the  absence  of willful  misfeasance,  bad faith,  gross  negligence in the performance of its duties or reckless  disregard of its obligations and duties under the Advisory
Agreement,  Tremont  is not liable to the Fund or to OFI for any loss the Fund sustains  for  any  investment,  adoption  of any  investment  policy,  or the purchase,  sale or retention of any  security.  In addition,  it provides that
Tremont  may  act  as  investment  adviser  for  any  other  person,  firm  or corporation  and use the name  "Tremont" in connection  with other  investment companies  for which it may act as  investment  adviser.  If Tremont  shall no longer act as investment  manager of the Fund,  Tremont may withdraw the right of the Fund to use the name "Tremont" as part of its name.

FUND EXPENSES

            The  Fund  will  bear  all  costs  and  expenses  incurred  in its business and operations other than those specifically  required to be borne by
OFI pursuant to the Advisory  Agreement.  Costs and expenses borne by the Fund include, but are not limited to, the following:
o     all costs and expenses  directly related to investment  transactions and
                  positions  for  the  Fund's  account,   including,  but  not
                  limited to, brokerage  commissions,  research fees, interest and commitment fees on loans and debit  balances,  borrowing charges on  securities  sold short,  dividends on securities sold but not yet  purchased,  custodial  fees,  margin fees, transfer  taxes and  premiums,  taxes  withheld  on  foreign
                  dividends  and  indirect   expenses  from   investments   in
                  Portfolio Funds;
o     all costs and expenses  associated  with the operation and  registration of the Fund,  offering  costs  and the  costs of  compliance with, any applicable Federal and state laws;
o     all costs and expenses  associated with the  organization  and operation of separate  investment funds managed by Portfolio  Managers retained by the Fund;
o     the  costs  and  expenses  of  holding  meetings  of the  Board  and any meetings of Members,  including  costs  associated  with the preparation and dissemination of proxy materials;
o     the  fees  and  disbursements  of Fund  counsel,  legal  counsel  to the
                  Independent Managers,  independent auditors for the Fund and other  consultants  and  professionals  engaged on behalf of the Fund;
o     the Management Fee;
o     the  fees   payable   to   custodians   and  other   persons   providing
                  administrative services to the Fund;
o     the costs of a fidelity  bond and any  liability  insurance  obtained on behalf of the Fund or the Board;
o     all costs and  expenses  of  preparing,  setting in type,  printing  and distributing  reports and other  communications  to Members;
                  and
o     such other types of  expenses  as may be  approved  from time to time by the Board of Managers.

            The Portfolio Funds will bear all expenses  incurred in connection with their  operations.  These  expenses are similar to those  incurred by the
Fund. The Portfolio  Managers  generally will charge  asset-based  fees to and
receive   performance-based   allocations  from  the  Portfolio  Funds,  which
effectively will reduce the investment  returns of the Portfolio Funds and the amount  of any  distributions  from the  Portfolio  Funds to the  Fund.  These expenses,  fees and  allocations  will be in addition to those incurred by the
Fund itself.

      The  Adviser  assumed all  offering  costs  associated  with the initial registration and offering of Interests by way of a special  allocation of such costs  directly  to the  capital  account of the  Adviser.  In  addition,  the
Adviser  assumed  all  organizational  expenses  directly  at the  time of the seeding of the Fund.

CODES OF ETHICS

            The Fund,  OFI,  Tremont and  OppenheimerFunds  Distributor,  Inc.
("OFDI"),  the Fund's  distributor,  have each  adopted  codes of ethics.  The codes are designed to detect and prevent  improper  personal  trading by their
personnel,   including  investment  personnel,  that  might  compete  with  or otherwise  take  advantage  of  the  Fund's  portfolio  transactions.  Covered persons  include  the  Managers  and the  officers  and  directors  of OFI and
Tremont,  as well as  employees  of OFI and Tremont  having  knowledge  of the investments  and  investment  intentions  of the  Fund.  The  codes of  ethics permit  persons  subject  to the  Code  to  invest  in  securities,  including securities  that may be purchased or held by the Fund,  subject to a number of restrictions  and controls.  Compliance  with the codes of ethics is carefully monitored and enforced.

            The  codes of  ethics  are  included  as  exhibits  to the  Fund's registration  statement filed with the Securities and Exchange  Commission and can be reviewed and copied at the SEC's Public  Reference  Room in Washington,
D.C.  Information  on  the  operation  of the  Public  Reference  Room  may be obtained  by  calling  the SEC at  1-202-942-8090.  The  codes of  ethics  are
available   on  the   EDGAR   database   on  the   SEC's   Internet   site  at
http://www.sec.gov,  and also may be obtained, after paying a duplicating fee, by electronic  request at the following  E-mail  address:  publicinfo@sec.gov,
or  by  writing  the  SEC's  Public  Reference   Section,   Washington,   D.C.
20549-0102.

                            CONFLICTS OF INTEREST
OFI

            OFI and its affiliates manage the assets of registered  investment companies  other than the Fund and  provide  investment  advisory  services to other  accounts.  The Fund has no  interest in these  activities.  OFI and its officers or  employees  who assist in  providing  services to the Fund will be engaged  in  substantial  activities  other than on behalf of the Fund and may have conflicts of interest in allocating  their time and activity  between the
Fund and other  registered  investment  companies and accounts managed by OFI.
OFI and its  officers and  employees  will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

TREMONT

            Tremont also  provides  investment  advisory  and other  services, directly and through  affiliates,  to various entities and accounts other than
the  Fund   ("Tremont   Accounts").   The  Fund  has  no   interest  in  these
activities.  Tremont  and the  investment  professionals  who,  on  behalf  of
Tremont,  will  provide  investment  advisory  services  to the  Fund  will be engaged in substantial  activities  other than on behalf of the Fund, may have differing  economic  interests  in  respect of such  activities,  and may have conflicts of interest in allocating  their time and activity  between the Fund and the Tremont  Accounts.  Such  persons will devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

            Tremont expects to employ an investment  program for the Fund that is substantially  similar to the investment program employed by it for certain
Tremont  Accounts,  including  a private  investment  partnership  that has an investment  program that is  substantially  the same as the Fund's  investment program.  As a general  matter,  Tremont will  consider  participation  by the
Fund in all appropriate investment  opportunities that are under consideration for those other Tremont Accounts.  There may be circumstances,  however, under which  Tremont  will  cause one or more  Tremont  Accounts  to commit a larger percentage of their  respective  assets to an investment  opportunity  than to which Tremont will commit the Fund's assets.  There also may be  circumstances under  which  Tremont  will  consider  participation  by Tremont  Accounts  in investment  opportunities in which Tremont does not intend to invest on behalf of the Fund, or vice versa.

            Tremont will evaluate for the Fund and for each Tremont  Account a variety of factors  that may be relevant in  determining  whether a particular investment  opportunity or strategy is  appropriate  and feasible for the Fund or a Tremont Account at a particular time, including,  but not limited to, the following:  (1) the nature of the investment  opportunity taken in the context of the other  investments  at the time;  (2) the  liquidity of the  investment
relative  to  the  needs  of  the  particular  entity  or  account;   (3)  the
availability of the opportunity (i.e., size of obtainable  position);  (4) the transaction costs involved;  and (5) the investment or regulatory  limitations applicable to the particular entity or account.  Because these  considerations may  differ  for the Fund  and the  Tremont  Accounts  in the  context  of any particular investment  opportunity,  the investment activities of the Fund and the Tremont  Accounts may differ from time to time. In addition,  the fees and expenses  of  the  Fund  will  differ  from  those  of the  Tremont  Accounts.
Accordingly,  the future performance of the Fund and the Tremont Accounts will vary.

            When Tremont  determines that it would be appropriate for the Fund and one or more Tremont  Accounts to participate in an investment  transaction in the same  Portfolio  Fund or other  investment  at the same  time,  it will attempt  to  aggregate,  place and  allocate  orders on a basis  that  Tremont believes to be fair and equitable,  consistent with its responsibilities under applicable  law.  Decisions  in this  regard are  necessarily  subjective  and there is no requirement that the Fund participate,  or participate to the same extent as the Tremont  Accounts,  in all  investments or trades.  However,  no participating entity or account will receive  preferential  treatment over any other and Tremont  will take steps to ensure that no  participating  entity or account will be  systematically  disadvantaged by the  aggregation,  placement and allocation of orders and investments.

            Situations   may   occur,   however,   where  the  Fund  could  be
disadvantaged  because of the investment  activities  conducted by Tremont for the Tremont  Accounts.  Such  situations  may be based on, among other things,
the  following:   (1)  legal  restrictions  or  other  limitations  (including limitations  imposed by Portfolio Managers with respect to Portfolio Funds) on the combined size of positions  that may be taken for the Fund and the Tremont
Accounts,   thereby   limiting  the  size  of  the  Fund's   position  or  the
availability of the investment opportunity;  (2) the difficulty of liquidating an investment  for the Fund and the Tremont  Accounts  where the market cannot absorb the sale of the combined  positions;  and (3) the determination  that a particular  investment  is  warranted  only if hedged  with an option or other instrument  and  there is a  limited  availability  of such  options  or other instruments.  In particular,  the Fund may be legally restricted from entering into a "joint  transaction"  (as defined in the  Investment  Company Act) with the Tremont  Accounts  with  respect to the  securities  of an issuer  without first obtaining exemptive relief from the SEC.  See "Other Matters" below.

            Directors,  officers,  employees and affiliates of Tremont may buy and sell  securities or other  investments for their own accounts and may have actual or potential  conflicts of interest with respect to investments made on behalf  of  the  Fund.  As  a  result  of  differing  trading  and  investment strategies or  constraints,  positions  may be taken by  directors,  officers, employees and affiliates of Tremont,  or by Tremont for the Tremont  Accounts,
that are the same,  different or made at a different time than positions taken for the Fund.

OTHER MATTERS

            Except in accordance with  applicable law, OFI,  Tremont and their affiliates  are not  permitted to buy  securities or other  property  from, or sell  securities or other property to, the Fund.  However,  subject to certain conditions  imposed by applicable rules under the Investment  Company Act, the
Fund may effect certain principal  transactions in securities with one or more accounts  managed  by OFI or  Tremont,  except for  accounts  as to which OFI,
Tremont or any of their affiliates  serves as a general partner or as to which they may be deemed to be an  affiliated  person  (or an  affiliated  person of such a person),  other  than an  affiliation  that  results  solely  from OFI,
Tremont or one of their  affiliates  serving as an  investment  adviser to the account.  These transactions would be made in circumstances  where Tremont has determined  it would be  appropriate  for the Fund to purchase (or sell),  and
Tremont or OFI has determined it would be appropriate  for another  account to sell (or purchase), the same security or instrument on the same day.

            Future   investment   activities   of  OFI,   Tremont   and  their
affiliates,  and of their  respective  directors,  officers or employees,  may give rise to additional conflicts of interest.

                                 TAX ASPECTS
            The  following  is a summary  of  certain  aspects  of the  income taxation  of the  Fund  and  its  Members  which  should  be  considered  by a prospective  Member.  The Fund  has not  sought  a  ruling  from the  Internal
Revenue  Service (the  "Service") or any other Federal,  state or local agency with respect to any of the tax issues  affecting the Fund, nor has it obtained an opinion of counsel  with  respect to any Federal tax issues  other than the characterization of the Fund as a partnership for Federal income tax purposes.

            This  summary  of  certain  aspects  of  the  Federal  income  tax treatment  of the Fund is based upon the  Internal  Revenue  Code of 1986,  as
amended  (the  "Code"),   judicial   decisions,   Treasury   Regulations  (the
"Regulations")  and rulings in existence on the date hereof,  all of which are subject  to  change.  This  summary  does not  discuss  the  impact of various
proposals  to  amend  the  Code  which  could   change   certain  of  the  tax
consequences  of an  investment  in the  Fund.  This  summary  also  does  not discuss  all of the tax  consequences  that may be  relevant  to a  particular investor  or to  certain  investors  subject to  special  treatment  under the
Federal income tax laws, such as insurance companies.

            EACH  PROSPECTIVE  MEMBER SHOULD  CONSULT WITH ITS OWN TAX ADVISER
IN ORDER FULLY TO UNDERSTAND THE FEDERAL,  STATE, LOCAL AND FOREIGN INCOME TAX
CONSEQUENCES OF AN INVESTMENT IN THE FUND.

            In addition to the  particular  matters set forth in this section, tax-exempt  organizations  should  review  carefully  those  sections  of  the prospectus  and the SAI  regarding  liquidity and other  financial  matters to ascertain  whether the investment  objectives of the Fund are consistent  with their overall  investment plans.  Each prospective  tax-exempt Member is urged to consult its own counsel regarding the acquisition of Interests.

Tax Treatment of Fund Operations

     Classification  of the Fund.  The Fund has  received  an opinion of Schulte
Roth  &amp;   Zabel  LLP,  Special  Fund  Counsel,  that  under  the
provisions  of the Code and the  Regulations,  as in  effect  on the date of the opinion,  as well as under the relevant authority  interpreting the Code and the
Regulations,  and based upon certain representations of the Board, the Fund will be treated as a  partnership  for  Federal  income  tax  purposes  and not as an association taxable as a corporation.

            Under  Section 7704 of the Code,  "publicly  traded  partnerships"
are generally  treated as  corporations  for Federal  income tax  purposes.  A publicly  traded  partnership  is any  partnership  the interests in which are traded on an established  securities market or which are readily tradable on a secondary  market (or the substantial  equivalent  thereof).  Interests in the
Fund will not be  traded  on an  established  securities  market.  Regulations concerning the classification of partnerships as publicly traded  partnerships
(the  "Section7704  Regulations")  provide  certain safe harbors  under which interests  in a  partnership  will not be  considered  readily  tradable  on a secondary  market (or the substantial  equivalent  thereof).  The Fund may not be  eligible  for any of  those  safe  harbors.  In  particular,  it will  not qualify under the private  placement safe harbor set forth in the Section 7704
Regulations if the Fund has more than 100 Members.

     The Section  7704  Regulations  specifically  provide  that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining  whether  interests  in a  partnership  are  readily  tradable  on a secondary market (or the substantial equivalent thereof).  Rather, in this event the  partnership's  status is examined  under a general facts and  circumstances test set forth in the Section 7704 Regulations.  Schulte Roth  &amp;
Zabel  LLP  also  will   render  its  opinion   that,   under  this  "facts  and
circumstances"  test, and based upon the  anticipated  operations of the Fund as well as the  legislative  history to Section 7704,  the text of the Section 7704
Regulations and certain  representations of the Board, the interests in the Fund will  not  be  readily  tradable  on a  secondary  market  (or  the  substantial equivalent  thereof)  and,  therefore,  that the Fund will not be  treated  as a publicly traded partnership taxable as a corporation.

            Neither of the opinions of counsel  described above,  however,  is binding on the  Service or the  courts.  If it were  determined  that the Fund should be treated as an association or a publicly traded  partnership  taxable as a corporation  for Federal income tax purposes (as a result of a successful challenge  to  such  opinions  by  the  Service,  changes  in  the  Code,  the
Regulations or judicial  interpretations thereof, a material adverse change in facts,  or  otherwise),  the  taxable  income of the Fund  would be subject to corporate  income  tax when  recognized  by the  Fund;  distributions  of such income,  other than in certain  redemptions of Interests,  would be treated as dividend  income when  received by the Members to the extent of the current or accumulated  earnings  and  profits  of the  Fund;  and  Members  would not be entitled to report profits or losses realized by the Fund.

            UNLESS   OTHERWISE   INDICATED,   REFERENCES   IN  THE   FOLLOWING
DISCUSSION OF THE TAX CONSEQUENCES OF FUND  INVESTMENTS,  ACTIVITIES,  INCOME,
GAIN AND LOSS, INCLUDE THE DIRECT  INVESTMENTS,  ACTIVITIES,  INCOME, GAIN AND
LOSS OF THE FUND, AND THOSE  INDIRECTLY  ATTRIBUTABLE  TO THE FUND AS A RESULT
OF IT BEING AN INVESTOR IN A PORTFOLIO FUND.

            As a  partnership,  the  Fund is not  itself  subject  to  Federal income tax. The Fund files an annual  partnership  information return with the
Service  which reports the results of  operations.  Each Member is required to report  separately  on its income tax  return  its  distributive  share of the
Fund's net  long-term  capital gain or loss,  net  short-term  capital gain or loss and all other items of ordinary  income or loss.  Each Member is taxed on its  distributive  share of the Fund's taxable  income and gain  regardless of whether it has received or will receive a distribution from the Fund.

            Allocation  of Profits and Losses.  Under the LLC  Agreement,  the
Fund's  net  capital   appreciation  or  net  capital  depreciation  for  each
accounting  period  is  allocated  among  the  Members  and to  their  capital accounts  without  regard to the amount of income or loss actually  recognized by the Fund for Federal income tax purposes.  The LLC Agreement  provides that items of income,  deduction,  gain, loss or credit actually  recognized by the
Fund for each  fiscal  year  generally  are to be  allocated  for  income  tax purposes  among the Members  pursuant to  Regulations  issued  under  Sections
704(b) and 704(c) of the Code,  based upon  amounts of the Fund's net  capital appreciation or net capital  depreciation  allocated to each Member's  capital account for the current and prior fiscal years.

            Under the LLC Agreement,  the Board has the discretion to allocate specially an amount of the Fund's capital gain (including  short-term  capital gain) for Federal income tax purposes to the Special  Advisory Member and to a withdrawing  Member to the extent  that the  Special  Advisory  Member's  or a
Member's  capital  account  balance  exceeds the  Federal  income tax basis in their  respective  Interests.  There can be no  assurance  that,  if the Board makes such a special allocation,  the Service will accept such allocation.  If such  allocation is successfully  challenged by the Service,  the Fund's gains allocable to the remaining Members would be increased.

            Tax  Elections;   Returns;  Tax  Audits.  The  Code  provides  for
optional  adjustments to the basis of partnership  property upon distributions of partnership  property to a partner and transfers of  partnership  interests
(including by reason of death)  provided that a partnership  election has been made  pursuant to Section 754.  Under the LLC  Agreement,  at the request of a
Member, the Board, in its sole discretion,  may cause the Fund to make such an election.  Any such  election,  once  made,  cannot  be  revoked  without  the
Service's  consent.  The actual  effect of any such  election  may depend upon whether any  Portfolio  Fund also makes such an  election.  As a result of the complexity and added expense of the tax accounting  required to implement such an election, the Board presently does not intend to make such election.

            The Board  decides  how to  report  the  partnership  items on the
Fund's tax returns,  and all Members are required  under the Code to treat the items  consistently  on their own returns,  unless they file a statement  with
the  Service   disclosing  the   inconsistency.   Given  the  uncertainty  and
complexity  of the tax laws,  it is  possible  that the  Service may not agree with the manner in which the Fund's  items  have been  reported.  In the event the  income  tax  returns  of the Fund are  audited  by the  Service,  the tax treatment of the Fund's income and  deductions  generally is determined at the limited  liability  company  level  in a  single  proceeding  rather  than  by individual  audits of the Members.  A Member  chosen by the Board,  designated as the "Tax Matters  Partner",  has  considerable  authority to make decisions affecting  the  tax  treatment  and  procedural  rights  of  all  Members.  In addition,  the Tax Matters  Partner has the authority to bind certain  Members to settlement  agreements and the right on behalf of all Members to extend the statute of limitations  relating to the Members' tax liabilities  with respect to Fund items.

Tax Consequences to a Withdrawing Member

            A Member receiving a cash liquidating  distribution from the Fund, in  connection  with a  complete  withdrawal  from the  Fund,  generally  will recognize  capital  gain or loss to the extent of the  difference  between the proceeds  received by such Member and such Member's  adjusted tax basis in its
Interest.  Such capital gain or loss will be  short-term,  long-term,  or some combination of both,  depending upon the timing of the Member's  contributions to the Fund.  However,  a withdrawing Member will recognize ordinary income to
the  extent  such  Member's   allocable   share  of  the  Fund's   "unrealized
receivables"  exceeds the Member's basis in such  unrealized  receivables  (as determined  pursuant  to the  Regulations).  For these  purposes,  accrued but untaxed  market  discount,  if any,  on  securities  held by the Fund  will be treated as an  unrealized  receivable,  with  respect  to which a  withdrawing
Member  would  recognize   ordinary   income.   A  Member   receiving  a  cash
nonliquidating  distribution will recognize income in a similar manner only to the extent that the amount of the distribution  exceeds such Member's adjusted tax basis in its Interest.

            As discussed above, the LLC Agreement  provides that the Board may specially  allocate items of Fund capital gain (including  short-term  capital gain)  to a  withdrawing  Member  to the  extent  its  capital  account  would otherwise  exceed  its  adjusted  tax  basis in its  Interest.  Such a special allocation of gain may result in the withdrawing  Member  recognizing  capital gain, which may include  short-term capital gain, in the Member's last taxable year in the Fund,  thereby  reducing  the  amount of  long-term  capital  gain
recognized   during  the  tax  year  in  which  it  receives  its  liquidating distribution upon withdrawal.

            Distributions of Property.  A partner's  receipt of a distribution of property  from a  partnership  is  generally  not taxable.  However,  under
Section 731 of the Code, a  distribution  consisting of marketable  securities generally is treated as a distribution  of cash (rather than property)  unless the  distributing  partnership  is  an  "investment  partnership"  within  the meaning of Section  731(c)(3)(C)(i) and the recipient is an "eligible partner"
within the meaning of Section  731(c)(3)(C)(iii).  The Fund will  determine at the  appropriate  time whether it qualifies  as an  "investment  partnership."
Assuming it so  qualifies,  if a Member is an "eligible  partner",  which term should include a Member whose  contributions  to the Fund consisted  solely of cash, the recharacterization rule described above would not apply.

Tax Treatment of Fund Investments

            In General.  The Fund expects to act as a trader or investor,  and not as a dealer,  with respect to its  securities  transactions.  A trader and an investor are persons who buy and sell  securities  for their own  accounts.
A dealer,  on the other hand, is a person who purchases  securities for resale to customers rather than for investment or speculation.

            Generally,  the  gains  and  losses  realized  by a  trader  or an investor  on the sale of  securities  are  capital  gains  and  losses.  Thus, subject  to the  treatment  of certain  currency  exchange  gains as  ordinary income (see  "Currency  Fluctuations  - 'Section 988' Gains or Losses"  below)
and certain  other  transactions  described  below,  the Fund expects that its gains and losses from its  securities  transactions  typically will be capital gains and capital  losses.  These capital gains and losses may be long-term or short-term  depending,  in general, upon the length of time the Fund maintains a particular  investment  position and, in some cases,  upon the nature of the transaction.  Property held for more than one year  generally will be eligible for  long-term  capital gain or loss  treatment.  The  application  of certain rules  relating  to short  sales,  to  so-called  "straddle"  and "wash  sale"
transactions and to Section 1256 Contracts  (defined below) may serve to alter the manner in which the Fund's  holding period for a security is determined or may otherwise  affect the  characterization  as  short-term or long-term,  and also the  timing of the  realization,  of certain  gains or losses.  Moreover, the  straddle  rules and short sale rules may  require the  capitalization  of certain related expenses of the Fund.1

            The maximum ordinary income tax rate for individuals is 38.6%2 and, in general,  the maximum individual income tax rate for long-term capital gains is 20%3 (unless the taxpayer  elects to be taxed at ordinary rates - see
"Limitation  on  Deductibility  of Interest and Short Sale  Expenses"  below), although  in all cases the actual  rates may be higher due to the phase out of certain tax deductions,  exemptions and credits.  The excess of capital losses over capital gains may be offset against the ordinary  income of an individual taxpayer,  subject to an annual deduction  limitation of $3,000. For corporate taxpayers,  the maximum income tax rate is 35%.  Capital losses of a corporate taxpayer may be offset only against  capital gains,  but unused capital losses may be carried back three years (subject to certain  limitations)  and carried forward five years.

            The Fund may realize  ordinary  income from dividends and accruals of interest on securities.  The Fund may hold debt  obligations with "original issue  discount." In such case, the Fund would be required to include  amounts in taxable  income on a current basis even though  receipt of such amounts may occur in a subsequent  year. The Fund may also acquire debt  obligations  with
"market   discount."  Upon  disposition  of  such  an  obligation,   the  Fund
generally  would be required to treat gain realized as interest  income to the extent of the  market  discount  which  accrued  during  the  period  the debt obligation  was held by the  Fund.  The Fund may  realize  ordinary  income or loss with respect to its  investments  in  partnerships  engaged in a trade or business.  Income  or loss  from  transactions  involving  certain  derivative instruments,  such  as  swap  transactions,  will  also  generally  constitute ordinary  income or loss. In addition,  amounts,  if any,  payable by the Fund in  connection  with  equity  swaps,  interest  rate swaps,  caps,  floors and collars likely would be considered  "miscellaneous itemized deductions" which,
for  a  noncorporate   Member,   may  be  subject  to  restrictions  on  their
deductibility.   See   "Deductibility  of  Fund  Investment   Expenditures  by
Noncorporate   Members"   below.   Moreover,   gain  recognized  from  certain
"conversion transactions" will be treated as ordinary income.4

            Currency  Fluctuations  - "Section  988"  Gains or Losses.  To the
extent that its  investments  are made in securities  denominated in a foreign currency,  gain or loss  realized by the Fund  frequently  will be affected by the fluctuation in the value of such foreign currencies  relative to the value of the  dollar.  Generally,  gains  or  losses  with  respect  to  the  Fund's investments in common stock of foreign  issuers will be taxed as capital gains or  losses  at the  time of the  disposition  of such  stock.  However,  under
Section 988 of the Code,  gains and losses of the Fund on the  acquisition and disposition of foreign  currency (e.g.,  the purchase of foreign  currency and subsequent  use of the currency to acquire  stock) will be treated as ordinary income or loss.  Moreover,  under Section 988,  gains or losses on disposition
of  debt  securities   denominated  in  a  foreign   currency  to  the  extent
attributable to fluctuation in the value of the foreign  currency  between the date of acquisition  of the debt security and the date of disposition  will be treated as ordinary income or loss.  Similarly,  gains or losses  attributable to  fluctuations  in  exchange  rates  that  occur  between  the time the Fund
accrues   interest  or  other   receivables  or  accrues   expenses  or  other
liabilities  denominated in a foreign  currency and the time the Fund actually collects such  receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

            As indicated  above, the Fund may acquire foreign currency forward contracts,  enter into foreign currency futures  contracts and acquire put and call options on foreign  currencies.  Generally,  foreign  currency  regulated
futures   contracts  and  option  contracts  that  qualify  as  "Section  1256
Contracts"  (see  "Section  1256  Contracts"  below),  will not be  subject to ordinary  income or loss  treatment  under Section 988.  However,  if the Fund acquires  currency futures  contracts or option contracts that are not Section
1256 Contracts,  or any currency forward contracts,  any gain or loss realized by the Fund with respect to such instruments will be ordinary,  unless (i) the contract  is a  capital  asset in the hands of the Fund and is not a part of a straddle  transaction  and (ii) an  election  is made (by the close of the day the  transaction  is entered into) to treat the gain or loss  attributable  to such contract as capital gain or loss.

            Section 1256  Contracts.  In the case of Section  1256  Contracts, the Code  generally  applies a "mark to  market"  system of taxing  unrealized gains and losses on such  contracts and  otherwise  provides for special rules of taxation.  A Section  1256  Contract  includes  certain  regulated  futures contracts,  certain foreign  currency forward  contracts,  and certain options contracts.  Under these rules,  Section 1256 Contracts held by the Fund at the end of each  taxable  year of the Fund are  treated  for  Federal  income  tax purposes as if they were sold by the Fund for their fair  market  value on the last  business  day of such  taxable  year.  The net  gain  or  loss,  if any, resulting  from such deemed  sales  (known as "marking to  market"),  together with any gain or loss resulting  from actual sales of Section 1256  Contracts, must be taken into  account by the Fund in  computing  its taxable  income for such  year.  If a  Section  1256  Contract  held  by the  Fund at the end of a taxable  year is sold in the  following  year,  the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss  previously taken into account under the "mark to market" rules.

            Capital  gains  and  losses  from  such  Section  1256   Contracts
generally  are  characterized  as  short-term  capital  gains or losses to the extent of 40% thereof and as long-term  capital  gains or losses to the extent of 60%  thereof.  Such gains and losses will be taxed under the general  rules described above.  Gains and losses from certain foreign currency  transactions will be treated as ordinary income and losses.  (See "Currency  Fluctuations -
'Section  988'  Gains or  Losses.")  If an  individual  taxpayer  incurs a net capital loss for a year, the portion thereof,  if any, which consists of a net loss on Section  1256  Contracts  may,  at the  election of the  taxpayer,  be carried  back  three  years.  Losses  so  carried  back may be  deducted  only against  net  capital  gain to the  extent  that such gain  includes  gains on
Section 1256 Contracts.

            Mixed  Straddle  Election.  The Code allows a taxpayer to elect to offset gains and losses from positions  which are part of a "mixed  straddle."
A "mixed  straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts.  Pursuant to Temporary Regulations,  the Fund (and
any  Portfolio  Fund) may be eligible to elect to establish  one or more mixed straddle  accounts for certain of its mixed straddle  trading  positions.  The mixed  straddle  account rules require a daily "marking to market" of all open positions  in the  account  and a daily  netting  of  gains  and  losses  from positions in the account.  At the end of a taxable year,  the annual net gains or losses from the mixed  straddle  account are  recognized  for tax purposes.
The application of the Temporary  Regulations' mixed straddle account rules is not entirely  clear.  Therefore,  there is no assurance  that a mixed straddle account election by the Fund will be accepted by the Service.

            Short  Sales.  Gain or  loss  from a short  sale  of  property  is generally  considered  as capital gain or loss to the extent the property used to close the short  sale  constitutes  a capital  asset in the  Fund's  hands.
Except with respect to certain  situations  where the property used to close a short  sale has a  long-term  holding  period  on the date the  short  sale is entered into,  gains on short sales generally are short-term  capital gains. A loss on a short sale will be treated as a  long-term  capital  loss if, on the date of the short sale,  "substantially  identical  property" has been held by the Fund for more than one year. In addition,  these rules may also  terminate the running of the holding period of "substantially  identical  property" held by the Fund.

            Gain or loss on a short sale will  generally not be realized until such time that the short  sale is closed.  However,  if the Fund holds a short sale position with respect to stock,  certain debt  obligations or partnership interests  that has  appreciated  in value and then acquires  property that is the same as or  substantially  identical to the property sold short,  the Fund generally  will recognize gain on the date it acquires such property as if the short  sale were  closed on such date with such  property.  Similarly,  if the
Fund holds an appreciated  financial  position with respect to stock,  certain debt obligations,  or partnership  interests and then enters into a short sale with  respect  to the  same or  substantially  identical  property,  the  Fund generally will recognize gain as if the  appreciated  financial  position were sold at its fair market  value on the date it enters into the short sale.  The subsequent  holding  period for any  appreciated  financial  position  that is subject  to  these  constructive  sale  rules  will be  determined  as if such position were acquired on the date of the constructive sale.

            Effect of Straddle  Rules on Members'  Securities  Positions.  The
Service  may  treat  certain   positions  in  securities   held  (directly  or
indirectly) by a Member and its indirect  interest in similar  securities held by the Fund as "straddles"  for Federal income tax purposes.  The  application of the "straddle"  rules in such a case could affect a Member's holding period for the  securities  involved  and may defer the  recognition  of losses  with respect to such securities.5

            Limitation on  Deductibility  of Interest and Short Sale Expenses.
For  noncorporate  taxpayers,  Section 163(d) of the Code limits the deduction
for  "investment   interest"  (i.e.,  interest  or  short  sale  expenses  for
"indebtedness   properly   allocable  to  property   held  for   investment").
Investment  interest is not  deductible in the current year to the extent that it exceeds the taxpayer's "net investment  income," consisting of net gain and ordinary  income  derived  from  investments  in the current year less certain directly  connected  expenses  (other than  interest or short sale  expenses).
For this purpose,  any long-term  capital gain is excluded from net investment income  unless  the  taxpayer  elects to pay tax on such  amount  at  ordinary income tax rates.

            For  purposes of this  provision,  the Fund's  activities  will be treated as giving rise to investment  income for a Member,  and the investment interest  limitation  would  apply  to a  noncorporate  Member's  share of the interest and short sale  expenses  attributable  to the Fund's  operation.  In such case, a  noncorporate  Member would be denied a deduction for all or part of that  portion  of its  distributive  share of the  Fund's  ordinary  losses attributable  to interest  and short sale  expenses  unless it had  sufficient investment  income from all sources  including  the Fund.  A Member that could not deduct losses  currently as a result of the  application of Section 163(d)
would be entitled to carry  forward  such losses to future  years,  subject to the same limitation.  The investment  interest  limitation would also apply to interest  paid by a  noncorporate  Member on money  borrowed  to  finance  its investment  in the Fund.  Potential  investors  are  advised to  consult  with their own tax  advisers  with  respect to the  application  of the  investment interest limitation in their particular tax situations.

            Deductibility  of Fund Investment  Expenditures and Certain Other
Expenditures.  Investment  expenses  (e.g.,  investment  advisory  fees) of an individual,  trust or estate are deductible  only to the extent they exceed 2%
of adjusted gross income.6  In  addition,   the  Code  further  restricts  the
ability  of an  individual  with an  adjusted  gross  income  in  excess  of a specified amount (for 2002,  $137,300 or $68,650 for a married person filing a separate  return) to deduct such  investment  expenses.  Under such provision, investment  expenses  in excess of 2% of  adjusted  gross  income  may only be deducted  to the  extent  such  excess  expenses  (along  with  certain  other itemized  deductions)  exceed  the  lesser  of  (i) 3% of  the  excess  of the individual's  adjusted  gross income over the specified  amount or (ii) 80% of the amount of certain itemized deductions  otherwise allowable for the taxable
year.7  Moreover,   such  investment   expenses  are  miscellaneous   itemized
deductions which are not deductible by a noncorporate  taxpayer in calculating its alternative minimum tax liability.

            Pursuant  to   Temporary   Regulations   issued  by  the  Treasury
Department,   these  limitations  on  deductibility  should  not  apply  to  a noncorporate  Member's  share of the trade or  business  expenses of the Fund.
These  limitations will apply,  however,  to a noncorporate  Member's share of the investment  expenses of the Fund  (including  the Management  Fee, the fee paid to the  OFI as the  Funds  administrator  and  any  fee  payable  to the managers of a Portfolio  Fund), to the extent such expenses are allocable to a
Portfolio  Fund that is not in a trade or  business  within the meaning of the
Code or to the  investment  activity  of the Fund.  The Fund  intends to treat its  expenses  attributable  to a  Portfolio  Fund that is engaged in trade or business  within the  meaning of the Code or to the  trading  activity  of the
Fund as not  being  subject  to such  limitations,  although  there  can be no assurance that the Service will agree.

            The  consequences  of these  limitations  will vary depending upon the  particular  tax  situation of each  taxpayer.  Accordingly,  noncorporate
Members should  consult their tax advisers with respect to the  application of these limitations.

             No  deduction  is  allowed  for sales  loads  paid by a Member to acquire an  Interest  in the Fund;  instead any such fees will be included in the Member's  adjusted tax basis for its Interest in the Fund.  To the extent that any  portion  of the  investor  servicing  fee is  treated  as a selling expense, such portion would be subject to the same treatment.

            Application   of  Rules  for  Income  and  Losses  from  Passive
Activities.  The Code  restricts the  deductibility  of losses from a "passive activity"  against  certain  income  which  is  not  derived  from  a  passive
activity.   This   restriction   applies  to  individuals,   personal  service
corporations  and certain  closely  held  corporations.  Pursuant to Temporary
Regulations issued by the Treasury Department,  income or loss from the Fund's securities  investment  and trading  activity  generally  will not  constitute
1     Generally, in the absence of Regulations requiring it, the Fund will not treat positions held through different investment Portfolio Accounts or
Portfolio Funds as offsetting positions for purposes of the straddle rules.
2     Under recently enacted legislation, this rate is reduced in stages until calendar year 2006 when the maximum rate will be 35%.  However, this legislation contains a "sunset" provision that will result in the top rate being restored to 39.6% in 2011.
3     The maximum individual long-term capital gains tax rate is 18% for certain property purchased after December 31, 2000 and held for more than five years.
4     Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction.  The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii)
generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.
5     The Fund will not generally be in a position to furnish to Members information regarding the securities positions of its Portfolio Funds which would permit a Member to determine whether its transactions in securities, which are also held by such Portfolio Funds, should be treated as offsetting positions for purposes of the straddle rules.
6     However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate.  There is a disagreement between two Federal
Courts of Appeal on the question of whether the investment advisory fees incurred by a trust are exempt (under Section 67(e)) from the 2% of adjusted gross income floor on deductibility.  Members that are trusts or estates should consult their tax advisers as to the applicability of these cases to the investment expenses that are allocated to them.
7     Under recently enacted legislation, the latter limitation on itemized deductions will be reduced starting in calendar year 2006 and will be completely eliminated by 2010.  However, this legislation contains a "sunset"
provision that will result in the limitation on itemized deductions being restored in 2011.
8     With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income."  The rate of the excise tax for any taxable year may be reduced to
1% if the private foundation meets certain distribution requirements for the taxable year.  A private foundation will be required to make payments of estimated tax with respect to this excise tax.
9     Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.
income or loss from a passive activity.  Therefore,  passive losses from other sources  generally  could not be  deducted  against a  Member's  share of such income  and gain from the  Fund.  Income or loss  attributable  to the  Fund's investments  in  partnerships  engaged in  certain  trades or  businesses  may constitute passive activity income or loss.

            "Phantom  Income"  From  Fund  Investments.  Pursuant  to  various
"anti-deferral"  provisions  of the Code (the  "Subpart F,"  "passive  foreign investment  company"  and  "foreign  personal  holding  company"  provisions), investments (if any) by the Fund in certain foreign  corporations  may cause a
Member  to (i)  recognize  taxable  income  prior  to the  Fund's  receipt  of distributable  proceeds,  (ii) pay an  interest  charge on  receipts  that are deemed as having been deferred or (iii)  recognize  ordinary  income that, but for the  "anti-deferral"  provisions,  would have been treated as long-term or short-term capital gain.

Foreign Taxes

            It is possible  that certain  dividends  and interest  directly or indirectly  received by the Fund from sources within foreign countries will be subject to  withholding  taxes  imposed by such  countries.  In addition,  the
Fund or a  Portfolio  Fund may also be subject to capital  gains taxes in some of the  foreign  countries  where  they  purchase  and  sell  securities.  Tax treaties  between  certain  countries  and the  United  States  may  reduce or eliminate  such  taxes.  It is  impossible  to predict in advance  the rate of foreign tax the Fund will directly or  indirectly  pay since the amount of the
Fund's assets to be invested in various countries is not known.

            The   Members   will  be   informed   by  the  Fund  as  to  their
proportionate  share of the  foreign  taxes  paid by the  Fund or a  Portfolio
Fund,  which they will be  required  to include in their  income.  The Members generally  will be entitled to claim  either a credit  (subject,  however,  to various  limitations  on  foreign  tax  credits)  or,  if they  itemize  their deductions,  a deduction (subject to the limitations  generally  applicable to deductions)  for their share of such foreign taxes in computing  their Federal income  taxes.  A Member that is tax exempt will not  ordinarily  benefit from such credit or deduction.

Unrelated Business Taxable Income

            Generally,  an exempt  organization  is exempt from Federal income tax on its passive investment income, such as dividends,  interest and capital gains,  whether realized by the organization  directly or indirectly through a partnership in which it is a partner.8  This type of income is exempt  even if it is realized from securities  trading activity which  constitutes a trade or business.

            This general  exemption  from tax does not apply to the "unrelated business  taxable  income"  ("UBTI")  of an  exempt  organization.  Generally, except as noted above with  respect to certain  categories  of exempt  trading activity,  UBTI includes  income or gain derived  (either  directly or through partnerships) from a trade or business,  the conduct of which is substantially unrelated to the exercise or performance of the organization's  exempt purpose or  function.  UBTI also  includes  "unrelated  debt-financed  income,"  which generally consists of (i) income derived by an exempt  organization  (directly or through a  partnership)  from  income-producing  property  with  respect to which  there is  "acquisition  indebtedness"  at any time  during the  taxable year, and (ii) gains derived by an exempt organization  (directly or through a partnership)  from the  disposition of property with respect to which there is
"acquisition  indebtedness" at any time during the twelve-month  period ending with  the  date  of such  disposition.  With  respect  to its  investments  in partnerships engaged in a trade or business,  the Fund's income (or loss) from these investments may constitute UBTI.

            The Fund may incur  "acquisition  indebtedness"  with  respect  to certain of its  transactions,  such as the purchase of  securities  on margin.
Based upon a published  ruling  issued by the Service  which  generally  holds that  income and gain with  respect to short sales of  publicly  traded  stock does not  constitute  income  from debt  financed  property  for  purposes  of computing  UBTI,  the Fund will  treat its short  sales of  securities  as not involving "acquisition indebtedness" and therefore not resulting in UBTI.9
To the extent the Fund recognizes  income (i.e.,  dividends and interest) from securities with respect to which there is "acquisition  indebtedness" during a taxable  year,  the  percentage  of such income  which will be treated as UBTI generally  will be based on the  percentage  which  the  "average  acquisition indebtedness"  incurred  with  respect to such  securities  is of the "average amount of the adjusted basis" of such securities during the taxable year.

            To the  extent  the Fund  recognizes  gain  from  securities  with respect to which there is  "acquisition  indebtedness"  at any time during the twelve-month period ending with the date of their disposition,  the percentage of such gain which  will be  treated  as UBTI will be based on the  percentage which  the  highest  amount  of  such  "acquisition  indebtedness"  is of  the
"average amount of the adjusted  basis" of such securities  during the taxable year.  In  determining  the  unrelated  debt-financed  income of the Fund,  an
allocable   portion  of  deductions   directly   connected   with  the  Fund's
debt-financed   property  is  taken  into  account.   Thus,  for  instance,  a
percentage of losses from  debt-financed  securities  (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

            Since  the  calculation  of the  Fund's  "unrelated  debt-financed income" is complex  and will  depend in large part on the amount of  leverage,
if any, used by the Fund from time to time,10 it  is   impossible  to  predict
what  percentage  of the Fund's income and gains will be treated as UBTI for a
Member  which is an exempt  organization.  An exempt  organization's  share of the  income or gains of the Fund which is treated as UBTI may not be offset by losses of the exempt  organization  either from the Fund or otherwise,  unless such  losses are treated as  attributable  to an  unrelated  trade or business
(e.g., losses from securities for which there is acquisition indebtedness).

            To the  extent  that  the  Fund  generates  UBTI,  the  applicable
Federal tax rate for such a Member  generally would be either the corporate or
trust  tax  rate  depending   upon  the  nature  of  the   particular   exempt
organization.  An exempt  organization  may be  required  to  support,  to the satisfaction  of the Service,  the method used to calculate its UBTI. The Fund will be  required  to  report  to a  Member  which is an  exempt  organization information  as to the portion,  if any, of its income and gains from the Fund for each year which will be treated as UBTI.  The  calculation  of such amount with respect to transactions  entered into by the Fund is highly complex,  and there is no assurance that the Fund's  calculation of UBTI will be accepted by the Service.

            In general,  if UBTI is allocated to an exempt  organization  such as a qualified  retirement  plan or a private  foundation,  the portion of the
Fund's  income  and gains  which is not  treated as UBTI will  continue  to be exempt  from tax,  as will the  organization's  income  and gains  from  other investments  which are not  treated as UBTI.  Therefore,  the  possibility  of realizing  UBTI from its  investment in the Fund  generally  should not affect
the tax-exempt status of such an exempt organization.11  However,            a
charitable  remainder  trust will not be exempt from Federal  income tax under
Section   664(c)  of  the  Code  for  any  year  in  which  it  has  UBTI.   A
title-holding  company will not be exempt from tax if it has certain  types of
UBTI.  Moreover,  the  charitable  contribution  deduction  for a trust  under
Section  642(c) of the Code may be limited for any year in which the trust has
UBTI. A prospective  investor  should  consult its tax adviser with respect to
the  tax   consequences   of  receiving  UBTI  from  the  Fund.   (See  "ERISA
Considerations.")

Certain Issues Pertaining to Specific Exempt Organizations

            Private  Foundations.  Private  foundations and their managers are subject  to excise  taxes if they  invest  "any  amount in such a manner as to jeopardize  the  carrying  out of any of the  foundation's  exempt  purposes."
This rule requires a foundation manager, in making an investment,  to exercise
"ordinary  business  care and  prudence"  under the  facts  and  circumstances prevailing  at the  time  of  making  the  investment,  in  providing  for the short-term  and  long-term  needs of the  foundation  to carry out its  exempt purposes.  The factors  which a  foundation  manager may take into  account in assessing an  investment  include the expected rate of return (both income and capital  appreciation),  the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

            In order to avoid  the  imposition  of an  excise  tax,  a private
foundation   may  be  required   to   distribute   on  an  annual   basis  its
"distributable  amount,"  which  includes,  among  other  things,  the private foundation's  "minimum  investment return," defined as 5% of the excess of the fair market value of its  nonfunctionally  related  assets (assets not used or held for use in carrying out the foundation's  exempt purposes),  over certain indebtedness  incurred by the  foundation in connection  with such assets.  It appears  that a  foundation's  investment  in the Fund would most  probably be classified  as a  nonfunctionally  related  asset.  A  determination  that  an interest in the Fund is a  nonfunctionally  related  asset  could  conceivably cause  cash  flow  problems  for  a  prospective  Member  which  is a  private foundation.  Such an organization  could be required to make  distributions in an amount  determined by reference to unrealized  appreciation in the value of its  interest  in the Fund.  Of course,  this  factor  would  create less of a problem  to the  extent  that the value of the  investment  in the Fund is not significant in relation to the value of other assets held by a foundation.

            In  some  instances,  an  investment  in  the  Fund  by a  private foundation may be prohibited by the "excess business  holdings"  provisions of the Code. For example,  if a private  foundation  (either directly or together with a "disqualified  person")  acquires more than 20% of the capital interest or profits  interest of the Fund, the private  foundation may be considered to have "excess  business  holdings."  If this  occurs,  such  foundation  may be required  to divest  itself of its  interest in the Fund in order to avoid the imposition  of an excise  tax.  However,  the  excise tax will not apply if at least  95% of  the  gross  income  from  the  Fund  is  "passive"  within  the applicable  provisions of the Code and  Regulations.  Although there can be no assurance,  the Board  believes  that the Fund will meet such 95% gross income test.

            A  substantial  percentage  of  investments  of  certain  "private operating  foundations"  may be restricted to assets directly devoted to their tax-exempt purposes.  Otherwise,  generally,  rules similar to those discussed above govern their operations.

            Qualified  Retirement  Plans.  Employee  benefit  plans subject to the  provisions  of ERISA,  Individual  Retirement  Accounts  and Keogh  Plans
should  consult  their  counsel as to the  implications  of such an investment under ERISA.  (See "ERISA Considerations.")

            Endowment  Funds.  Investment  managers of endowment  funds should consider whether the acquisition of an Interest is legally  permissible.  This is not a matter of Federal law, but is  determined  under state  statutes.  It should be noted,  however,  that under the Uniform Management of Institutional
Funds Act,  which has been  adopted,  in various  forms,  by a large number of states,  participation in investment  partnerships or similar organizations in which funds are commingled and investment  determinations  are made by persons other than the governing board of the endowment fund is allowed.

State and Local Taxation

            In  addition  to the  Federal  income tax  consequences  described above,  prospective  investors  should consider  potential state and local tax consequences  of an  investment  in the Fund.  State and local tax laws differ in the  treatment  of  limited  liability  companies  such as the Fund.  A few jurisdictions  may impose entity level taxes on a limited liability company if it is found to have  sufficient  contact  with that  jurisdiction.  Such taxes are  frequently  based  on the  income  and  capital  of the  entity  that  is allocated to the jurisdiction.  Although there can be no assurance,  except as noted below,  the Fund intends to conduct its  activities  so that it will not be subject to entity level taxation by any state or local jurisdiction.

            State and local laws often  differ  from  Federal  income tax laws with  respect  to the  treatment  of  specific  items of income,  gain,  loss, deduction and credit. A Member's  distributive  share of the taxable income or loss of the Fund generally will be required to be included in determining  its reportable  income for state and local tax  purposes  in the  jurisdiction  in which it is a resident.  A partnership  in which the Fund acquires an interest may conduct  business in a  jurisdiction  which will subject to tax a Member's share of the partnership's  income from that business.  Prospective  investors should  consult  their tax  advisers  with  respect to the  availability  of a credit for such tax in the jurisdiction in which that Member is a resident.

            The Fund,  which is  treated as a  partnership  for New York State and New York City income tax  purposes,  should not be subject to the New York
City unincorporated  business tax, which is not imposed on a partnership which purchases and sells  securities  for its "own  account."  (This  exemption may not be  applicable  to the  extent a  partnership  in which  the Fund  invests conducts a business  in New York City.) By reason of a similar  "own  account"
exemption,  it is also expected that a  nonresident  individual  Member should not be  subject  to New York State  personal  income  tax with  respect to his share  of  income  or  gain  realized  directly  by the  Fund.  A  nonresident individual  Member  will not be  subject  to New  York  City  earnings  tax on nonresidents with respect to his investment in the Fund.

            Individual  Members  who are  residents  of New York State and New
York City  should be aware that the New York State and New York City  personal income tax laws limit the  deductibility  of itemized  deductions and interest expense for individual  taxpayers at certain income levels.  These limitations may  apply  to a  Member's  share  of  some  or all of  the  Fund's  expenses.
Prospective  Members are urged to consult  their tax advisers  with respect to
the  impact  of  these   provisions   and  the  Federal   limitations  on  the
deductibility of certain itemized  deductions and investment expenses on their
New York State and New York City tax liability.

            For  purposes of the New York State  corporate  franchise  tax and the New York City general corporation tax, a corporation  generally is treated as doing  business in New York State and New York City,  respectively,  and is subject to such corporate  taxes as a result of the ownership of a partnership interest in a  partnership  which does business in New York State and New York
City, respectively.12  Each of the New York State and New York City  corporate taxes are imposed,  in part, on the  corporation's  taxable  income or capital allocable to the  relevant  jurisdiction  by  application  of the  appropriate allocation  percentages.  Moreover,  a non-New  York  corporation  which  does business in New York State may be subject to a New York State  license  fee. A corporation which is subject to New York State corporate  franchise tax solely as a result  of being a  non-managing  member in a New York  partnership  may, under  certain  circumstances,  elect to compute its New York State  corporate franchise  tax by taking  into  account  only its  distributive  share of such partnership's  income and loss.  There is  currently  no similar  provision in effect for purposes of the New York City general corporation tax.

            Regulations under both the New York State corporate  franchise tax and New York City general  corporation tax,  however,  provide an exemption to this general rule in the case of a "portfolio  investment  partnership," which is  defined,  generally,  as  a  partnership  which  meets  the  gross  income requirements  of Section  851(b)(2)  of the Code.  New York State (but not New
York City) has adopted  regulations  that also  include  income and gains from commodity  transactions  described in Section  864(b)(2)(B)(iii) as qualifying gross income for this purpose.  The  qualification of the Fund as a "portfolio investment  partnership"  with respect to its  investments  through  Portfolio
Accounts and  Portfolio  Funds must be determined on an annual basis and, with respect to a taxable  year,  the Fund and/or one or more  Portfolio  Funds may not  qualify as  portfolio  investment  partnerships.  Therefore,  a corporate non-managing  member may be treated  as doing  business  in New York State and
New  York  City as a  result  of its  interest  in the  Fund  or its  indirect interest in a nonqualifying Portfolio Fund.

            A trust or other  unincorporated  organization  which by reason of its purposes or  activities  is exempt from Federal  income tax is also exempt from  New York  State  and New York  City  personal  income  tax.  A  nonstock corporation  which is exempt from Federal income tax is generally  presumed to be  exempt  from New York  State  corporate  franchise  tax and New York  City general  corporation  tax.  New York State  imposes a tax with respect to such exempt entities on UBTI (including unrelated  debt-financed  income) at a rate which is currently  equal to the New York State  corporate  franchise tax rate
(plus the corporate  surtax).  There is no New York City tax on the UBTI of an otherwise exempt entity.

            Each  prospective  corporate Member should consult its tax adviser with  regard to the New York  State and New York City tax  consequences  of an investment in the Fund.

                             ERISA CONSIDERATIONS

            Persons who are  fiduciaries  with respect to an employee  benefit plan or other arrangement  subject to the Employee  Retirement Income Security
Act of 1974,  as amended  (an "ERISA  Plan" and  "ERISA,"  respectively),  and persons who are  fiduciaries  with  respect to an IRA or Keogh Plan,  which is not  subject to ERISA but is subject to the  prohibited  transaction  rules of
Section 4975 of the Code (together with ERISA Plans,  "Benefit  Plans") should consider,  among other things,  the matters described below before determining whether to invest in the Fund.

            ERISA imposes  certain  general and specific  responsibilities  on persons  who  are  fiduciaries  with  respect  to  an  ERISA  Plan,  including prudence,  diversification,  an  obligation  not  to  engage  in a  prohibited
transaction  and  other  standards.   In  determining   whether  a  particular
investment  is  appropriate  for an ERISA Plan,  Department  of Labor  ("DOL")
regulations  provide that a fiduciary  of an ERISA Plan must give  appropriate consideration  to, among other things,  the role that the investment  plays in the ERISA Plan's portfolio,  taking into consideration  whether the investment is designed  reasonably to further the ERISA Plan's  purposes,  an examination of the risk and return  factors,  the portfolio's  composition  with regard to diversification,  the  liquidity  and  current  return of the total  portfolio relative to the anticipated  cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax  Aspects--Unrelated  Business Taxable
Income" and "--Certain  Issues  Pertaining to Specific Exempt  Organizations")
and the projected  return of the total portfolio  relative to the ERISA Plan's funding  objectives.  Before  investing  the  assets  of an ERISA  Plan in the
Fund, a fiduciary  should  determine  whether such an investment is consistent with  its  fiduciary  responsibilities  and  the  foregoing  regulations.  For example,  a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative  for a particular  ERISA Plan, and whether the assets of the ERISA Plan would be  sufficiently  diversified.  If a  fiduciary with respect to any such ERISA Plan breaches its or his responsibilities  with regard to selecting an investment  or an investment  course of action for such
ERISA  Plan,  the  fiduciary  itself or himself  may be held liable for losses incurred by the ERISA Plan as a result of such breach.

            Because the Fund is registered as an investment  company under the
Investment  Company  Act,  the  underlying  assets of the Fund  should  not be considered  to be "plan  assets" of the ERISA Plans  investing in the Fund for purposes of ERISA's (or the Code's)  fiduciary  responsibility  and prohibited transaction  rules.  Thus, OFI and Tremont will not be fiduciaries  within the meaning of ERISA by reason of their authority with respect to the Fund.

            A  Benefit  Plan  which  proposes  to  invest  in the Fund will be required  to  represent  that it,  and any  fiduciaries  responsible  for such
Plan's  investments,  are  aware  of  and  understand  the  Fund's  investment objective,  policies and  strategies,  that the decision to invest plan assets in the Fund was made with  appropriate  consideration  of relevant  investment factors with regard to the Benefit Plan and is consistent  with the duties and responsibilities  imposed  upon  fiduciaries  with regard to their  investment decisions under ERISA and/or the Code.

            Certain  prospective  Benefit Plan Members may currently  maintain relationships  with OFI,  Tremont or their  affiliates.  Each of such  persons may be deemed to be a party in interest  to and/or a fiduciary  of any Benefit
Plan to which it provides investment management,  investment advisory or other services.  ERISA  prohibits  (and the  Code  penalizes)  the use of ERISA  and
Benefit Plan assets for the benefit of a party in interest and also  prohibits
(or  penalizes) an ERISA or Benefit Plan  fiduciary from using its position to cause such Plan to make an  investment  from which it or certain third parties in  which  such  fiduciary  has an  interest  would  receive  a fee  or  other consideration.  ERISA and Benefit Plan Members  should consult with counsel to determine if  participation in the Fund is a transaction that is prohibited by
ERISA or the  Code.  Fiduciaries  of ERISA or  Benefit  Plan  Members  will be required  to  represent  that the  decision  to invest in the Fund was made by them as fiduciaries  that are  independent of such  affiliated  persons,  that such  fiduciaries  are duly  authorized to make such  investment  decision and that they have not relied on any  individualized  advice or  recommendation of such affiliated  persons, as a primary basis for the decision to invest in the
Fund.

            The  provisions of ERISA and the Code are subject to extensive and
continuing   administrative  and  judicial   interpretation  and  review.  The
discussion of ERISA and the Code  contained in this SAI and the  prospectus is general  and  may  be  affected  by  future  publication  of  regulations  and rulings.  Potential  Benefit Plan Members  should consult their legal advisers regarding the  consequences  under ERISA and the Code of the  acquisition  and ownership of Interests.

                                  BROKERAGE

            Each Portfolio Manager is directly  responsible for placing orders for  the  execution  of  portfolio  transactions  for  the  Portfolio  Fund or
Portfolio  Account  that  it  manages  and for the  allocation  of  brokerage.
Transactions  on U.S.  stock  exchanges  and on some foreign  stock  exchanges involve  the  payment  of  negotiated  brokerage  commissions.  On  the  great majority  of  foreign  stock  exchanges,  commissions  are  fixed.  No  stated
commission is generally  applicable to securities  traded in  over-the-counter markets,  but the prices of those securities include  undisclosed  commissions or mark-ups.

            In  selecting  brokers  and  dealers  to execute  transactions  on behalf of a Portfolio Fund or Portfolio  Account,  each Portfolio Manager will generally  seek to obtain the best price and execution  for the  transactions, taking  into  account  factors  such as price,  size of order,  difficulty  of execution  and  operational  facilities  of a  brokerage  firm,  the scope and quality of brokerage services  provided,  and the firm's risk in positioning a block of  securities.  Although it is  expected  that each  Portfolio  Manager generally  will seek  reasonably  competitive  commission  rates,  a Portfolio
Manager  will not  necessarily  pay the lowest  commission  available  on each transaction.  The  Portfolio  Managers  will  typically  have no obligation to deal  with any  broker  or group  of  brokers  in  executing  transactions  in portfolio  securities.  Brokerage practices adopted by Portfolio Managers with respect to  Portfolio  Funds may vary and will be governed  by each  Portfolio
Funds organizational documents.

            Consistent   with  the   principle   of  seeking  best  price  and
execution,  a  Portfolio  Manager  may place  orders for a  Portfolio  Fund or
Portfolio  Account with brokers  that  provide the  Portfolio  Manager and its affiliates with  supplemental  research,  market and statistical  information, including advice as to the value of securities,  the advisability of investing in,  purchasing or selling  securities,  and the availability of securities or purchasers  or sellers of  securities,  and  furnishing  analyses  and reports concerning  issuers,  industries,  securities,  economic  factors  and trends, portfolio  strategy  and the  performance  of  accounts.  The  expenses of the
Portfolio  Managers are not necessarily  reduced as a result of the receipt of this supplemental  information,  which may be useful to the Portfolio Managers or their affiliates in providing  services to clients other than the Portfolio
Funds and the  Portfolio  Accounts  they manage.  In addition,  not all of the supplemental  information  is  necessarily  used  by a  Portfolio  Manager  in
connection   with  the  Portfolio  Fund  or  Portfolio   Account  it  manages.
Conversely,  the  information  provided to a Portfolio  Manager by brokers and
dealers  through  which  other  clients  of  the  Portfolio   Manager  or  its
affiliates  effect  securities  transactions  may be useful  to the  Portfolio
Manager in providing services to the Portfolio Fund or a Portfolio Account.

            It  is  anticipated  that  Portfolio  Managers   (including  each
Portfolio  Manager  retained to manage a  Portfolio  Account)  will  generally follow  brokerage  placement  practices  similar to those described above. The brokerage  placement  practices  described  above  will  also be  followed  by
Tremont to the extent it places  transactions for the Fund.  However,  certain
Portfolio  Managers  (other than those managing  Portfolio  Accounts) may have policies that permit the use of brokerage  commissions  of a Portfolio Fund to obtain  products  or  services  that  are not  research  related  and that may benefit the Portfolio Manager.

                             VALUATION OF ASSETS

            The  Board  of  Managers  has   established   procedures  for  the
valuation  of the  Fund's  securities.  In  general  those  procedures  are as follows:

            Equity  securities,  puts,  calls  and  futures  traded  on a U.S.
            securities exchange or on NASDAQ are valued as follows:

                  (1) if last sale  information  is regularly  reported,  they are  valued  at  the  last  reported  sale  price  on the
                     principal  exchange  on  which  they  are  traded  or  on
                     NASDAQ, as applicable, on that day, or

                  (2)  if  last  sale   information  is  not  available  on  a
                     valuation  date,  they are  valued  at the last  reported
                     sale price  preceding the valuation  date if it is within
                     the spread of the  closing  "bid" and  "asked"  prices on
                     the  valuation  date or,  if not,  at the  closing  "bid"
                     price on the valuation date.

            Equity  securities  traded  on  a  foreign   securities   exchange
            generally are valued in one of the following ways:

                  (1) at the last sale price  available to the pricing service approved by the Board of Managers, or

                  (2) at the last sale price  obtained  by OFI from the report of the  principal  exchange  on  which  the  security  is
                     traded  at its last  trading  session  on or  immediately
                     before the valuation date, or

                  (3) at  the  mean  between  the  "bid"  and  "asked"  prices
                     obtained  from  the  principal   exchange  on  which  the
                     security  is  traded  or,  on  the  basis  of  reasonable
                     inquiry, from two market makers in the security.

            The  following  securities  are  valued  at the mean  between  the
            "bid" and "asked" prices  determined by a pricing service approved by the  Board of  Managers  or  obtained  by OFI  from two  active market makers in the security on the basis of reasonable inquiry:

                  (1) debt  instruments  that have a maturity of more than 397 days when issued,

                  (2)  debt  instruments  that had a  maturity  of 397 days or less when  issued and have a  remaining  maturity of more
                     than 60 days,

                  (3) non-money  market debt  instruments  that had a maturity of  397  days  or  less  when  issued  and  which  have a
                     remaining maturity of 60 days or less, and
                  (4)  puts,  calls  and  futures  that are not  traded  on an exchange or on NASDAQ.

            Money market debt  securities that had a maturity of less than 397 days when  issued  that have a  remaining  maturity  of 60 days or less are valued at cost,  adjusted  for  amortization  of premiums and accretion of discounts.

            Securities   (including   restricted    securities)   not   having
            readily-available  market  quotations  are  valued  at fair  value
            determined   under   procedures   established   by  the  Board  of
            Managers.  If OFI is unable to locate  two market  makers  willing to give  quotes,  a security may be priced at the mean between the
            "bid" and "asked" prices  provided by a single active market maker
            (which  in  certain  cases may be the  "bid"  price if no  "asked"
            price is  available).  The Fund's  interests  in  Portfolio  Funds will not have  readily  available  market  quotations  and will be valued at their  "fair  value,"  as  determined  under  procedures established  by  the  Board  of  Managers.  As  described  in  the prospectus,  with respect to its interests in Portfolio Funds, the
            Fund will  normally  rely on  valuation  information  provided  by
            Portfolio   Managers   as  being   the   "fair   value"   of  such
            investments.  The Board of Managers,  however,  will consider such information  provided  by  Portfolio  Managers,  as well as  other available  information,  and  may  possibly  conclude  in  unusual
            circumstances  that  the  information   provided  by  a  Portfolio
            Manager  does  not  represent  the  "fair  value"  of  the  Fund's interests in Portfolio Funds.

            In  the  case  of  U.S.  government  securities,   mortgage-backed
            securities,  corporate  bonds and foreign  government  securities, when last sale  information  is not generally  available,  OFI may use  pricing  services  approved  by the  Board of  Managers.  The pricing  service may use  "matrix"  comparisons  to the prices for comparable  instruments  on  the  basis  of  quality,  yield,  and maturity.  Other  special  factors  may be  involved  (such as the tax-exempt  status of the interest paid by municipal  securities).
            OFI will  monitor  the  accuracy  of the  pricing  services.  That
            monitoring  may  include   comparing  prices  used  for  portfolio
            valuation to actual sales prices of selected securities.

            The  closing  prices in the London  foreign  exchange  market on a particular  business  day that are  provided by a bank,  dealer or pricing  service that OFI has  determined  to be reliable are used to value foreign  currency,  including  forward  foreign  currency contracts,  and to determine  the U.S.  dollar value of securities that are denominated or quoted in foreign currency.

                    INDEPENDENT AUDITORS AND LEGAL COUNSEL

     Ernst &amp; Young LLP serves as the independent auditors of the
Fund. Its principal business address is 5 Times Square, New York, NY 10036.

     Schulte  Roth  &amp;  Zabel LLP,  New York,  New York,  acts as
Special Fund Counsel. Mayer, Brown &amp;  Platt, New York, New York,
acts as Fund Counsel and Independent Manager Counsel.

                                  CUSTODIAN
            PFPC Trust  Company (the  "Custodian")  serves as the custodian of the  Fund's  assets,  and may  maintain  custody  of the  Fund's  assets  with domestic  and non-U.S.  subcustodians  (which may be banks,  trust  companies, securities  depositories and clearing agencies) approved by the Board.  Assets of the Fund are not held by OFI or  Tremont or  commingled  with the assets of other accounts  except to the extent that securities are held in the name of a custodian  in a securities  depository,  clearing  agency or omnibus  customer account of such custodian.  The Custodian's  principal business address is 400
Bellevue Parkway, Wilmington, Delaware  19809.

                               CONTROL PERSONS
            OFI has  invested  $100,000  in the Fund in order to  provide  the
Fund's  initial  capital,  and has been the sole  Member of the Fund.  OFI and
Tremont will invest an additional  $24,500,000 and $500,000  respectively,  in the Fund at the  closing of the  initial  offering  for  investment  purposes.
Interests held by OFI and Tremont may constitute  more than 25% of outstanding
Interests when the Fund's operations  commence upon the closing of the initial offering of  Interests,  depending on the  aggregate  investments  made in the
Fund by other  persons.  By virtue of their  ownership of more than 25% of the outstanding  Interests,  OFI and MassMutual  (which controls OFI and Tremont), may be deemed to control  the Fund and  (depending  on the value of  Interests then held by other  Members)  may be in a position  to control  the outcome of voting  on  matters  as to  which  Members  are  entitled  to  vote.  OFI is a corporation  organized  under the laws of Colorado and maintains its principal office at 498  Seventh  Avenue,  New York,  New York  10018.  MassMutual  is a
mutual life insurance  company organized under the laws of the Commonwealth of
Massachusetts  and  maintains  its  principal  office  at 1295  State  Street,
Springfield, Massachusetts 01111.

            As  of  the  commencement  of  the  Fund's  operations,   OFI  and
MassMutual  were the only persons owning of record or  beneficially 5% or more of the outstanding Interests.

                           SUMMARY OF LLC AGREEMENT

            The following is a summary  description of additional items and of select  provisions  of the LLC Agreement  that are not described  elsewhere in this SAI or in the  Fund's  prospectus.  The  description  of such  items  and provisions  is not  definitive  and  reference  should be made to the complete text of the LLC Agreement contained in Appendix C to the prospectus.

LIABILITY OF MEMBERS

            Members  in the  Fund  will  be  members  of a  limited  liability company  as  provided  under  Delaware  law.  Under  Delaware  law and the LLC
Agreement,  a  Member  will  not be  liable  for  the  debts,  obligations  or liabilities  of the Fund  solely by reason of being a Member,  except that the
Member may be obligated to make capital  contributions to the Fund pursuant to the LLC Agreement,  to repay any funds  wrongfully  distributed to the Member.
A Member may be required to  contribute to the Fund,  whether  before or after the  Fund's  dissolution  or after the  Member  ceases  to be a  Member,  such amounts as the Fund deems  necessary to meet the Fund's debts,  obligations or liabilities  (not to  exceed  for any  Member,  the  aggregate  amount  of any distributions,  amounts in connection  with the repurchase of all or a portion of the Member's  interests and any other  amounts  received by the Member from the Fund  during or after the  fiscal  year to which any debt,  obligation  or liability of the Fund is incurred).

DUTY OF CARE

The LLC Agreement provides that neither the Managers, OFI, or Tremont
(including certain of their affiliates, among others) shall be liable to the
Fund or any of the Members for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.  The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Managers by the
Fund, but not by the Members individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund.  A Manager will not be personally liable to any Member for the repayment of any balance in such
Member's capital account or for contributions by such Member to the capital of the Fund or by reason of any change in the Federal or state income tax laws applicable to the Fund or its Members.  The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Manager for any liability, including liability under
Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

POWER OF ATTORNEY

            By purchasing an Interest and by signing the LLC Agreement  (which each  Member  will do by virtue  of  signing  the  Member  certification  form attached to the  prospectus  as Appendix  A), each Member will appoint OFI and each of the  Managers  his or her  attorney-in-fact  for  purposes  of  filing required  certificates and documents relating to the formation and continuance of the Fund as a limited  liability  company under Delaware law or signing all instruments  effecting authorized changes in the Fund or the LLC Agreement and conveyances and other  instruments  deemed necessary to effect the dissolution or termination of the Fund.

            The  power-of-attorney  granted in the LLC  Agreement is a special power-of-attorney  coupled  with an  interest  in favor of OFI and each of the
Managers and as such is irrevocable  and continues in effect until all of such
Member's  Interest has been  withdrawn  pursuant to a repurchase or redemption of the  Interest  or a  transfer  to one or more  transferees  that  have been approved by the Board for admission to the Fund as substitute Members.

TERM, DISSOLUTION AND LIQUIDATION

      The Fund will be dissolved:

o     upon the  affirmative  vote to  dissolve  the Fund by both (1) the Board and (2)  Members  holding at least  two-thirds  of the total number of votes eligible to be cast by all Members;

o     upon the  expiration of any two-year  period that  commences on the date on which any Member has  submitted  a written  notice to the
                  Fund  requesting the repurchase of its entire  Interest,  in accordance  with  the LLC  Agreement,  if the  Fund  has not repurchased the Member's Interest;

o     at the election of OFI;

o     upon the  failure of Members to elect  successor  Managers  at a meeting called  by OFI  when no  Manager  remains  to  continue  the business of the Fund; or

o     as required by operation of law.

            Upon the  occurrence  of any  event of  dissolution,  the Board or
OFI,  acting  as  liquidator  under  appointment  by  the  Board  (or  another liquidator,  if the Board  does not  appoint  OFI to act as  liquidator  or is unable to perform  this  function),  is charged with winding up the affairs of the Fund and  liquidating  its  assets.  Net  profits  or net loss  during the fiscal  period  including  the  period of  liquidation  will be  allocated  as described in the  prospectus  under  "Capital  Accounts --  Allocation  of Net
Profits and Losses."

            Upon  the   dissolution   of  the  Fund,  its  assets  are  to  be
distributed  (1) first to satisfy the debts,  liabilities  and  obligations of the Fund,  other  than  debts to  Members,  including  actual  or  anticipated liquidation expenses,  (2) next to satisfy debts,  liabilities and obligations owing to the Members,  (3) next to the Special  Advisory  Member to the extent of any balance in the Special  Advisory  Account  after  giving  effect to any
Incentive  Allocation  to be made as of the date of  dissolution  of the Fund, and  (4)  finally  to the  Members  proportionately  in  accordance  with  the balances  in their  respective  capital  accounts.  Assets may be  distributed in-kind on a pro rata basis if the Board or liquidator  determines that such a distribution  would be in the  interests  of the  Members in  facilitating  an orderly liquidation.

VOTING

            Each  Member has the right to cast a number of votes  equal to the value of the Member's  capital  account at a meeting of Members  called by the
Board or by Members  holding 25% or more of the total number of votes eligible to be  cast.  Members  will  be  entitled  to  vote  on any  matter  on  which shareholders  of a registered  investment  company  organized as a corporation would  normally be  entitled  to vote,  including  the  election of  Managers, approval  of the Fund's  agreement  any  investment  adviser of the Fund,  and approval of the  Company's  auditors,  and on certain  other  matters,  to the extent that the Investment  Company Act requires a vote of Members on any such matters.  Except  for the  exercise  of their  voting  privileges,  Members in their  capacity as such are not entitled to  participate  in the management or control  of the  Fund's  business,  and may not act for or bind the Fund.  The interest of the Special Advisory Member is non-voting.

REPORTS TO MEMBERS

            The Fund will furnish to Members as soon as practicable  after the end of each taxable year such  information as is necessary for such Members to complete Federal and state income tax or information  returns,  along with any other  tax  information  required  by law.  The Fund  will  send to  Members a semi-annual  and an audited  annual  report  within 60 days after the close of the  period  for  which it is being  made,  or as  otherwise  required  by the
Investment  Company Act.  Quarterly  reports from OFI or Tremont regarding the
Fund's operations during each fiscal quarter also will be sent to Members.

FISCAL YEAR
For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31.  The first fiscal year of the Fund will commence on the date of the initial closing and will end on March 31, 2002.  For tax purposes, the
Fund intends to adopt the 12-month period ending December 31 of each year will be the taxable year of the Fund. as its taxable year.  However, in certain circumstances the Fund may be required to adopt a taxable year ending on another date.  A taxable year ending on such other date may therefore be required temporarily until the Fund has attracted additional investors with calendar years for tax purposes, at which time the Fund may be eligible to change its taxable year-end to December 31.

                     FUND ADVERTISING AND SALES MATERIAL
            Advertisements  and  sales  literature  relating  to the  Fund and reports to Members  may  include  quotations  of  investment  performance.  In these materials,  the Fund's performance will normally be portrayed as the net return to an  investor  in the Fund during each month or quarter of the period for which investment  performance is being shown.  Cumulative  performance and year-to-date  performance computed by aggregating  quarterly or monthly return data may also be used.  Investment  returns  will be  reported on a net basis, after all fees and expenses and the  Incentive  Allocation.  Other methods may also be used to portray the Fund's investment performance.

            The  Fund's  investment  performance  will vary from time to time, and past results are not necessarily representative of future results.

            Comparative  performance  information,  as well  as any  published ratings, rankings and analyses,  reports and articles discussing the Fund, may also be used to advertise  or market the Fund,  including  data and  materials prepared by  recognized  sources of such  information.  Such  information  may include  comparisons of the Fund's  investment  performance to the performance of  recognized  market  indices and indices,  including but not limited to the
CSFB/Tremont  Hedge Fund Index, an index prepared in part by Tremont Advisers,
Inc.,  an  affiliate  of OFI  and  Tremont.  Comparisons  may  also be made to economic and  financial  trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

                               LETTER OF INTENT

            A Letter of Intent is an investors statement in writing to the
Distributor of the intention to purchase Interests in the Fund during a
13-month period (the Letter of Intent period).   The total amount of your
intended investment will determine the reduced sales charge rate that applies to investments during that period.  You can include investments made up to 90
days before the date of the Letter.   In submitting a Letter of Intent, you
make no commitment to invest in the Fund.

      For purposes of determining whether the Letter of Intent has been fulfilled at the end of the Letter of Intent period, if the gross amount of any contributions in escrow pending investment in the Fund, plus the greater of (1) gross contributions invested in the Fund less Interests redeemed prior to the end of the Letter of Intent period or (2) the  value of Interests you own (determined as of the most recent valuation date, exceeds the intended investment under the Letter of Intent, then the Letter of Intent has been
fulfilled.   If the Letter of Intent is not fulfilled, the investor agrees to pay the additional amount of sales charge applicable to such investments, and any commissions previously paid to the dealer of record for the account will be adjusted to the rates applicable to actual total investments.

      The investor agrees to be bound by the terms of the Prospectus, this
Statement of Additional Information and the Application used for a Letter of
Intent. If those terms are amended, as they may be from time to time by the
Fund, the investor agrees to be bound by the amended terms and that those amendments will apply automatically to existing Letters of Intent.

                            RIGHT OF ACCUMULATION

      To qualify for the lower sales charge rates that apply to larger investments in the Fund, you and your spouse can add together:

o     Interests in the Fund you purchase for your individual accounts
   (including IRAs), or for your joint accounts, or for trust or custodial accounts on behalf of your children who are minors, and
o     Current investments in the Fund to reduce the sales charge rate that applies to current purchases of Interests in the Fund, and
o     Interests of the Fund you previously purchased subject to a sales charge, provided that you still hold that investment.

      A fiduciary can count all Interests purchased for a trust, estate or other fiduciary account that has multiple accounts.  To determine the sales charge rate that applies, the Distributor will add, to the gross amount of the purchase to be held in escrow pending investment in the Fund:  (1) net amounts already held in escrow pending investment in the Fund, (2) Interests purchased on first business day of the current month, and (3) all other
Interests previously purchased (determined as of the most recent valuation
date).   The reduced sales charge will apply only to the current purchase.

                             FINANCIAL STATEMENTS

  The Funds audited financial statements for the year ended March 31, 2003 immediately follow.

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

To the Members and Board of Managers of
Oppenheimer Tremont Market Neutral Fund, LLC

We have audited the accompanying statement of assets, liabilities and members'
capital of Oppenheimer Tremont Market Neutral Fund, LLC (the "Fund"), including the schedule of investments, as of March 31, 2003, and the related statements of operations and cash flows for the year then ended, and the statement of changes in members' capital for the year ended March 31, 2003 and for the period from
January 2, 2002 (commencement of operations) to March 31, 2002. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of March 31, 2003, by correspondence with the custodian and the general partners/managing members of the investment funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oppenheimer Tremont Market
Neutral Fund, LLC at March 31, 2003, and the results of its operations and its cash flows for the year then ended and the changes in its members' capital for the year ended March 31, 2003 and for the period from January 2, 2002
(commencement of operations) to March 31, 2002, in conformity with accounting principles generally accepted in the United States.

/S/ ERNST &amp; YOUNG LLP

New York, New York
May 16, 2003

                 2 Oppenheimer Tremont Market Neutral Fund, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' CAPITAL
--------------------------------------------------------------------------------

OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC

ASSETS
                                                                                MARCH 31, 2003
                                                                          -----------------------

Investments in investment funds, at value (cost $34,142,200)                  $        36,246,640
Cash and cash equivalents (cost $4,365,034)                                             4,365,034
Receivable for investment funds sold                                                       47,079
Other Assets                                                                               21,906
                                                                          -----------------------
TOTAL ASSETS                                                                           40,680,659
                                                                          -----------------------

LIABILITIES

Payable for Member redemptions                                                            291,666
Management fee                                                                             65,019
Professional fees                                                                          42,744
Accounting and investor processing fees                                                    20,409
Administration fee                                                                         16,259
Investor servicing fees                                                                    15,226
Board of Managers' fees and expenses                                                        1,552
Miscellaneous                                                                              11,466
                                                                          -----------------------
TOTAL LIABILITIES                                                                         464,341
                                                                          -----------------------

MEMBERS' CAPITAL                                                              $        40,216,318
                                                                          =======================

MEMBERS' CAPITAL
Represented by:
Net capital contributions                                                     $        38,111,878
Net unrealized appreciation on investments                                              2,104,440
                                                                          -----------------------
TOTAL MEMBERS' CAPITAL                                                        $        40,216,318
                                                                          =======================

The accompanying notes are an integral part of these financial statements.

                 3 Oppenheimer Tremont Market Neutral Fund, LLC

SCHEDULE OF INVESTMENTS, MARCH 31, 2003
--------------------------------------------------------------------------------

OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC

                                                                           % of      % of
                                                                        Investment  Members'
Description                                     Cost          Value     Fund Held   Capital       Liquidity*
-----------                                     ----          -----     ----------  --------      ----------

Investment Funds

CONVERTIBLE ARBITRAGE
Advent Convertible Arbitrage Fund, L.P.     $ 1,845,000    $ 2,202,963     1.86%        5.5%      Quarterly
Forest Fulcrum Fund, L.P.                     1,245,000      1,391,134     1.81         3.5       Monthly
Sage Capital, L.P.                            1,245,000      1,415,197     1.49         3.5       Quarterly
                                            --------------------------          -----------
TOTAL CONVERTIBLE ARBITRAGE                   4,335,000      5,009,294                 12.5

EQUITY MARKET NEUTRAL
AQR Global Stock Selection
   Institutional Fund, L.P.                   1,870,366      1,983,259     8.70         4.9       Quarterly
Jemmco Partners, L.P.                         2,295,000      2,310,696     1.55         5.7       Quarterly
Twin Momentum Partners, L.P.                    221,250        242,369     2.78         0.6       Quarterly
Twin Saje, L.P.                               1,253,750      1,266,602     3.55         3.2       Quarterly
                                            --------------------------          -----------
TOTAL EQUITY MARKET NEUTRAL                   5,640,366      5,802,926                 14.4

EVENT DRIVEN
Brencourt Arbitrage, L.P.                     1,430,000      1,436,746     0.97         3.6       Quarterly
Halcyon Event Driven Strategies Fund, L.L.C.  1,743,000      1,765,635     2.75         4.4       Annually
ReCap Partners, L.P.                          2,236,623      2,290,586     5.81         5.7       Quarterly
                                            --------------------------          -----------
TOTAL EVENT DRIVEN                            5,409,623      5,492,967                 13.7

FIXED INCOME ARBITRAGE
Clinton Arbitrage Fund, L.P.                  2,232,212      2,351,943     0.58         5.8       Monthly
Oak Hill CCF Partners, L.P.                   2,596,990      2,884,971     0.35         7.2       Monthly
FFTW Diversified Alpha Fund, Ltd.             2,400,000      2,417,753     1.34         6.0       Monthly
                                            --------------------------          -----------
FIXED INCOME ARBITRAGE                        7,229,202      7,654,667                 19.0

GLOBAL MACRO
Vega Global Fund Limited
                                             $2,667,100    $ 2,713,953     0.34        6.70       Monthly

LONG/SHORT EQUITY
Clairborne Capital Partners
   Institutional, L.P.                        1,355,700      1,388,184     1.23         3.5       Quarterly
Pan Capital, L.L.C.                           1,850,086      1,825,440     1.74         4.5       Annually
                                            --------------------------          -----------
TOTAL LONG/SHORT EQUITY                       3,205,786      3,213,624                  8.0

The accompanying notes are an integral part of these financial statements.

                 4 Oppenheimer Tremont Market Neutral Fund, LLC

SCHEDULE OF INVESTMENTS, MARCH 31, 2003   CONTINUED
--------------------------------------------------------------------------------

                                                                           % of      % of
                                                                        Investment  Members'
Description                                     Cost          Value     Fund Held   Capital       Liquidity*
-----------                                     ----          -----     --------    --------      ----------

Investment Funds (continued)

MULTI-STRATEGY
Amaranth Partners, L.L.C.                     2,116,500      2,492,667     0.53        6.2        Quarterly
Canyon Value Realization Fund, L.P.           1,794,623      2,022,389     0.40        5.0        Annually
Libertyview Fund, L.L.C.                      1,744,000      1,844,153     6.32        4.6        Monthly
                                         -----------------------------          ----------
TOTAL MULTI-STRATEGY                          5,655,123      6,359,209                15.8
                                         -----------------------------          ----------

Total Investments in Investment Funds        34,142,200     36,246,640                90.1
Short-Term Investment
Provident Institutional Temp Fund
(4,365,034 shares)                            4,365,034      4,365,034                10.9
                                         -----------------------------          ----------

TOTAL INVESTMENTS IN INVESTMENT FUNDS
AND SHORT-TERM INVESTMENT                  $ 38,507,234     40,611,674               101.0
                                         ==============

LIABILITIES IN EXCESS OF OTHER ASSETS                         (395,356)              (1.0)
                                         -----------------------------          ----------

TOTAL MEMBERS' CAPITAL                                   $  40,216,318                100%
                                                       ===============          ==========

DETAILED INFORMATION ABOUT THE INVESTMENT FUNDS' PORTFOLIOS IS NOT AVAILABLE.
* AVAILABLE FREQUENCY OF REDEMPTIONS AFTER INITIAL LOCK-UP PERIOD.

The accompanying notes are an integral part of these financial statements.

                 5 Oppenheimer Tremont Market Neutral Fund, LLC

STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC

INVESTMENT INCOME                                                   YEAR ENDED MARCH 31, 2003
                                                                   ---------------------------

     Dividends                                                             $          15,580
                                                                     -----------------------
EXPENSES
     Management fee                                                                  320,257
     Administration fee                                                               80,082
     Professional fees                                                                55,000
     Accounting and investor processing fees                                          53,647
     Investor servicing fees                                                          33,827
     Board of Managers' fees and expenses                                             26,492
     Insurance fees                                                                   22,246
     Custodian fees                                                                   11,940
     Miscellaneous                                                                    14,438
                                                                     -----------------------

TOTAL EXPENSES                                                                       617,929
                                                                     -----------------------

NET INVESTMENT LOSS                                                                (602,349)
                                                                     -----------------------

REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS
     Net Realized loss on investments                                              (404,180)
     Net change in unrealized appreciation on investments                          1,727,790
                                                                     -----------------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                                    1,323,610
                                                                     -----------------------
NET INCREASE IN MEMBERS' CAPITAL DERIVED FROM OPERATIONS                   $         721,261
                                                                     =======================

The accompanying notes are an integral part of these financial statements.

                 6 Oppenheimer Tremont Market Netrual Fund, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
--------------------------------------------------------------------------------

OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC

                                                   SPECIAL ADVISORY
                                                       ACCOUNT              MEMBERS        TOTAL
                                                ----------------------------------------------------
MEMBERS' CAPITAL, JANUARY 2, 2002
     (COMMENCEMENT OF OPERATIONS)

                                                    $       --            $  100,000    $  100,000 *
FROM OPERATIONS

Net investment loss                                         --             (142,322)     (142,322)
Net change in unrealized appreciation
     on investments                                         --               376,650       376,650
                                                ----------------------------------------------------
NET INCREASE IN MEMBERS' CAPITAL DERIVED
FROM OPERATIONS                                             --               234,328       234,328

FROM MEMBERS' CAPITAL TRANSACTIONS
Proceeds from Member subscriptions                          --            24,840,499    24,840,499**
                                                ----------------------------------------------------

MEMBERS' CAPITAL, MARCH 31, 2002                    $       --           $25,174,827   $25,174,827
                                                =====================================================

FROM OPERATIONS

Net investment loss                                         --             (602,349)     (602,349)

Net realized loss on investments                            --             (404,180)     (404,180)
Net change in unrealized appreciation
   on investments                                           --             1,727,790     1,727,790

Reallocation of incentive allocation                       157                 (157)            --
                                                --------------------------------------------------
NET INCREASE IN MEMBERS' CAPITAL DERIVED
   FROM OPERATIONS                                         157               721,104       721,261

FROM MEMBERS' CAPITAL TRANSACTIONS
Proceeds from Member subscriptions***                       --            14,614,842    14,614,842

Payments for Member redemptions                             --             (294,612)     (294,612)
                                                --------------------------------------------------
NET INCREASE IN MEMBERS' CAPITAL
     DERIVED FROM CAPITAL TRANSACTIONS                      --            14,320,230    14,320,230

MEMBERS' CAPITAL, MARCH 31, 2003                    $      157           $40,216,161   $40,216,318
                                                ==================================================

*   The Fund was initially capitalized with $100,000 of capital on November 14,
    2001.
**  Net of offering costs of $311,650
*** Including redemption fees received of $2,946 during the year ended March 31,
    2003.

The accompanying notes are an integral part of these financial statements.

                 7 Oppenheimer Tremont Market Neutral Fund, LLC

STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC

CASH FLOWS FROM OPERATING ACTIVITIES                                                       YEAR ENDED
                                                                                         MARCH 31, 2003
                                                                                    ---------------------

Net increase in members' capital derived from operations                                $     721,261
Adjustments to reconcile net increase in members' capital derived from operations to net cash used in operating activities:
     Net realized loss on investments                                                         404,180
     Net change in unrealized appreciation on investments                                 (1,727,790)
     Purchases of investments                                                            (17,204,700)
     Sales of investments                                                                   7,558,320
     Increase in receivable for investment funds sold                                        (47,079)
     Increase in other assets                                                                (11,494)
     Increase in payable for Member redemptions                                               291,666
     Increase in management fee payable                                                        23,117
     Increase in professional fees payable                                                     12,744
     Increase in accounting and investor processing fees payable                               14,339
     Increase in administration fee payable                                                     5,781
     Increase in investor servicing fees payable                                               15,226
     Decrease in Board of Managers' fees and expenses payable                                   (123)
     Decrease in offering costs payable                                                      (18,476)
     Increase in miscellaneous fees payable                                                       192
                                                                                    -----------------
     Net cash used in operating activities                                                (9,962,836)

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from Member subscriptions                                                    14,614,842
     Payments for Member redemptions                                                        (294,612)
                                                                                    -----------------
Net cash provided by financing activities                                                  14,320,230

Net increase in cash and cash equivalents                                                   4,357,394
Cash and cash equivalents at beginning of period                                                7,640
                                                                                    -----------------
Cash and cash equivalents at end of period                                             $    4,365,034
                                                                                    =================

The accompanying notes are an integral part of these financial statements.

                 8 Oppenheimer Tremont Market Neutral Fund, LLC

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2003
--------------------------------------------------------------------------------

OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC

1.   ORGANIZATION
     Oppenheimer Tremont Market Neutral Fund, LLC (the "Fund") was organized as a Delaware limited liability company on October 3, 2001. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940
     Act"), as a non-diversified, closed-end management investment company. The
     Fund's investment objective is to seek long-term capital appreciation consistent with preservation of capital while attempting to generate positive returns over various market cycles. The Fund will pursue this objective by investing primarily in private investment partnerships and similar investment vehicles ("Investment Funds") that are managed by a select group of alternative asset managers that employ various "market neutral" investment strategies. These strategies encompass a broad range of investment programs that historically have exhibited a low correlation to the general performance of equity, debt and other markets. The Fund commenced operations on January 2, 2002.

     OppenheimerFunds, Inc. (the "Adviser"), serves as the investment adviser of the Fund subject to the ultimate supervision of and subject to any policies established by the Fund's Board of Managers ("the Board"), pursuant to the terms of the investment advisory agreement with the Fund (the "Advisory
     Agreement"). Pursuant to the Advisory Agreement, the Adviser is responsible for developing, implementing and supervising the Fund's investment program.
     The Adviser is authorized, subject to the approval of the Board and
     Members, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing these services.

     Tremont Partners, Inc. (the "Investment Manager"), an affiliate of the
     Adviser, has been retained to serve as the Fund's Investment Manager and is responsible for providing day-to-day investment management services to the
     Fund, subject to the supervision of the Adviser.

     The Adviser is wholly-owned by Oppenheimer Acquisition Corp., a holding company ultimately controlled by Massachusetts Mutual Life Insurance
     Company. The Adviser is registered as an investment adviser under the
     Investment Advisers Act of 1940, as amended.

     Generally, initial and additional applications for interests ("Interests")
     by eligible investors may be accepted as of the first day of each month based on the Fund's net asset value. The Fund reserves the right to reject any applications for Interests in the Fund.

     The Fund from time to time may offer to repurchase outstanding Interests based on the Fund's net asset value pursuant to written tenders from
     Members. Repurchases will be made at such times and on such terms as may be determined by the Board, in its sole discretion and will be offers to repurchase a specified dollar amount of outstanding Interests. The Fund offered to repurchase Interests as of December 31, 2002 and March 31, 2003,
     and will offer thereafter, twice each year, as of the last business day of
     March and September. A redemption fee payable to the Fund of 1.00% of the net asset value of an Interest (or portion of an Interest) repurchased by the Fund will apply if the Interest is repurchased less than one year after the Member's initial investment in the Fund. The Fund will generally pay the value of the Interests or portions thereof repurchased approximately one month after the value of Interests to be repurchased is determined. If the entire Interest of a Member is repurchased, the Member will receive an initial payment equal to 95% of the estimated value of the Interest and the balance due will be determined and paid promptly after completion of the year end audit of the Fund. A Member's Interest in the Fund can only be transferred or assigned with the written consent of the Board, which may be withheld in its sole and absolute discretion.

                 9 Oppenheimer Tremont Market Neutral Fund, LLC

2.   SIGNIFICANT ACCOUNTING POLICIES
     The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America, which require the Adviser to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements, including the estimated fair value of investments. Such policies are consistently followed by the Fund in preparation of its financial statements. The
     Adviser believes that the estimates utilized in preparing the Fund's financial statements are reasonable and prudent; however, actual results could differ from these estimates.

     A.  PORTFOLIO VALUATION
     The net asset value of the Fund will be determined by or at the direction of the Adviser as of the close of business at the end of any fiscal period, generally monthly, in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board. The Fund's investments in Investment Funds are subject to the terms and conditions of the respective operating agreements and offering memoranda, as appropriate. The Fund's investments in
     Investment Funds are carried at fair value as determined by the Fund's pro-rata interest in the net assets of each Investment Fund. These
     Investment Funds value their underlying investments in accordance with policies established by such Investment Funds, as described in each of their financial statements and offering memoranda. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or allocations payable to the
     Investment Funds' managers pursuant to the Investment Funds' agreements.
     Where no value is readily available from an Investment Fund or where a value supplied by an Investment Fund is deemed not to be indicative of its value, the Adviser will determine, in good faith, the fair value of the
     Investment Fund under procedures adopted by the Board and subject to the
     Board's supervision.

     B.  INCOME RECOGNITION AND EXPENSES
     Dividend income is recorded on the ex-dividend date. The change in an
     Investment Fund's net asset value is included in net change in unrealized appreciation/depreciation on investments on the statement of operations.
     Distributions received from Investment Funds, whether in the form of cash or securities, are applied as a reduction of the Investment Fund's cost.
     Realized gains or losses on withdrawals from Investment Funds are recognized on a cost recovery basis.

     The Fund bears all expenses incurred in its business, including, but not limited to, the following: all costs and expenses related to investment transactions and positions for the Fund's account; legal fees; accounting and auditing fees; custodial fees; costs of computing the Fund's net asset value; costs of insurance; registration expenses; certain offering costs;
     expenses of meetings of the Board and Members; all costs with respect to communications to Members; and other types of expenses as may be approved from time to time by the Board. Ongoing offering costs are charged to paid in capital as incurred.

     The Adviser assumed all offering costs associated with the initial registration and offering of Interests by way of a special allocation of such costs directly to the capital account of the Adviser. In addition, the
     Adviser assumed all organizational expenses directly at the time of the seeding of the Fund.

     Net profits or net losses of the Fund for each fiscal period are allocated among and credited to or debited against the capital accounts of all
     Members (but not the Special Advisory Account, as defined) as of the last day of each fiscal period in accordance with the Members' respective investment percentages for the fiscal period. Net profits or net losses are measured as the net change in the value of the net assets of the Fund, including any net change in unrealized appreciation or depreciation of investments and income, net of expenses, and realized gains or losses during a fiscal period, before giving effect to any repurchases by the Fund of Interests or portions of Interests.

                10 Oppenheimer Tremont Market Neutral Fund, LLC

     C.  INCOME TAXES
     No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

     At March 31, 2003, the Fund reclassified $602,349 and $404,180 from accumulated net investment loss and accumulated net realized loss on investments, respectively, to net capital contributions. This reclassification was to reflect, as an adjustment to net capital contributions, the amounts of taxable income or loss that have been allocated to the Fund's Members and had no effect on net assets.

     D.  CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of monies invested in money market funds sponsored by BlackRock Institutional Management Corporation, an affiliate of PNC Bank, N.A., and are accounted for at net asset value. Dividends receivable from such funds are included in other assets on the statement of assets, liabilities and members' capital. The Fund treats all financial instruments that mature within three months as cash equivalents.

     E.  RECLASSIFICATIONS
     Certain of the amounts presented in the statement of changes in members'
     capital for the period ended March 31, 2002 have been reclassified to conform to the current year's presentation.

3.   MANAGEMENT FEE, INCENTIVE ALLOCATION, RELATED PARTY TRANSACTIONS AND OTHER
     The Adviser provides certain management and administrative services to the
     Fund. In consideration for such management services, the Fund pays the
     Adviser a monthly management fee (the "Management Fee") computed at an annual rate of 1.00% of the Fund's net assets determined as of the last day of the month (before any repurchases of Interests or Incentive Allocation).
     The Adviser pays 50% of its fee to the Investment Manager. In consideration for such administration services, the Fund pays the Adviser a monthly administration fee (the "Administration Fee") computed at an annual rate of
     0.25% of the Fund's net assets determined as of the last day of the month
     (before any repurchases of Interests or Incentive Allocation and the
     Management Fee). At March 31, 2003, $65,019 and $16,259 of the Management
     Fee and Administration Fee, respectively, were payable to the Adviser. For the year ended March 31, 2003, the Management Fee and Administration Fee
     incurred by the Fund were $320,257 and $80,082, respectively.

     The Investment Manager has been designated by the Adviser as the special advisory member (the "Special Advisory Member") and is entitled to receive a performance-based allocation (the "Incentive Allocation") equal to 5% of net profits, if any, in excess of the preferred return (the "Preferred
     Return"). The Preferred Return is an amount determined by applying an annual percentage rate equal to the 2-year Treasury constant maturity rate to the capital account balance of each Member as of the beginning of the fiscal period. For the three months ended March 31, 2003, the Preferred
     Return was 1.61%. For the calendar year ended December 31, 2002, the
     Preferred Return was 3.07%. The Incentive Allocation will apply only to net profits for the applicable calendar year that exceed both: (i) the
     Preferred Return for the fiscal period; and (ii) any balance in a "Loss
     Recovery Account," as defined in the Fund's registration statement, established for each Member. A Special Advisory Account has been established by the Fund for crediting any Incentive Allocation due to the
     Special Advisory Member. The Incentive Allocation will be debited from each
     Member's capital account and credited to the Special Advisory Account.
     Generally, the Incentive Allocation will be made as of the end of each calendar year and upon the repurchase of any Member's Interest (or portion thereof). The Special Advisory Member may withdraw any Incentive Allocation credited to the Special Advisory Account at any time following the date on which the Incentive Allocation is made. For the calendar year ended
     December 31, 2002, the Special Advisory Member voluntarily waived the
     Incentive Allocation earned of $1,107. If the Members' measurement period for Incentive Allocation closed at

                11 Oppenheimer Tremont Market Neutral Fund, LLC

3.   MANAGEMENT FEE, INCENTIVE ALLOCATION, RELATED PARTY TRANSACTIONS AND OTHER
     (CONTINUED)
     March 31, 2003, Incentive Allocation reallocable to the Special Advisory
     Member would have been $18,873 based on the performance of the Fund during the period from January 1, 2003 to March 31, 2003. For the period from
     January 1, 2003 to March 31, 2003, $157 of Incentive Allocation was earned by the Special Advisory Member due to a Member redemption.

     The Adviser's and Investment Manager's capital account balances at March
     31, 2003 were $25,029,578 and $515,164, respectively. The Adviser's and
     Investment Manager's capital account balances at March 31, 2002 were
     $24,519,620 and $504,761, respectively.

     A majority of the Board is comprised of persons who are independent with respect to the Fund. Each Board member who is not an employee of the
     Adviser, or one of its affiliates, receives an annual retainer, plus a fee for each meeting attended. Additionally, these Board members are reimbursed by the Fund for all reasonable out of pocket expenses. Any Board member who is an employee of the Adviser, or one of its affiliates, does not receive an annual fee from the Fund.

     PFPC Trust Company (an affiliate of PNC Bank, N.A.) serves as custodian of the Fund's assets and provides custodial services for the Fund.

     PFPC Inc. ("PFPC") (also an affiliate of PNC Bank, N.A.) serves as accounting and investor processing agent to the Fund and in that capacity provides accounting, tax and Member related services. PFPC receives a monthly fee primarily based upon the average net assets of the Fund, subject to a minimum monthly fee. Additionally, the Fund reimburses all reasonable out of pocket expenses incurred by PFPC.

     Under the terms of an investor servicing agreement (the " Investor
     Servicing Agreement") between the Fund and OppenheimerFunds Distributor,
     Inc. (the "Distributor"), the Distributor is authorized to retain brokers, dealers and certain financial advisers ("Investor Service Providers") to provide ongoing investor services and account maintenance services to
     Members that are their customers. Under the Investor Servicing Agreement, the Fund pays a fee to the Distributor to reimburse it for payments made to
     Investor Service Providers. This fee is paid quarterly and, with respect to each Investor Service Provider, shall not exceed the lesser of: (i) .50%
     (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests or Incentive Allocation and the Management Fee);
     or (ii) the Distributor's actual payments to the Investor Service Provider.
     The Distributor is entitled to reimbursement under the Investor Servicing
     Agreement for any payments it may make to any affiliated Investor Service
     Providers. At March 31, 2003, $15,226 was payable to the Distributor.

4.   INVESTMENTS IN INVESTMENT FUNDS
     At March 31, 2003, the Fund had investments in Investment Funds, none of which were related parties. The agreements related to investments in
     Investment Funds provide for compensation to the Investment Funds'
     managers/general partners in the form of management fees ranging from 1.0%
     to 2.0% annually of net assets and performance incentive fees/allocations ranging from 10% to 25% of net profits earned. The Investment Funds provide for periodic redemptions ranging from monthly to annually with lock up provisions of up to eighteen months from initial investment. Information related to each Investment Fund is included on the schedule of investments.

     For the year ended March 31, 2003, the aggregate cost of purchases and proceeds from sales of Investment Funds were $17,204,700 and $7,558,320, respectively.

     The cost of investments for Federal income tax purposes is adjusted for items of taxable income allocated to the Fund from the Investment Funds.
     The allocated taxable income is reported to the Fund by the Investment
     Funds on Schedules K-1. As of March 31, 2003, the cost of investments in

                12 Oppenheimer Tremont Market Neutral Fund, LLC

     Investment Funds for Federal income tax purposes was estimated to be
     $36,151,986. Accordingly, gross unrealized appreciation on investments was
     $786,736, gross unrealized depreciation on investments was $692,082, resulting in a net unrealized appreciation on investments of $94,654.

5.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
     In the normal course of business, the Investment Funds in which the Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These activities may include, but are not limited to, short selling activities, writing option contracts and interest rate, credit default and total return equity swap contracts. The Fund's risk of loss in these Investment Funds is limited to the value of these investments as reported by the Fund.

6.   FINANCIAL HIGHLIGHTS
     The following represents the ratios to average members' capital and other supplemental information for the periods indicated:

                                                                          Period from
                                                                        January 2, 2002
                                                     Year ended        (commencement of
                                                   March 31, 2003         operations)
                                                                       to March 31, 2002

     TOTAL RETURN*                                     2.03%**               0.94%

     RATIOS TO AVERAGE MEMBERS' CAPITAL:
     NET INVESTMENT LOSS                               (1.91%)            (2.27%)***
     EXPENSES                                           1.96%              2.29%***

     PORTFOLIO TURNOVER****                              25%                  0%
     MEMBERS' CAPITAL, END OF PERIOD (000'S)           $40,216              $25,175

*    Total return assumes a purchase of an interest in the Fund on the first day and a sale of that same interest on the last day of the period noted, after Incentive Allocation to the Special Advisory Member, if any, and does not reflect the deduction of sales loads, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized.
**   If the Member's measurement period for Incentive Allocation closed on
     March 31, 2003, total return would have been 1.97%.
***  Annualized.
**** Represents the lesser of purchases or sales of investments in Investment
     Funds divided by the average value of investments in Investment Funds.

7.   SUBSEQUENT EVENTS
     Effective April 1, 2003 and May 1, 2003, the Fund received initial and additional contributions from Members of approximately $6,645,000 and
     $2,435,000, respectively.

                13 Oppenheimer Tremont Market Neutral Fund, LLC

                                 APPENDIX A

                              Sales Load Waivers

In certain cases, the initial sales load that applies to purchases of
Interests may be waived in recognition of the realization of the economies of sales efforts by OppenheimerFunds Distributor, Inc., ("OFDI"), or by dealers or other financial institutions that offer Interests to certain classes of investors.

For the purposes of some of the waivers described below and as described in the prospectus, the term "Retirement Plan" refers to the following types of plans:

(1)   plans qualified under Sections 401(a) or 401(k) of the Internal Revenue
         Code,
(2)   non-qualified deferred compensation plans,
(3)   employee benefit plans1
(4)   Group Retirement Plans2
(5)   403(b)(7) custodial plan accounts
(6)   Individual Retirement Accounts ("IRAs"), including traditional IRAs,
         Roth IRAs, SEP-IRAs, SARSEPs or SIMPLE plans

The interpretation of these provisions as to the applicability of a waiver in a particular case is in the sole discretion of OFDI.  These waivers may be amended or terminated at any time by the Fund, OFDI, and/or OppenheimerFunds,
Inc. ("OFI").
Waivers must be requested by the investor and/or the investor's broker or dealer at the time of purchase.

--------------
1.    An "employee benefit plan" means any plan or arrangement, whether or not it is "qualified" under the Internal Revenue Code, under which
   Interests are purchased by a fiduciary or other administrator for the account of participants who are employees of a single employer or of affiliated employers. These may include, for example, medical savings accounts, payroll deduction plans or similar plans. The fund accounts must be registered in the name of the fiduciary or administrator purchasing the shares for the benefit of participants in the plan.
2.    The term "Group Retirement Plan" means any qualified or non-qualified retirement plan for employees of a corporation or sole proprietorship, members and employees of a partnership or association or other organized group of persons (the members of which may include other groups), if the group has made special arrangements with OFDI and all members of the group participating in (or who are eligible to participate in) the plan to purchase Interests through a single investment dealer, broker or other financial institution designated by the group. Such plans include 457 plans, SEP-IRAs, SARSEPs, SIMPLE plans and 403(b) plans other than plans for public school employees. The term "Group Retirement Plan" also includes qualified retirement plans and non-qualified deferred compensation plans and IRAs that purchase Interests through a single investment dealer, broker or other financial institution that has made special arrangements with OFDI enabling those plans to purchase Interests.

                          II. Waivers of Sales Load

A.  Waivers of Sales Load for Certain Purchasers.

Interests purchased by the following investors are not subject to any sales load (and no commissions to brokers or dealers are paid by OFDI on such purchases):

|_|   OFI or its affiliates.
|_|   Present or former officers, directors, trustees and employees (and their "immediate families") of the Fund, OFI and its affiliates, and retirement plans established by them for their employees. The term
         "immediate family" refers to one's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons-
         and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews; relatives by virtue of a remarriage (step-children, step-parents, etc.) are included.
|_|   Registered management investment companies, or separate accounts of insurance companies having an agreement with OFI or OFDI for that purpose.
|_|   Dealers or brokers that have a sales agreement with OFDI, if they purchase Interests for their own accounts or for retirement plans for their employees.
|_|   Employees and registered representatives (and their spouses) of dealers or brokers described above or financial institutions that have entered into sales arrangements with such dealers or brokers (and which are identified as such to OFDI) or with OFDI. The purchaser must certify to OFDI at the time of purchase that the purchase is for the purchaser's own account (or for the benefit of such employee's spouse or minor children).
|_|   Dealers, brokers, banks or registered investment advisers that have entered into an agreement with OFDI providing specifically for the use of Interests in particular investment products made available to their clients. Those clients may be charged a transaction fee by their dealer, broker, bank or adviser for the purchase or sale of
         Interests.
|_|   Investment advisers and financial planners who have entered into an agreement for this purpose with OFDI and who charge an advisery, consulting or other fee for their services and buy Interests for their own accounts or the accounts of their clients.
|_|   "Rabbi trusts" that buy Interests for their own accounts, if the purchases are made through a broker or agent or other financial intermediary that has made special arrangements with OFDI for those purchases.
|_|   Clients of investment advisers or financial planners (who have entered into an agreement for this purpose with OFDI) who buy Interests for their own accounts may also purchase Interests without a sales load but only if their accounts are linked to a master account of their investment adviser or financial planner on the books and records of the broker, agent or financial intermediary with which OFDI has made such special arrangements . Each of these investors may be charged a fee by the broker, agent or financial intermediary for purchasing
         Interests.
|_|   Directors, trustees, officers or full-time employees of OpCap Advisers or its affiliates, their relatives or any trust, pension, profit sharing or other benefit plan which beneficially owns Interests for those persons.
|_|   Accounts for which Oppenheimer Capital (or its successor) is the investment adviser (OFDI must be advised of this arrangement) and persons who are directors or trustees of the company or trust which is the beneficial owner of such accounts.
|_|   A unit investment trust that has entered into an appropriate agreement with OFDI.
|_|   Dealers, brokers, banks, or registered investment advisers that have entered into an agreement with OFDI to sell Interests to defined contribution employee retirement plans for which the dealer, broker or investment adviser provides administration services.
|_|   Retirement Plans and deferred compensation plans and trusts used to fund those plans (including, for example, plans qualified or created under sections 401(a), 401(k), 403(b) or 457 of the Internal Revenue
         Code), in each case if those purchases are made through a broker, agent or other financial intermediary that has made special arrangements with OFDI for those purchases.

B.  Waivers of Sales Load in Certain Transactions.

Interests issued or purchased in the following transactions are not subject to sales loads (and no commissions to brokers or dealers are paid by OFDI on such purchases):

|_|   Interests issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Fund is a party.
|_|   Interests purchased by the reinvestment of distributions reinvested from the Fund [or other Oppenheimer funds (other than Oppenheimer
         Cash Reserves) or unit investment trusts for which reinvestment arrangements have been made with the Distributor].
|_|   Interests purchased through a broker-dealer that has entered into a special agreement with OFDI to allow the broker's customers to purchase and pay for Interests using the proceeds of shares redeemed in the prior 30 days from a mutual fund (other than a fund managed by OFI or any of its subsidiaries) on which an initial sales charge was paid. [This waiver also applies to shares purchased by exchange of shares of Oppenheimer Money Market Fund, Inc. that were purchased and paid for in this manner.] This waiver must be requested when the purchase order is placed for Interests, and OFDI may require evidence of qualification for this waiver.
|_|   Interests purchased with the proceeds of maturing principal units of any Qualified Unit Investment Liquid Trust Series.
|_|   Interests purchased by the reinvestment of loan repayments by a participant in a Retirement Plan for which OFI or an affiliate acts as sponsor.

N-1A\Tremont\Tremont Mkt Neutral Fund LLC\2002\SAI_2002 72902

--------
10    The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund.
An exempt organization is required to make estimated tax payments with respect to its UBTI.
11    Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section
514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI.  A prospective tax-exempt Member should consult its tax adviser in this regard.
12    New York State (but not New York City) generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

                                      PART C
                                 OTHER INFORMATION

Item 24.    Financial Statements and Exhibits

      (1) Financial Statements:

            Part A:  Financial Highlights.

            Part B:  Report of  Independent  Auditors,  Statement  of Assets and
            Liabilities,            Notes   to   Financial   Statements.   Filed
            herewith.

      (2) Exhibits:

            (a)   (i) Certificate of Formation of the Registrant: Previously
                  filed with Registrant's initial registration statement (Reg.
                  No. 333-71716, 10/17/01), and incorporated herein by
                  reference).

            (ii)  Limited Liability Company Agreement of the Registrant -
                  Previously filed with Pre-Effective Amendment No. 1 to
                  Registrant's Registration Statement (Reg. No. 333-71716,
                  12/7/01) and incorporated herein by reference.

            (b)   Not applicable.

            (c)   Not applicable.

            (d)   Not applicable.

            (e)   Not applicable.

            (f)   Not applicable.

            (g)   (i) Investment Advisory Agreement - Previously filed with
                  Pre-Effective Amendment No. 1 to Registrant's Registration
                  Statement (Reg. No. 333-71716, 12/7/01) and incorporated
                  herein by reference.

                  (ii) Investment Sub-Advisory Agreement - Previously filed with
                  Pre-Effective Amendment No. 1 to Registrant's Registration
                  Statement (Reg. No. 333-71716, 12/7/01) and incorporated
                  herein by reference.

            (h)   (i) Distributor's Agreement - Previously filed with
                  Pre-Effective Amendment No. 1 to Registrant's Registration
                  Statement (Reg. No. 333-71716, 12/7/01) and incorporated
                  herein by reference.

                 (ii) Form of Selling Agreement between OppenheimerFunds
                  Distributor, Inc. and selected dealers - Previously filed with
                  Pre-Effective Amendment No. 1 to Registrant's Registration
                  Statement (Reg. No. 333-71716, 12/7/01) and incorporated
                  herein by reference.

            (i)   Not applicable.

            (j)   Custody Agreement - Previously filed with Pre-Effective
                  Amendment No. 1 to Registrant's Registration Statement (Reg.
                  No. 333-71716, 12/7/01) and incorporated herein by reference.

            (k)   (i) Escrow Agreement - Previously filed with Pre-Effective
                  Amendment No. 1 to Registrant's Registration Statement (Reg.
                  No. 333-71716, 12/7/01) and incorporated herein by reference.

                  (ii) Administration Agreement - Previously filed with
                  Pre-Effective Amendment No. 1 to Registrant's Registration
                  Statement (Reg. No. 333-71716, 12/7/01) and incorporated
                  herein by reference.

                  (iii) Form of Investor Servicing Agreement - Previously filed with Pre-Effective Amendment No. 1 to Registrant's
                  Registration Statement (Reg. No. 333-71716, 12/7/01) and
                  incorporated herein by reference.

                  (iv) Fund and Investor Accounting Services Agreement -
                  Previously filed with Pre-Effective Amendment No. 1 to
                  Registrant's Registration Statement (Reg. No. 333-71716,
                  12/7/01) and incorporated herein by reference.

            (l)   Opinion and Consent of Schulte Roth & Zabel LLP.
                  Previously filed with Pre-Effective Amendment No. 2 to
                  Registrant's Registration Statement (Reg. No. 333-71716,
                  12/7/01) and incorporated herein by reference.

            (m)   Not applicable.

            (n)   (i) Opinion and Consent of Schulte Roth & Zabel
                  LLP on tax matters. Previously filed with Pre-Effective
                  Amendment No. 2 to Registrant's Registration Statement
                  (Reg. No. 333-71716, 12/7/01) and incorporated herein by
                  reference.

                  (ii) Consent of Independent Auditors - Filed herewith.

            (o)   Previously Filed with Pre-effective Amendment No 2 to
                  Registrant's Registration Statement (Reg. No. 333-71716,
                  12/7/01) and incorporated herein by reference.

            (p)   Agreement Regarding Provision of Initial Capital - Previously
                  filed with Pre-Effective Amendment No. 1 to Registrant's
                  Registration Statement (Reg. No. 333-71716, 12/7/01) and
                  incorporated herein by reference.

            (q)   Not applicable.

            (r)   (i) Code of Ethics of the Oppenheimer Funds dated March 1,
                  2000 under Rule 17j-1 of the Investment Company Act of 1940;
                  previously filed with the Initial Registration Statement of
                  Oppenheimer Emerging Growth Fund (Reg. No. 333-44176) dated
                  August 21, 2000 is incorporated herein by reference.

Item 25.    Marketing Arrangements

            Not applicable

Item 26.    Other Expenses of Issuance and Distribution

      Registration fees     $[     ]
      Legal fees             [     ]
      NASD fees              [     ]
      Blue Sky fees          [     ]
      Accounting fees        [     ]
      Printing               [     ]
      Miscellaneous          [     ]
                             -------

            Total           $[     ]

Item 27.    Persons Controlled by or Under Common Control with the Registrant

            None.

Item 28.    Number of Holders of Securities

      As of August 21, 2003, the number of record holders of each class of securities of the registrant, is shown below:

                         (1) (2) Title of Class Number of Recordholders

              Limited liability company                   1
                      interests

Item 29.    Indemnification

      Reference is made in the provisions of Section 3.7 of Registrant's limited liability company agreement filed as Appendix C to the prospectus contained in this Registration Statement, and incorporated herein by reference.

      Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to Managers, officers and controlling persons of
Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of
1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Manager, officer or controlling person of
Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the
Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 30.    Business and Other Connections of the Adviser

      (a)   OppenheimerFunds, Inc. is the investment adviser of the Registrant;
            it and certain subsidiaries and affiliates act in the same capacity to other investment companies, including without limitation those described in Part B hereof and listed in Item 30(b) below.

      (b)   There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each executive officer and director of OppenheimerFunds, Inc. is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.

---------------------------------------------------------------------------------
Name and Current Position
with OppenheimerFunds, Inc.    Other Business and Connections During the Past
                               Two Years
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Timothy L. Abbuhl,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles E. Albers,             None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik Anderson,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Janette Aprilante,             As of January 2002: Secretary of
Vice President &   Secretary OppenheimerFunds, Distributor, Inc.,
                               Centennial Asset Management Corporation, Oppenheimer
                               Partnership Holdings, Inc., Oppenheimer Real
                               Asset Management, Inc., Shareholder Financial
                               Services, Inc., Shareholder Services, Inc.;
                               HarbourView Asset Management Corporation, OFI
                               Private Investments, Inc., OFI Institutional
                               Asset Management, Inc. and OppenheimerFunds
                               Legacy Program; Assistant Secretary of OFI Trust
                               Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hany S. Ayad,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Banta,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joanne Bardell,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lerae A. Barela,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bruce L. Bartlett,             None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Bartling,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Baum,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeff Baumgartner,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Connie Bechtolt,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Behal                   Assistant Vice President of HarbourView Asset
Assistant Vice President       Management Corporation. Formerly.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen Beichert,             Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gerald Bellamy,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik S. Berg,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Victoria Best,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rajeev Bhaman,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig Billings,                Formerly President of Lorac Technologies, Inc.
Assistant Vice President       (June 1997-July 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Binning,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert J. Bishop,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Blinzer,                Assistant Vice President of OppenheimerFunds
Vice President                 Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John R. Blomfield,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Chad Boll,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Bonomo,                 None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer Bosco,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lowell Scott Brooks,           Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joan Brunelle,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Buckmaster,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul Burke,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Burns,                    Formerly a Marketing Manager with Alliance
Assistant Vice President       Capital Management (October 1999-April 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bruce Burroughs                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claudia Calich,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael A. Carbuto,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Debra Casey,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ronald G. Chibnik,             Formerly Director of technology for Sapient
Assistant Vice President       Corporation (July, 2000-August 2001); software
                               architect for Sapient Corporation (March
                               1997-July 2000).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brett Clark,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
H.C. Digby Clements, None Vice President: Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Peter V. Cocuzza,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott Cottier,                 None
Vice  President:  Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Coulston,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie C. Cusker,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George Curry,                  None.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Damian,                   Formerly senior analyst/director for Citigroup
Vice President                 Asset Management (November 1999-September 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John M. Davis,                 Assistant Vice President of OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ruggero de'Rossi,              Vice President of HarbourView Asset Management
Senior Vice President          Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig P. Dinsell,              None
Executive Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Randall C. Dishmon,            Formerly an Associate with Booz Allen & Hamilton
Assistant Vice President       (1998-June 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rebecca K. Dolan               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steven D. Dombrower,           Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas Doyle,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bruce C. Dunbar,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Edmiston,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel R. Engstrom,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Robert Erven             Formerly an Assistant Vice President/Senior
Assistant Vice President       Trader with Morgan Stanley Investment Management
                               (1999-April 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George R. Evans,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward N. Everett,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathy Faber,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Falicia,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Farrar,               Vice President of OFI Private Investments, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Katherine P. Feld,             Vice President of OppenheimerFunds, Distributor,
Vice President, Senior Counsel Inc. and of Oppenheimer Real Asset Management,
                                   Inc.; Vice President, Assistant Secretary and
                                         Director of Centennial Asset Management
                                                                    Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Emmanuel Ferreira,             Formerly a portfolio manager with Lashire
Vice President                 Investments (July 1999-December 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ronald H. Fielding,            Vice President of OppenheimerFunds Distributor,
Senior Vice President;         Inc.; Director of ICI Mutual Insurance Company;
Chairman: Rochester Division   Governor of St. John's College; Chairman of the
                               Board of Directors of International Museum of
                               Photography at George Eastman House.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John E. Forrest,               Senior Vice President of OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
J. Hayes Foster, None Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
P. Lyman Foster, Senior Vice President of OppenheimerFunds Senior Vice President
Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Foxhoven,                Assistant Vice President of OppenheimerFunds
Assistant Vice President       Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Colleen M. Franca,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Frank,                 None
Vice   President:    Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dominic Freud,                 Formerly, a Partner and European Equity
Vice President                 Portfolio manager at SLS Management (January
                               2002-February 2003) prior to which he was head of
                               the European equities desk and managing director
                               at SG Cowen (May 1994-January 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dan Gagliardo,                 Formerly an Assistant Vice President with
Assistant Vice President       Mitchell Hutchins (January 2000-October 2000).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hazem Gamal,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dan P. Gangemi,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Subrata Ghose,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles W. Gilbert,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alan C. Gilston,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Sharon M. Giordano-Auleta,     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill E. Glazerman,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mike Goldverg,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Benjamin J. Gord,              Vice President of HarbourView Asset Management
Vice President                 Corporation and of OFI Institutional Asset
                               Management, Inc. Formerly Executive Director
                               with Miller Anderson Sherrerd, a division of
                               Morgan Stanley Investment Management. (April
                               1992-March 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Granger,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Graves,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert G. Grill,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Guy,                    None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Gwynn,                  None
Vice   President:    Rochester
                                                                        Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Hager,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Haley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marilyn Hall,                  None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ping Han,                      None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kelly Haney,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Shari Harley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Hauenstein,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas B. Hayes,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Henry,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Catherine Heron,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dennis Hess,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dorothy F. Hirshman,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel Hoelscher,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward Hrybenko,               Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Huebl,                Assistant Vice President of OppenheimerFunds
Vice President                 Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Margaret Hui,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Huttlin,                  Vice President (Director of the International
Vice President                 Division) of OFI Institutional Asset Management,
                                                                            Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James G. Hyland,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve P. Ilnitzki,             None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen T. Ives,              Vice President of OppenheimerFunds Distributor,
Vice   President  &  Assistant Inc.; Vice President and Assistant Secretary of
Counsel                        Shareholder Services, Inc.; Assistant Secretary
                               of OppenheimerFunds Legacy Program and
                               Shareholder Financial Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Jaume,                 Senior Vice President and Chief Compliance
Vice President                 Officer (since April 2000) of HarbourView Asset
                               Management Corporation; Senior Vice President of
                               OFI Institutional Asset Management, Inc. (since
                               February 2001); Director of OFI Trust Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Frank V. Jennings,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Jennings,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Johnson,          Formerly Vice President, Senior
Assistant Vice President       Analyst/Portfolio Manager at Aladdin Capital
                               Holdings Inc. (February 2001-May 2002) prior to
                               which he was Vice President and Senior Analyst at
                               Merrill Lynch Investment Managers (October
                               1996-February 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles Kandilis,              Formerly managing director of Kandilis Capital
Assistant Vice President       Management (September 1993-August 2002); CFO of
                               Kandi Corp. (October 1989-August 1993).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer E. Kane,              Treasurer and Secretary of OppenheimerFunds
Assistant Vice President       Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lynn O. Keeshan,               Assistant Treasurer of OppenheimerFunds Legacy
Senior Vice President          Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas W. Keffer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cristina J. Keller,            Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Keogh,                 Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Garrett K. Kolb,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Walter G. Konops,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Kourkoulakos,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Kramer,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Lange,                  Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Latino,                   Formerly (until September 2002) a senior trader
Assistant Vice President       at Jacobs Levy Equity Management.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Guy E. Leaf,                   Formerly a Vice President of Merrill Lynch
Vice President                 (January 2000-September 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher M. Leavy,          None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dina C. Lee,                   Assistant Secretary of OppenheimerFunds Legacy
Assistant   Vice  President  & Program.
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dana Lehrer,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Leitzinger,              Vice President of Shareholder Financial
Vice President                 Services, Inc. and Senior Vice President of
                               Shareholder Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael S. Levine,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gang Li,                       None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Shanquan Li,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mitchell J. Lindauer,          None
Vice   President  &  Assistant
General Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bill Linden,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Malissa B. Lischin,            Assistant Vice President of OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Reed Litcher,                  Vice President of Shareholder Financial
Vice President                 Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Lolli,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel G. Loughran             None
Vice   President:    Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Patricia Lovett,               Vice President of Shareholder Financial
Vice President                 Services, Inc. and Senior Vice President of
                               Shareholder Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Macchia,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Magee,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jerry Madzij,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
(a)                            Angelo G. Manioudakis Senior Vice President of
                               HarbourView Asset Management Corporation and of
                               OFI Institutional
Senior Vice President          Asset Management, Inc. Formerly Executive
                               Director and portfolio manager for Miller,
                               Anderson & Sherrerd, a division of Morgan
                               Stanley Investment Management (August 1993-April
                               2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
LuAnn Mascia,                  Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Philip T. Masterson,           None
Vice   President  &  Assistant
Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Elizabeth McCormack,           Assistant Secretary of HarbourView Asset
Assistant Vice President       Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph McGovern,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles L. McKenzie,           Chief Executive Officer, President, Senior
Senior Vice President          Managing Director and Director  of HarbourView
                               Asset Management Corporation and OFI
                               Institutional Asset Management Corporation;
                               Director (Class A) and Chairman of Trinity
                               Investment Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa Migan,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Andrew J. Mika,                None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joy Milan,                     None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Denis R. Molleur,              None
Vice    President   &   Senior
Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Nikolaos D. Monoyios,          None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles Moon,                  Vice President of HarbourView Asset Management
Vice President                 Corporation and of OFI Institutional Asset
                               Management, Inc. Formerly an Executive Director
                               and Portfolio Manager with Miller Anderson &
                               Sherrerd, a division of Morgan Stanley
                               Investment Management (June 1999-March 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Stacey Morrell,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Murphy,                   Director of OppenheimerFunds Distributor, Inc.,
Chairman,   President,   Chief Centennial Asset Management Corporation,
Executive Officer & Director   HarbourView Asset Management Corporation, OFI
                               Private Investments, Inc., OFI Institutional
                               Asset Management, Inc. and Tremont Advisers,
                               Inc.; Director (Class A) of Trinity Investments
                               Management Corporation; President and Management
                               Director of Oppenheimer Acquisition Corp.;
                               President and Director of Oppenheimer
                               Partnership Holdings, Inc., Oppenheimer Real
                               Asset Management, Inc.; Chairman and Director of
                               Shareholder Financial Services, Inc. and
                               Shareholder Services, Inc.; Executive Vice
                               President of MassMutual Life Insurance Company;
                               director of DLB Acquisition Corp.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Murray,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas J. Murray,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth Nadler,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christina Nasta,               Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Nichols,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Barbara Niederbrach,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Norman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Raymond C. Olson,              Assistant Vice President and Treasurer of
Assistant Vice President       OppenheimerFunds Distributor, Inc.; Treasurer of
                               Centennial Asset Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Frank J. Pavlak,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Pellegrino,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allison C. Pells,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan Pergament,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Petersen,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James F. Phillips,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gary Pilc,
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Peter Pisapia,                 Formerly, Associate Counsel and Secretary at
Assistant   Vice  President  & SunAmerica Asset Management Corp. (December
Assistant Counsel              2000-December 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeaneen Pisarra,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Raghaw Prasad,                 Formerly Associate Vice President with
Assistant Vice President       Prudential Securities New York (January
                               2001-November 2001) prior to which he was a
                               Director/Analytics with Prudential Investments
                               New Jersey (April 1997-November 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jane C. Putnam,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael E. Quinn,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie S. Radtke,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Norma J. Rapini,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian N. Reid,                 Formerly an Assistant Vice President with Eaton
Assistant Vice President       Vance Management (January 2000-January 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marc Reinganum,                Formerly (until August 2002) Vaughn Rauscher
Vice President                 Chair in Financial Investments and Director,
                                         Finance Institute of Southern Methodist
                                                              University, Texas.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill Reiter,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kristina Richardson,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claire Ring,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Robertson,               Senior Vice President of OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rob Robis,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Antoinette Rodriguez,          None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Stacey Roode,                  Formerly, Assistant Vice President of Human
Vice President                 Resources of OFI (200-July 2002)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeffrey S. Rosen,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James H. Ruff,                 President and Director of OppenheimerFunds
Executive Vice President       Distributor, Inc. and Centennial Asset
                               Management Corporation; Executive Vice President
                               of OFI Private Investments, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Andrew Ruotolo                 Vice Chairman, Treasurer, Chief Financial
Executive Vice President and   Officer and Management Director of Oppenheimer
Director                       Acquisition Corp.; President and director of
                               Shareholder Services, Inc. and Shareholder
                               Financial Services, Inc.; Director (Class A) of
                               Trinity Investment Management Corporation;
                               Chairman of the Board, Chief Executive Officer,
                               President and Director of OFI Trust Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rohit Sah,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Valerie Sanders,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Karen Sandler,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tricia Scarlata,               Formerly, Marketing Manager of OppenheimerFunds,
Assistant Vice President       Inc. (April 2001-August 2002); Client Service
                               Support Manager for Sanford C. Bernstein
                               (December 1999-April 2001)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rudi Schadt,                   Formerly a consultant for Arthur Andersen
Vice President                 (August 2001-February 2002); director, senior
                               quantitative analyst at Brinson Partners
                               (September 2000,April 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ellen P. Schoenfeld,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maria Schulte,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott A. Schwegel,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allan P. Sedmak                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer L. Sexton,            Vice President of OFI Private Investments, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martha A. Shapiro,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Navin Sharma,                  Formerly, Manager at BNP Paribas Cooper Neff
Vice President                 Advisors (May 2001-April 2002) prior to which he
                               was Development Manager at Reality
                               Online/Reuters America Inc. (June 2000-May 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steven J. Sheerin,             Formerly consultant with Pricewaterhouse Coopers
Vice President                 (November 2000-May 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bonnie Sherman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David C. Sitgreaves,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward James Sivigny           Formerly a Director for ABN Amro Securities
Assistant Vice President       (July 2001-July 2002) prior to which he was
                                         Associate Director for Barclays Capital
                                                               (1998-July 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Enrique H. Smith,              Formerly a business analyst with Goldman Sachs
Assistant Vice President       (August 1999-August 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Louis Sortino,                 None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith J. Spencer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marco Antonio Spinar,          Formerly, Director of Business Operations at AOL
Assistant Vice President       Time Warner, AOL Time Warner Book Group (June
                               2000-December 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard A. Stein,              None
Vice   President:    Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur P. Steinmetz,           Senior Vice President of HarbourView Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer Stevens,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gregory J. Stitt,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John P. Stoma,                 Senior Vice President of OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Wayne Strauss,                 None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Stricker,              Vice President of Shareholder Services, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Deborah A. Sullivan,           Since December 2001, Secretary of OFI Trust
Assistant Vice President,      Company.
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mary Sullivan,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Sussman,               Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan B. Switzer,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martin Telles,                 Senior Vice President of OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul Temple,                   Formerly a Vice President of Merrill Lynch
Vice President                 (October 2001-January 2002) prior to which he
                               was a Vice President with OppenheimerFunds, Inc.
                               (May 2000-October 5, 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Vincent Toner,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Eamon Tubridy,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith Tucker,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James F. Turner,               Formerly portfolio manager for Technology
Vice President                 Crossover Ventures (May 2000-March 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cameron Ullyat,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Angela Utaro,                  None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark S. Vandehey,              Vice President of OppenheimerFunds Distributor,
Vice President                 Inc., Centennial Asset Management Corporation
                               and Shareholder Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maureen Van Norstrand,         None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Vincent Vermette,              Assistant Vice President of OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Phillip F. Vottiero,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Samuel Sloan Walker,           Vice President of HarbourView Asset Management
Vice President                 Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Teresa M. Ward,                Vice President of OppenheimerFunds Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jerry A. Webman,               Senior Vice President of HarbourView Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher D. Weiler,         None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Barry D. Weiss,                Vice President of HarbourView Asset Management
Vice President                 Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Melissa Lynn Weiss,            Formerly an Associate at Hoguet Newman & Regal,
Vice President                 LLP (January 1998-May 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christine Wells,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph J. Welsh,               Vice President of HarbourView Asset Management
Vice President                 Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Diederick Wermolder,           Director of OppenheimerFunds International Ltd.;
Vice President                 Senior Vice President (Managing Director of the
                               International Division) of OFI Institutional
                               Asset Management, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Catherine M. White,            Assistant Vice President of OppenheimerFunds
Assistant Vice President       Distributor, Inc. Formerly, Assistant Vice
                               President with Gruntal & Co. LLC (September 1998
                               - October 2000); member of the American Society
                               of Pension Actuaries (ASPA) since 1995.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William L. Wilby,              Formerly Senior Vice President of HarbourView
Senior Vice President          Asset Management Corporation (May 1999-July
                                                                          2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Donna M. Winn,                 President, Chief Executive Officer and Director
Senior Vice President          of OFI Private Investments, Inc.; Director and
                               President of OppenheimerFunds Legacy Program;
                               Senior Vice President of OppenheimerFunds
                               Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth Winston,               Formerly, principal at Richards & Tierney, Inc.
Senior Vice President          (March 1994-May 2001).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Philip Witkower,               Senior Vice President of OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian W. Wixted,               Treasurer of HarbourView Asset Management
Senior Vice President and      Corporation; OppenheimerFunds International
Treasurer                      Ltd., Oppenheimer Partnership Holdings, Inc.,
                               Oppenheimer Real Asset Management, Inc. ,
                               Shareholder Services, Inc., Shareholder
                               Financial Services, Inc., OFI Private
                               Investments, Inc., OFI Institutional Asset
                               Management, Inc. and OppenheimerFunds Legacy
                               Program; Treasurer and Chief Financial Officer
                               of OFI Trust Company; Assistant Treasurer of
                               Oppenheimer Acquisition Corp.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Carol Wolf,                    Senior Vice President of HarbourView Asset
Senior Vice President          Management Corporation; Serves on the Board of
                               the Colorado Ballet.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kurt Wolfgruber,               Director of Tremont Advisers, Inc., HarbourView
Executive   Vice  President  & Asset Management Corporation and OFI
Chief  Investment  Officer and Institutional Asset Management, Inc.
Director
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Caleb C. Wong,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward C. Yoensky,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill Zachman,                  None
Vice   President:    Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lucy Zachman,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert G. Zack                 General Counsel and Director of OppenheimerFunds
Senior Vice President and      Distributor, Inc.; General Counsel of Centennial
General Counsel                Asset Management Corporation; Senior Vice
                               President and General Counsel of HarbourView
                               Asset Management Corporation and OFI
                               Institutional Asset Management, Inc.; Senior
                               Vice President, General Counsel and Director of
                               Shareholder Financial Services, Inc.,
                               Shareholder Services, Inc., OFI Private
                               Investments, Inc. and OFI Trust Company; Vice
                               President and Director of Oppenheimer
                               Partnership Holdings, Inc.; Secretary and
                               General Counsel of Oppenheimer Acquisition
                               Corp.; Director and Assistant Secretary of
                               OppenheimerFunds International Ltd.; Director of
                               Oppenheimer Real Asset Management, Inc.; Vice
                               President of OppenheimerFunds Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Neal A. Zamore,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark D. Zavanelli,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alex Zhou,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur J. Zimmer,              Senior Vice President (since April 1999) of
Senior Vice President          HarbourView Asset Management Corporation.
---------------------------------------------------------------------------------

The Oppenheimer Funds include the following:

Centennial America Fund, L.P.
Centennial California Tax Exempt Trust
Centennial Government Trust
Centennial Money Market Trust
Centennial New York Tax Exempt Trust
Centennial Tax Exempt Trust
Limited Term New York Municipal Fund (Rochester Portfolio Series) Oppenheimer
AMT-Free New York Municipals Oppenheimer Bond Fund (a series of Oppenheimer
Integrity Funds) Oppenheimer California Municipal Fund Oppenheimer Capital
Appreciation Fund Oppenheimer Capital Income Fund Oppenheimer Capital
Preservation Fund Oppenheimer Cash Reserves Oppenheimer Champion Income Fund
Oppenheimer Concentrated Growth Fund Oppenheimer Convertible Securities Fund
(Bond Fund Series) Oppenheimer Developing Markets Fund Oppenheimer Discovery
Fund Oppenheimer Emerging Growth Fund Oppenheimer Emerging Technologies Fund
Oppenheimer Enterprise Fund Oppenheimer Europe Fund Oppenheimer Global Fund
Oppenheimer Global Opportunities Fund Oppenheimer Gold & Special Minerals Fund
Oppenheimer Growth Fund Oppenheimer High Yield Fund Oppenheimer International
Bond Fund Oppenheimer International Growth Fund Oppenheimer International
Large-Cap Core Fund Oppenheimer International Small Company Fund Oppenheimer
International Value Fund Oppenheimer Limited-Term Government Fund Oppenheimer
Limited Term Municipal Fund (a series of Oppenheimer Municipal Fund) Oppenheimer
Main Street Fund(R) (a series of Oppenheimer Main Street Funds, Inc.(R))
Oppenheimer Main Street Opportunity Fund(R) Oppenheimer Main Street Small Cap
Fund(R) Oppenheimer MidCap Fund Oppenheimer Money Market Fund, Inc. Oppenheimer
Multi Cap Value Fund Oppenheimer Multiple Strategies Fund Oppenheimer
Multi-Sector Income Trust Oppenheimer Multi-State Municipal Trust (3 series):
     Oppenheimer New Jersey Municipal Fund
     Oppenheimer Pennsylvania Municipal Fund
     Oppenheimer Rochester National Municipals
Oppenheimer Municipal Bond Fund
Oppenheimer Principal Protected Trust (1 series):
     Oppenheimer Principal Protected Main Street Fund(R)
Oppenheimer Quest Capital Value Fund, Inc.
Oppenheimer Quest For Value Funds (3 series)
     Oppenheimer Quest Balanced Value Fund
     Oppenheimer Quest Opportunity Value Fund
     Oppenheimer Small Cap Value Fund
Oppenheimer Quest Global Value Fund, Inc.
Oppenheimer Quest Value Fund, Inc.
Oppenheimer Real Asset Fund
Oppenheimer Real Estate Fund
Oppenheimer Select Managers (6 series):
     Gartmore Millennium Growth Fund II
     Jennison Growth Fund
     Mercury Advisors Focus Growth Fund
     Mercury Advisors S&P 500 Index Fund
     QM Active Balanced Fund
     Salomon Brothers All Cap Fund
Oppenheimer Senior Floating Rate Fund
Oppenheimer Series Fund, Inc. (2 series):
     Oppenheimer Disciplined Allocation Fund
     Oppenheimer Value Fund
Oppenheimer Special Value Fund Oppenheimer Strategic Income Fund Oppenheimer
Total Return Bond Fund Oppenheimer Total Return Fund, Inc.
Oppenheimer Tremont Market Neutral Fund LLC Oppenheimer Tremont Opportunity Fund
LLC Oppenheimer Trinity Core Fund Oppenheimer Trinity Large Cap Growth Fund
Oppenheimer Trinity Value Fund Oppenheimer U.S. Government Trust Oppenheimer
Variable Account Funds (11 series):
     Oppenheimer Aggressive Growth Fund/VA Oppenheimer Bond Fund/VA Oppenheimer
     Capital Appreciation Fund/VA Oppenheimer Global Securities Fund/VA
     Oppenheimer High Income Fund/VA Oppenheimer Main Street Fund/VA Oppenheimer
     Main Street Small Cap Fund/VA Oppenheimer Money Fund/VA Oppenheimer
     Multiple Strategies Fund/VA Oppenheimer Strategic Bond Fund/VA Oppenheimer
     Value Fund/VA
Panorama Series Fund, Inc. (4 series):
     Growth Portfolio
     Government Securities Portfolio
     Oppenheimer International Growth Fund/VA
     Total Return Portfolio
Rochester Fund Municipals

The address of the Oppenheimer funds listed above, Shareholder Financial
Services, Inc., Shareholder Services, Inc., OppenheimerFunds Services,
Centennial Asset Management Corporation, Centennial Capital Corp., Oppenheimer
Real Asset Management, Inc. and OppenheimerFunds Legacy Program is 6803 South
Tucson Way, Centennial, Colorado 80112-3924.

The address of OppenheimerFunds, Inc., OppenheimerFunds Distributor, Inc.,
HarbourView Asset Management Corporation, Oppenheimer Partnership Holdings,
Inc., Oppenheimer Acquisition Corp., OFI Private Investments, Inc., OFI
Institutional Asset Management, Inc. and OFI Trust Company is 498 Seventh
Avenue, New York, New York 10018.

The address of Tremont Advisers, Inc. is 555 Theodore Fremd Avenue, Suite
206-C, Rye, New York 10580.

The address of OppenheimerFunds International Ltd. is Bloc C, Irish Life
Center, Lower Abbey Street, Dublin 1, Ireland.

The address of Trinity Investment Management Corporation is 301 North Spring
Street, Bellefonte, Pennsylvania 16823.

Item 31.    Location of Accounts and Records

      The accounts, books and other documents required to be maintained by
Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and
rules promulgated thereunder are in the possession of OppenheimerFunds, Inc. at its offices at 498 Seventh Avenue, New York, New York 10018.

Item 32.    Management Services

      Not applicable

Item 33.    Undertakings

      I. The Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

      II. The Registrant hereby undertakes:

            (a)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration
                  statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,
                  individually or in the aggregate, represent a fundamental
                  change in the information set forth in the registration
                  statement. Notwithstanding the foregoing, any increase or
                  decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule
                  424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20%
                  change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the
                  registration statement or any material change to such
                  information in the registration statement;

            (b)   that, for the purpose of determining any liability under the
                  Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Interests offered therein, and the offering of the
                  Interests at that time shall be deemed be the initial bona fide offering thereof; and

            (c)   to remove from registration by means of a post-effective
                  amendment any of the Interests being registered which remain unsold at the termination of the offering.

      III. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's Statement of Additional
Information.

                                      FORM N-2

                               OPPENHEIMER TREMONT MARKET
                                   NEUTRAL FUND, LLC

                                SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the
Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 21st day of
August, 2003.

                              OPPENHEIMER TREMONT MARKET
                                   NEUTRAL FUND, LLC

                              By:   /s/ John V. Murphy*
                                    -------------------
                              Name: John V. Murphy
                              Title: President, Manager &
                                     Chairman of the Board of Managers

      Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Name                           Title                        Date

/s/ Brian W. Wixted            Treasurer, Principal          August 21, 2003
------------------
Brian W. Wixted                Financial &
                               Accounting Officer

/s/  Ronald J. Abdow           Manager                       August 21, 2003
--------------------
Ronald J. Abdow

/s/  John V. Murphy            Manager                       August 21, 2003
--------------------
John V. Murphy

/s/  Eustis Walcott            Manager                       August 21, 2003
---------------------
Eustis Walcott

/s/  Joseph M. Wikler          Manager                       August 21, 2003
---------------------
Joseph M. Wikler

/s/  Peter I. Wold             Manager                       August 21, 2003
---------------------
Peter I. Wold

By: /s/ Robert G. Zack
   ____________________________
   Robert G. Zack, Attorney in Fact